Confidential draft registration statement submitted to the Securities and Exchange Commission on August 5, 2015. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

SI-BONE, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	3841	26-2216351
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

SI-BONE, Inc.

3055 Olin Avenue, Suite 2200

San Jose, California 95128

(408) 207-0700

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Laura Francis

Chief Financial Officer

SI-BONE, Inc.

3055 Olin Avenue, Suite 2200

San Jose, California 95128

(408) 207-0700

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
Bennett L. Yee., Esq. Richard C. Blake, Esq. Michael H. Irvine, Esq. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 1200 Seaport Blvd. Redwood City, California 94063 (650) 321-2400	Robert E. Johnson, Esq. General Counsel SI-BONE, Inc. 3055 Olin Avenue, Suite 2200 San Jose, California 95128 (408) 207-0700	Michael Benjamin, Esq. llir Mujalovic, Esq. Shearman & Sterling, LLP 599 Lexington Avenue New York, New York 10022-6069 (212) 848-7658

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.0001 par value	$	$

(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 5, 2015

             Shares

Common Stock

This is the initial public offering of shares of common stock of SI-BONE, Inc.

We are offering             shares of our common stock. Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “SIBN.”

We are an emerging growth company under the federal securities laws and will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 14.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for additional disclosure regarding underwriting discounts, commissions and estimated offering expenses.

To the extent that the underwriters sell more than             shares of common stock, the underwriters have a 30-day over-allotment option to purchase up to an additional             shares from us at the initial public offering price, less the underwriting discounts and commissions.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2015.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Morgan Stanley	BofA Merrill Lynch

Canaccord Genuity	JMP Securities

                    , 2015

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

Through and including                     ,     (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

TRADEMARKS

Unless the context indicates otherwise, as used in this prospectus, the terms “SI-BONE” and “iFuse Implant System” and other trademarks or service marks of SI-BONE appearing in this prospectus are the property of SI-BONE. This prospectus contains additional trade names, trademarks, and service marks of ours and of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

INVESTORS OUTSIDE THE UNITED STATES

Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common stock. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “SI-BONE,” “the company,” “we,” “us,” and “our” refer to SI-BONE, Inc.

Our Business

We are a medical device company that has pioneered a proprietary minimally invasive surgical implant system to fuse the sacroiliac joint for treatment of common types of sacroiliac joint disorders that cause lower back pain. We introduced our iFuse Implant System, or iFuse, in 2009 in the United States and in 2010 in certain countries in the European Union. Since 2009, more than 16,500 iFuse procedures have been performed by over 1,000 surgeons, primarily in the United States. Based on our commercial experience and market research, we believe iFuse is currently used in nearly 85% of minimally invasive surgical fusions of the sacroiliac joint in the United States.

The two sacroiliac joints connect the sacral bone at the base of the spine with the two iliac bones of the pelvis, and absorb and transmit shock between the legs and the upper body. Patients with sacroiliac joint dysfunction may experience pain that can be debilitating. We believe that the sacroiliac joint is the last major joint to be addressed by the orthopedic implant industry.

iFuse is the only minimally invasive product for sacroiliac joint fusion commercially available in the United States that, to our knowledge, is supported by published evidence of safety, clinical effectiveness, durability, and economic utility. These benefits are supported by more than 25 published papers, including a prospective, randomized controlled multi-center clinical trial referred to as “INSITE.” Prospective, randomized controlled clinical trials that compare outcomes of surgical to non-surgical management for spine conditions are rare. INSITE six-month follow-up results were published in March 2015 in the International Journal of Spine Surgery, and 12-month follow-up results have been accepted for publication in Neurosurgery. The INSITE results demonstrate that iFuse procedures result in clinically important and statistically significant reduction in sacroiliac joint pain and related disability as well as improvement in quality of life.

Moreover, the improvement in all of these measures after the iFuse procedure was statistically superior to those after non-surgical management. In April 2015, INSITE was awarded the “best overall” paper out of approximately 450 submitted clinical study papers at the International Society for Advancement of Spine Surgery, or ISASS, conference.

The INSITE clinical trial included 148 subjects treated at 19 centers with subjects randomized in a two to one ratio to either immediate sacroiliac joint fusion with iFuse or non-surgical management. The study design allowed subjects in the non-surgical management group to cross over and have surgery after six months, and 79.5% of the non-surgical management group had elected to have the iFuse procedure as of June 30, 2015. The results can be summarized as follows:

•	Reduction in Pain. There is a much greater chance of pain reduction with iFuse as compared to non-surgical management. As shown in the graph below, subjects surgically treated with iFuse had a mean 52.0-point reduction in sacroiliac joint pain at six months, on the 0-100 Visual Analog Scale, or VAS. By contrast, subjects in the non-surgical management group had only a mean 12.2-point decrease (p<.0001). Pain relief was sustained at 12 months, with a mean 54.2-point reduction from the baseline VAS measurement in the surgical group. The six-month success rates were 81.4% and 26.1% in the iFuse and non-surgical management groups, respectively, where success was defined as reduction in VAS sacroiliac joint pain of at least 20 points in the absence of serious device-related or neurologic adverse events and absence of surgical revision. In addition, the non-surgical management group subjects who elected after six months to cross over to have the iFuse procedure had pain reduction similar to that seen in subjects originally assigned to sacroiliac joint fusion with iFuse. Twelve-month success rates were 81.5% and 12.5% in the iFuse and non-surgical management groups, respectively.

•	Reduction in Disability. There is a much greater chance of reduction in disability with iFuse as compared to non-surgical management. As shown in the graph below, subjects surgically treated with iFuse had a mean 27.4-point reduction in disability at six months, on the 0-100 Oswestry Disability Index, or ODI, while subjects in the non-surgical management group had only a mean 4.6-point decrease (p<.0001). At 12 months, the iFuse group had a mean 29.4-point reduction in ODI. At six months, the proportion of subjects with ODI improvements of at least 15 points was 72.5% and 13.0% in the iFuse and non-surgical management groups, respectively (p<.0001). In addition, the subjects who elected after six months to cross over to have the iFuse procedure had similar disability reduction as the subjects originally assigned to sacroiliac joint fusion with iFuse. At 12 months, the proportion with an ODI improvement of at least 15 points was 72.4% and 10.0% in the iFuse and non-surgical management groups, respectively (p<.0001).

We have also demonstrated the long-term durability of pain relief resulting from treatment with iFuse in several other published studies. A study published in the Open Orthopedics Journal in 2014 showed that pain relief observed at 12 months was maintained for five years. Similar results with four and one-half year follow-up were published in the Journal of Spine in 2014. Moreover, the cumulative four-year revision rate with iFuse, an important clinical outcome, is approximately 3.5%, or one-third of the reported revision rate of lumbar (lower back) fusion.

Market

Over 30 million Americans experience lower back pain at any given time, according to The New England Journal of Medicine. Published clinical studies have shown that 15 to 30 percent of all lower back pain is associated with the sacroiliac joint. Based on our surveys of surgeons that have performed the iFuse procedure, we believe that up to 50 percent of patients who present with sacroiliac joint pain to a trained surgeon or pain doctor are candidates for a surgical procedure. Our experience in both clinical trials and the commercial setting indicates that iFuse could be beneficial to at least 30 percent of these patients who visit these trained healthcare providers and are screened for exclusion and inclusion criteria. Based on this analysis, we believe that the potential market for iFuse in the United States is up to 675,000 patients annually.

Studies have also stated that the disability from disease of the sacroiliac joint is comparable with a number of serious orthopedic conditions (for example, knee and hip osteoarthritis, spinal stenosis, and degenerative disc disease), all of which have surgical solutions where an implant is used and a significant market exists. For example, there are a large number of lumbar fusions to treat lower back pain in the United States.

Company History

SI-BONE was founded in 2008 by our Chief Medical Officer, orthopedist Mark A. Reiley, M.D., our Chief Executive Officer, Jeffrey W. Dunn, and orthopedic surgeon Leonard Rudolf, M.D. Dr. Reiley previously invented balloon kyphoplasty and founded Kyphon Inc., which was sold to Medtronic plc in 2007. He also invented the INBONE total ankle replacement system, which was sold to Wright Medical Technology, Inc. in 2008.

As of June 30, 2015, we had 194 employees, including a direct field sales organization of 77 in the United States and six in Europe. In the United States, we sell primarily through our direct field organization, and we have a small number of third-party distributors. As of June 30, 2015, throughout the world we had 19 issued patents, of which 18 were in the United States, and 74 pending patents, of which 28 were in the United States. These patents and applications cover various aspects of the iFuse procedure, implants, and instruments. For the year ended December 31, 2014 and the three months ended March 31, 2015, we generated revenue of $40.1 million and $10.3 million, respectively, and our net loss was $27.8 million and $7.6 million, respectively.

Limitations of Prior Treatment and Our iFuse Solution

Patients with sacroiliac joint dysfunction frequently experience significant pain simply from sitting, standing or rolling over in bed. The pain can be exacerbated with activity. When a patient walks or runs, for example, the shock from each step is transmitted up the leg to the iliac bones of the pelvis. This results in small movements of the sacroiliac joints and pressure transferred across the joints. The initial goal in fusion of the sacroiliac joint is to immediately stabilize the joint because the movement of the damaged or arthritic joint is believed to cause the pain. After the joint has been stabilized, the goal is to have permanent fusion of the joint occur over time through biological fixation.

Surgical fusion of the sacroiliac joint was first reported in the 1920s using open surgical technique. The open procedure uses plates and screws, is extremely invasive, and involves long recovery time, when compared to the iFuse minimally invasive procedure. As shown in the graphic below, our iFuse implants are triangular, and three implants are typically used in each procedure. Our implants are made of titanium and are coated with a porous surface using a titanium plasma spray process. Each iFuse implant is at least three times the strength of an eight millimeter cannulated screw and the large porous surface area allows fixation of the bone to the implants.

Open surgery for elective sacroiliac joint fusion has become less common in the United States since we introduced iFuse. The table below highlights some of the key differences between iFuse and open surgery.

	Fusion with Open Surgery	iFuse Minimally Invasive Surgery
Size of incision	6 to 12 inches	1 to 2 inches
Average hospital stay	5.1 nights	1.3 nights
Average blood loss	800 ml	33 ml
Surgeries performed annually in the United States	Fewer than 400 in 2008	Approximately 4,000 in 2014

Due to its morbidity and infrequent use, the open fusion procedure was rarely taught in medical school or residency programs. Prior to our launch of iFuse, most spine surgeons had never performed a sacroiliac joint fusion. As a result, when patients presented with lower back pain, spine surgeons often did not include a sacroiliac joint evaluation in their diagnostic work-up.

It is often difficult to identify the source of lower back pain. As a result, some surgical procedures performed on the spine have a sub-optimal success rate. For example, published studies of lumbar spine fusion have shown success rates of only approximately 60%. Unsuccessful spine surgery may result in failed back surgery syndrome, which has been shown to result in high healthcare costs with poor overall relief of pain. We believe low success rates of lumbar fusion are likely related to failure, in some cases, to diagnose the sacroiliac joint as the correct cause of pain.

In addition to training surgeons to perform the iFuse procedure, we have made considerable investments in teaching healthcare professionals to accurately diagnose sacroiliac joint disorders. We provide instruction and training on how to perform provocative maneuvers in a physician’s office that can reveal the sacroiliac joint as the source of pain. If provocative tests are positive, surgeons can then confirm that the pain derives from the sacroiliac joint by injecting a small amount of local anesthetic into the joint under fluoroscopic guidance. If the local anesthetic produces immediate pain reduction, it confirms that the sacroiliac joint is the source of the pain. In addition to the differentiated characteristics of our iFuse procedure and implants, we believe that more accurate diagnosis is part of the reason for the high success rate of iFuse. As is customary in the orthopedic implant industry, a member of our team is typically present in the operating suite during surgery to provide technical assistance for the use of iFuse.

In the iFuse procedure, which is performed under general anesthesia, the surgeon makes an incision approximately one to two inches in length. Using a custom instrument set we provide, the surgeon prepares a triangular channel across the sacroiliac joint for each implant. An iFuse implant is then pressed into a triangular channel. The channel in the bone is slightly smaller than the implant, creating what is known as an interference fit. The triangular shape of our implants prevents them from rotating. The iFuse implants have more than 30 times the rotation resistance of screws. We have been issued patents on rectilinear implants, which include all shapes with cross-sections that are not round, including the triangular shape we use for iFuse. We also have been issued patents for, among other things, the method of placing those implants for applications across the sacroiliac joint as well as other parts of the spine and pelvis.

By contrast, open fusion of the sacroiliac joint as well as the minimally invasive solutions offered by other companies typically use screws and/or plates for fixation. When placed across the sacroiliac joint, standard orthopedic screws, with no features to allow biologic fixation, have demonstrated a high percentage of loosening over time. We are unaware of any data to show that our competitors’ sacroiliac joint screws, with features allowing biologic fixation, have a lower rate of loosening than standard orthopedic screws. In addition, placement of plates for open fusion procedures typically requires larger incisions and more invasive dissection, which results in longer recovery times and increased morbidity. Because of the triangular shape, porous coating, strength, and other differentiating factors, we believe that our published clinical data does not apply to other minimally invasive solutions, for which no evidence of safety, clinical effectiveness, durability, and economic utility has been published.

Our implants cross the sacroiliac joint and provide stability, which is why we believe pain diminishes soon after the iFuse procedure. Follow-up studies have shown bony bridging across the sacroiliac joint five years after the iFuse procedure.

Finally, although a number of non-surgical treatments exist for sacroiliac joint pain, they did not provide the level of pain or disability relief seen with the iFuse procedure for the patients participating in the INSITE study.

Reimbursement in the United States

Prior to our launch of iFuse, Medicare and most private insurance companies reimbursed surgeons for sacroiliac joint fusions using either an established Category I Current Procedure Terminology, or CPT, code or an unlisted code. A Category I CPT code is typically assigned to procedures that are consistent with contemporary medical practice and are widely performed. Procedures with a longstanding Category I CPT code are usually reimbursed.

However, effective July 1, 2013, the American Medical Association’s, or AMA’s, CPT Editorial Panel created a new Category III CPT code for fusion of the sacroiliac joint using a minimally invasive or percutaneous approach. Category III CPT codes are used for new and emerging technologies and are reimbursed sporadically. This new code functionally redefined coding for sacroiliac joint fusions because it meant that minimally invasive or percutaneous fusion procedures should not be billed using the general Category I CPT code for sacroiliac fusion surgery. Due to this coding change, which was accompanied by the establishment of a Medicare hospital outpatient rate for the new code, the number of minimally invasive sacroiliac joint fusions, including those performed with iFuse, decreased significantly.

Following the creation of the new Category III code, a number of papers demonstrating the clinical success of the iFuse procedure were published. These studies, along with the support of several professional societies and surgeons, resulted in the AMA CPT Editorial Panel establishing a new Category I CPT code specifically for sacroiliac joint fusion surgery using a minimally invasive or percutaneous approach. This new Category I CPT code became effective on January 1, 2015.

Subsequently, in March 2015, our INSITE prospective randomized controlled clinical trial was published. In June 2015, the largest spine society in the world, the North American Spine Society, or NASS, published a positive coverage recommendation document, based on the clinical evidence, advocating to insurance companies and Medicare Administrative Contractors, or MACs, that sacroiliac joint fusion using a minimally invasive surgical approach should be routinely reimbursed. ISASS has also recently published a similar positive advocacy document intended to encourage insurance companies in the United States to reimburse for the procedure.

However, the establishment of the new Category I CPT code does not automatically prompt Medicare or other payors to cover the iFuse procedure. Coverage decisions for this code are made independently by each of the private insurance companies and the eight MACs, and the process of obtaining coverage is not immediate. We believe that the combination of the new Category I CPT code, the data from the INSITE clinical trial, and the support from leading professional societies will begin to convince additional MACs and private payors to cover the iFuse procedure and allow us to begin increasing the number of procedures and growing revenue in 2016.

Some MACs and third-party payors, including Aetna, Cigna, and some Blue Cross Blue Shield plans, still consider iFuse to be experimental or investigational. However, many of these coverage policies predate the establishment of the Category I CPT code in January of 2015 and the publication of INSITE in March of 2015, as well as the positive coverage recommendations to all Medicare contractors and private insurance companies in the United States issued by the NASS and ISASS. As of June 30, 2015, four of the eight MACs had announced that they were covering the iFuse procedure. The other four MACs were in the decision making process. As of June 30, 2015, five private payors, including two of the ten largest, were covering the iFuse procedure regularly on a case-by-case basis, while the vast majority of private payors were evaluating, or re-evaluating, their coverage policies.

Our Strategy

Our objective is to maintain and enhance our leadership position in providing clinically-proven products and training for minimally invasive sacroiliac joint fusion and provide relief for as many patients as possible. To accomplish this objective, we intend to:

•	Continue to educate physicians, payors, and patients globally about the growing body of compelling evidence supporting the safety and clinical effectiveness of our iFuse procedure;

•	Increase reimbursement coverage based on our evidence of safety and clinical effectiveness;

•	Continue to invest in iFuse awareness, surgeon training, new products, and additional clinical and economic studies;

•	Educate and train the healthcare community on the prevalence, anatomy, diagnosis, and treatment options including minimally invasive surgical fusion of the sacroiliac joint;

•	Expand our direct field organization in the United States and select European countries to drive adoption of our iFuse products;

•	Maintain our technological leadership by investing in the creation of new or improved products for sacroiliac joint surgery, and obtain domestic and international regulatory clearance or approvals to market them in the United States and additional countries; and

•	Continue to grow and defend our existing intellectual property portfolio.

Risks Associated With Our Business

Our business is subject to numerous risks, as more fully described in “Risk Factors,” which immediately follow this prospectus summary. These risks include, among others:

•	We have incurred significant operating losses since inception, we expect to continue to incur operating losses in the future, and we may not be able to achieve or sustain future profitability.

•	If hospitals, surgeons, and other healthcare providers are unable to obtain adequate coverage and reimbursement from third-party payors for procedures performed using our products, adoption of our products may be delayed, and it is unlikely that they will gain widespread acceptance.

•	We may not be able to convince physicians that iFuse is an attractive alternative to our competitors’ products and that our procedure is an attractive alternative to existing surgical and non-surgical treatments of the sacroiliac joint.

•	Surgeons and payors may not find our clinical evidence to be compelling, which could limit our sales and revenue, and on-going and future research may prove our products to be less safe and effective than initially anticipated.

•	Pricing pressure from our competitors, changes in third-party coverage and reimbursement, healthcare provider consolidation, payor consolidation and the proliferation of “physician owned distributorships” may impact our ability to sell our product at prices necessary to support our current business strategies.

•	We operate in a very competitive business environment and if we are unable to compete successfully against our existing or potential competitors, our sales and operating results may be negatively affected and we may not grow.

•	We currently manufacture and sell only one product, which could negatively affect our operations and financial condition.

•	If we are unable to maintain and expand our network of direct sales representatives and third-party distributors, we may not be able to generate anticipated sales.

•	We have a limited operating history and may face difficulties encountered by early stage companies in new and rapidly evolving markets.

•	Our sales volumes and our operating results may fluctuate over the course of the year.

•	If our business strategy proves to be flawed or if we do not successfully implement our business strategy, our business and results of operations will be adversely affected.

•	We will need to generate significant sales to become profitable.

•	Our future capital needs are uncertain and we may need to raise additional funds in the future, and such funds may not be available on acceptable terms or at all.

•	We, our suppliers, and our third-party manufacturers are subject to extensive governmental regulation both in the United States and abroad and failure to comply with applicable requirements could cause our business to suffer.

•	We and our distributor sales representatives must comply with U.S. federal and state fraud and abuse laws, including anti-kickback and false claims and equivalent foreign rules.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	reduced obligations with respect to financial data, including presenting only two years of audited financial statements and only two years of selected financial data;

•	an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we no longer qualify as an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our capital stock held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced reporting burdens.

We elected not to avail ourselves of the reduced obligation with respect to financial data.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Corporate Information

We were incorporated in March 2008 in Delaware. Our principal executive offices are located at 3055 Olin Avenue, Suite 2200, San Jose, California 95128, and our telephone number is (408) 207-0700. Our website address is www.SI-BONE.com. The information on, or that can be accessed through, our website is not part of this prospectus. We have included our website address as an inactive textual reference only.

THE OFFERING

Issuer	SI-BONE, Inc.

Shares of common stock offered by us	shares.

Shares of common stock outstanding after this offering	shares ( shares if the underwriters exercise their over-allotment option in full).

Over-allotment option	We have granted to the underwriters the option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares of our common stock.

Use of proceeds	We estimate that the net proceeds from this offering of shares of common stock will be approximately $ million, or $ million if the underwriters exercise their option to purchase additional shares in full after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

We expect to use approximately $ million of the net proceeds for sales and marketing activities to support ongoing commercialization of the iFuse Implant System and the remainder, if any, for working capital and general corporate purposes, including research and development and clinical studies. We may also use a portion of our net proceeds to acquire or invest in complementary products, technologies, or businesses; however, we currently have no agreements or commitments to complete any such transactions. See “Use of Proceeds” on page 59.

Risk factors	See “Risk Factors” beginning on page 14 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Proposed Nasdaq symbol	“SIBN”

The number of shares of common stock to be outstanding after this offering is based on shares of common stock outstanding as of March 31, 2015, and excludes the following:

•	31,880,496 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2015, with a weighted average exercise price of $0.16 per share;

•	2,212,918 shares of common stock, which are issuable upon the exercise of warrants outstanding as of March 31, 2015, with a weighted average exercise price of $0.21 per share;

•	509,391 shares of common stock issuable upon the deemed conversion of 509,391 shares of our preferred stock, which are issuable upon the exercise of warrants outstanding as of March 31, 2015, with a weighted average exercise price of $0.60 per share;

•	9,307,891 shares of common stock issuable upon the exercise of outstanding options granted after March 31, 2015, with an exercise price of $0.44 per share; and

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of 1,265,005 shares of our common stock that were reserved for issuance under our 2008 Stock Plan as of March 31, 2015, and shares of our common stock reserved for issuance under the equity plan in effect following the completion of this offering. On the date immediately prior to the date of this prospectus, any remaining shares available for issuance under our 2008 Stock Plan will be added to the shares reserved under the equity plan in effect following the completion of this offering and we will cease granting awards under the 2008 Stock Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	The automatic conversion of 143,556,724 shares of our preferred stock outstanding as of March 31, 2015, into an aggregate of 143,556,724 shares of our common stock immediately prior to the closing of this offering;

•	The issuance of shares of common stock upon the net exercise of warrants to purchase 988,522 shares of preferred stock, with a price of $0.51 per share, and the conversion into approximately shares of common stock immediately prior to the closing of this offering, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	The automatic conversion of warrants to purchase 509,391 shares of preferred stock outstanding as of March 31, 2015 into warrants to purchase 509,391 shares of our common stock immediately prior to the closing of this offering;

•	The filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws immediately prior to the closing of this offering;

•	The reclassification, immediately prior to the closing of this offering, of all outstanding shares of our Series 1 common stock and Series 2 common stock into a single class of common stock named “common stock,” which shall have the same voting powers, preferences, rights and qualifications, limitations, and restrictions as the current Series 2 common stock; and

•	No exercise of the underwriters’ option to purchase additional shares.

SUMMARY FINANCIAL DATA

The following tables set forth a summary of our historical financial data as of, and for the periods ended on, the dates indicated. The statements of operations data for the years ended December 31, 2012, 2013, and 2014 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The statements of operations data for the three months ended March 31, 2014 and 2015, and the balance sheet data as of March 31, 2015, are derived from unaudited interim consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for fair statement of the financial information set forth in those statements. You should read this data together with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus and the information in “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results and our interim results are not necessarily indicative of results to be expected for the full year ending December 31, 2015, or any other period.

	Year Ended December 31,				Three Months Ended March 31,
Statements of Operations:	2012	2013	2014		2014	2015
	(in thousands, except share and per share amounts)

Revenue	$37,016	$48,999		$40,054	$10,500		$10,323
Cost of goods sold	3,041	4,332		6,500	1,202		1,771

Gross profit	33,975	44,667		33,554	9,298		8,552

Operating expenses
Sales and marketing	35,691	34,744		40,625	8,586		10,346
Research and development	3,770	8,374		9,172	2,141		2,128
General and administrative	5,233	6,846		10,058	2,055		2,934

Total operating expenses	44,694	49,964		59,855	12,782		15,408

Loss from operations	(10,719)	(5,297)		(26,301)	(3,484)		(6,856)
Interest and other income (expense), net
Interest income	5	3		15	1		5
Interest expense	(231)	(912)		(1,536)	(274)		(349)
Other income (expense), net	42	62		18	(5)		(393)

Loss before income taxes	(10,903)	(6,144)		(27,804)	(3,762)		(7,593)
Provision for income taxes	—	10		2	—		—

Net loss	(10,903)	(6,154)		(27,806)	(3,762)		(7,593)
Other comprehensive income (loss)
Changes in foreign currency translation	(22)	(3)		183	51		281

Comprehensive loss	$(10,925)	$(6,157)		$(27,623)	$(3,711)		$(7,312)

Net loss attributable to common stockholder per share, basic and diluted (1)	$(0.32)	$(0.15)		$(0.58)	$(0.08)		$(0.14)

Weighted-average number of common shares used to compute basic and diluted net loss per share (1)	34,076,263	41,201,966		48,035,918	45,190,957		52,592,709

Pro forma net loss per share, basic and diluted (unaudited) (1)			$			$

Pro forma weighted-average number of common shares used to compute basic and diluted net loss per share (unaudited) (1)

(1)	See Note 14 to our consolidated financial statements included elsewhere in this prospectus for the method used to calculate net loss per share, basic and diluted, and pro forma net loss per share, basic and diluted.

	As of March 31, 2015
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$10,929
Working capital	12,393
Total assets	22,250
Warrant liability	469
Total borrowings	15,185
Total liabilities	22,289
Convertible preferred stock	71,200
Accumulated deficit	(75,535)
Total stockholders’ equity (deficit)	(71,239)

(1)	Reflects (i) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 143,556,724 shares of common stock; (ii) the issuance of shares of common stock upon the net exercise of warrants to purchase 988,522 shares of preferred stock, with a price of $0.51 per share, and the conversion into approximately shares of common stock, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and (iii) the automatic conversion of warrants to purchase 509,391 shares of our preferred stock into warrants to purchase 509,391 shares of our common stock immediately prior to the closing of this offering.
(2)	Reflects the pro forma adjustments described in footnote (1) above and the sale by us of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the application of net proceeds of this offering as described in “Use of Proceeds.”
(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of pro forma as adjusted cash and cash equivalents, working capital, total assets, and stockholders’ equity by $ million, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) each of pro forma as adjusted cash and cash equivalents, working capital, total assets, and total stockholders’ equity by approximately $ million, assuming the initial public offering price per share remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price, number of shares offered, and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could materially and adversely affect our business, financial condition, results of operations, and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business and Our Industry

We have incurred significant operating losses since inception, we expect to continue to incur operating losses in the future, and we may not be able to achieve or sustain future profitability.

We have incurred net losses since our inception in 2008. For the years ended December 31, 2012, 2013, and 2014, and for the three months ended March 31, 2015, we had net losses of $10.9 million, $6.2 million, $27.8 million, and $7.6 million, respectively. As of March 31, 2015, we had an accumulated deficit of $75.5 million. To date, we have financed operations primarily through private placements of equity securities, certain debt-related financing arrangements and from sales of our products. We have devoted substantially all of our resources to research and development of our products, sales, and marketing activities and clinical and regulatory matters for our products. There can be no assurances that we will be able to generate sufficient revenue from our existing products or from any of our product candidates in development, and to transition to profitability and generate consistent positive cash flows. Following this offering, we expect that our operating expenses will continue to increase as we continue to build our commercial infrastructure, develop, enhance, and commercialize our existing and new products and incur additional operational and reporting costs associated with being a public company. As a result, we expect to continue to incur operating losses for the foreseeable future and may never achieve profitability. Furthermore, even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis. If we do not achieve profitability, it will be more difficult for us to finance our business and accomplish our strategic objectives.

If hospitals, surgeons, and other healthcare providers are unable to obtain adequate coverage and reimbursement from third-party payors for procedures performed using our products, adoption of our products may be delayed, and it is unlikely that they will gain widespread acceptance.

Maintaining and growing sales of our products depends on the availability of adequate coverage and reimbursement from third-party payors, including government programs such as Medicare and Medicaid, private insurance plans, and managed care programs. Hospitals, surgeons, and other healthcare providers that purchase or use medical devices generally rely on third-party payors to pay for all or part of the costs and fees associated with the procedures performed with these devices.

Adequate coverage and reimbursement for procedures performed with our products is central to the acceptance of our current and future products. We may be unable to sell our products on a profitable basis if third-party payors deny coverage, continue to deny coverage or reduce their current levels of payment, or if our costs of production increase faster than increases in reimbursement levels. For example, our sales decreased significantly after minimally invasive sacroiliac joint fusion was assigned to a Category III Current Procedure Terminology, or CPT, code effective July 1, 2013. Many private payors refer to coverage decisions and payment amounts determined by the Centers for Medicare and Medicaid Services, or CMS, which administers the Medicare program, as guidelines for setting their coverage and reimbursement policies. Future action by CMS or third-party payors may further diminish payments to physicians, outpatient centers, and/or hospitals. As of June 30, 2015, the Hospital Outpatient Prospective Payment System’s CMS outpatient payment to facilities was not adequate for the procedure. If there is a shift to more outpatient procedures, there could be a negative effect on our revenue and gross margins. In addition, prior to July 1, 2013, the CPT payment to surgeons was approximately $1,000. On January 1, 2015, the CPT payment decreased to $574 and the proposed payment for 2016 is $725. It is unclear whether this reimbursement amount will negatively affect procedure volumes. For some governmental programs, such as Medicaid, coverage and reimbursement differ from state to state, and some state Medicaid programs may not pay an adequate amount for the procedures performed with our products, if any payment is made at all. As the portion of the U.S. population over the age of 65 and eligible for Medicare continues to grow, we may be more vulnerable to coverage and reimbursement limitations. Private payors that do not follow the Medicare guidelines may adopt different coverage and reimbursement policies for procedures performed with our products. Furthermore, the healthcare industry in the United States has experienced a trend toward cost containment as government and private insurers seek to control healthcare costs by imposing lower payment rates and negotiating reduced contract rates with service providers. Therefore, we cannot be certain that the procedures performed with our products will be reimbursed at an appropriate level or at all. As of June 30, 2015, four of the eight Medicare Administrative Contractors, or MACs, had announced that they were covering the iFuse Implant System, or iFuse, procedure. The other four MACs were not covering and are in the decision making process. In addition, as of June 30, 2015, only five private payors, including two of the ten largest, were covering the procedure regularly on a case-by-case basis, while the vast majority of the others were not covering and were evaluating, or re-evaluating, their coverage policies.

To the extent we sell our products internationally, market acceptance may depend, in part, upon the availability of coverage and reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government-sponsored healthcare and private insurance. We may not obtain international coverage and reimbursement approvals in a timely manner, if at all. Our failure to receive such approvals would negatively impact market acceptance of our products in the international markets in which those approvals are sought.

We may not be able to convince physicians that iFuse is an attractive alternative to our competitors’ products and that our procedure is an attractive alternative to existing surgical and non-surgical treatments of the sacroiliac joint.

Surgeons play the primary role in determining the course of treatment in consultation with their patients and, ultimately, the product that will be used to treat a patient. In order for us to sell our iFuse solution successfully, we must convince surgeons through education and training that treatment with our iFuse implant is beneficial, safe, and cost effective for patients as compared to our competitors’ products. If we are not successful in convincing surgeons of the merits of iFuse, they may not use our product, and we will be unable to increase our sales and achieve or grow profitability.

Historically, most spine surgeons did not include sacroiliac joint pain in their diagnostic work-up because they did not have an adequate surgical procedure to perform for patients diagnosed with the condition. As a result, some patients with lower back pain resulting from sacroiliac joint dysfunction are misdiagnosed. We believe that educating surgeons and other healthcare professionals about the clinical merits and patient benefits of iFuse implants is an important element of our growth. If we fail to effectively educate surgeons and other medical professionals, they may not include a sacroiliac joint evaluation as part of their diagnosis and, as a result, those patients may continue to receive unnecessary or only non-surgical treatment.

Surgeons may also hesitate to change their medical treatment practices for other reasons, including the following:

•	lack of experience with minimally invasive procedures;

•	perceived liability risks generally associated with the use of new products and procedures;

•	costs associated with the purchase of new products; and

•	time commitment that may be required for training.

Furthermore, we believe surgeons will not widely use iFuse unless they determine, based on experience, clinical data, and published peer-reviewed publications, that minimally invasive surgical techniques provide benefits or are an attractive alternative to conventional treatments of sacroiliac joint disorders. In addition, we believe support of our products relies heavily on long-term data showing the benefits of using our products. If we are unable to provide that data, surgeons may not use our products. In such circumstances, we may not achieve expected sales and may be unable to achieve profitability.

Surgeons and payors may not find our clinical evidence to be compelling, which could limit our sales and revenue, and on-going and future research may prove our products to be less safe and effective than initially anticipated.

The products we currently market in the United States have either received premarket clearance under Section 510(k) of the U.S. Federal Food, Drug, and Cosmetic Act, or FDCA, or are exempt from premarket review. Those marketed in the EU have been the subject of a CE Certificate of Conformity. The 510(k) clearance process of the U.S. Food and Drug Administration, or FDA, requires us to document that our product is “substantially equivalent” to another 510(k)-cleared product. The 510(k) process is shorter and typically requires the submission of less supporting documentation than other FDA approval processes, such as a premarket approval, or PMA, and does not usually require pre-clinical or clinical studies. Additionally, to date, we have not been required to complete clinical studies in connection with the sale of our products outside the United States. As a result, while there are a number of published studies relating to iFuse and minimally invasive sacroiliac joint surgery that support the safety and effectiveness of our product and the benefits it offers, our clinical studies may lack the size and scope of randomized controlled clinical trials required to support approval of a PMA. For these reasons, surgeons may be slow to adopt our products, third-party payors may be slow to provide coverage, and we may be subject to greater regulatory and product liability risks. Further, future patient studies or clinical experience may indicate that treatment with our products does not improve patient outcomes. Such results would slow the adoption of our products by surgeons, significantly reduce our ability to achieve expected sales, and could prevent us from achieving profitability. Moreover, if future results and experience indicate that our products cause unexpected or serious complications or other unforeseen negative effects, we could be subject to mandatory product recalls, suspension, or withdrawal of FDA clearance, and suspension, variation, or withdrawal of our CE Certificates of Conformity, significant legal liability or harm to our business reputation, which could have a material adverse effect on our results or operations and financial condition.

Pricing pressure from our competitors, changes in third-party coverage and reimbursement, healthcare provider consolidation, payor consolidation and the proliferation of “physician owned distributorships” may impact our ability to sell our product at prices necessary to support our current business strategies.

If competitive forces drive down the prices we are able to charge for our product, our profit margins will shrink, which will adversely affect our ability to invest in and grow our business. The sacroiliac joint fusion market has attracted numerous new companies and technologies. As a result of this increased competition, we believe there will be continuing increased pricing pressure with respect to our products.

Even to the extent our product and procedures using our product are currently covered and reimbursed by third-party private and public payors, adverse changes in coverage and reimbursement policies that affect our products, discounts, and number of implants used may also drive our prices down and harm our ability to market and sell our products.

We are unable to predict what changes will be made to the reimbursement methodologies used by third-party payors. We cannot be certain that under current and future payment systems, in which healthcare providers may be reimbursed a set amount based on the type of procedure performed, such as those utilized by Medicare and in many privately managed care systems, the cost of our products will be justified and incorporated into the overall cost of the procedure. In addition, to the extent there is a shift from inpatient setting to outpatient settings, we may experience pricing pressure and a reduction in the number of iFuse procedures performed.

Consolidation in the healthcare industry, including both third-party payors and healthcare providers, could lead to demands for price concessions or to the exclusion of some suppliers from certain of our markets, which could have an adverse effect on our business, results of operations, or financial condition. Because healthcare costs have risen significantly over the past several years, numerous initiatives and reforms initiated by legislators, regulators, and third-party payors to curb these costs have resulted in a consolidation trend in the healthcare industry to aggregate purchasing power. As the healthcare industry consolidates, competition to provide products and services to industry participants has become and will continue to become more intense. This in turn has resulted and will likely continue to result in greater pricing pressures and the exclusion of certain suppliers from important market segments as group purchasing organizations, independent delivery networks, and large single accounts continue to use their market power to consolidate purchasing decisions for hospitals. We expect that market demand, government regulation, third-party coverage, and reimbursement policies and societal pressures will continue to change the worldwide healthcare industry, resulting in further business consolidations and alliances among our customers, which may reduce competition, exert further downward pressure on the prices of our products, and adversely impact our business, results of operations, or financial condition.

Physician-owned distributorships, or PODs, are medical device distributors that are owned, directly or indirectly, by physicians. We currently do not engage with PODs. These physicians profit from selling or arranging the sale of medical devices for use in procedures they perform on their own patients at hospitals that purchase the devices from the POD. The proliferation of physician-owned distributorships could result in increased pricing pressure on our products or harm our ability to sell our products to physicians who own or are affiliated with those distributorships.

As we expand into international markets, we will face similar risks relating to adverse changes in coverage and reimbursement procedures and policies in those markets.

We operate in a very competitive business environment and if we are unable to compete successfully against our existing or potential competitors, our sales and operating results may be negatively affected and we may not grow.

Our currently marketed products are, and any future products we commercialize will be, subject to intense competition. The number of competitors that we are aware of marketing sacroiliac joint fusion products in the United States has grown from zero to seven since 2008. Many of our current and potential competitors are major medical device companies that have substantially greater financial, technical, and marketing resources than we do, and they may succeed in developing products that would render our products obsolete or noncompetitive. In addition, many of these competitors have significantly longer operating history and more established reputations than we do. Our field is intensely competitive, subject to rapid change and highly sensitive to the introduction of new products or other market activities of industry participants. Our ability to compete successfully will depend on our ability to develop proprietary products that reach the market in a timely manner, receive adequate coverage and reimbursement from third-party payors, and are safer, less invasive, and more effective than alternatives available for similar purposes. Because of the size of the potential market, we anticipate that other companies will dedicate significant resources to developing competing products.

We believe that our primary competitors currently are Globus Medical, Inc., Medtronic plc, X-Spine Systems, Inc. (which is also distributed by Zimmer under a different trade name), and Zyga Technology, Inc. At any time, these or other industry participants may develop alternative treatments, products or procedures for the treatment of the sacroiliac joint that compete directly or indirectly with our products. They may also develop and patent processes or products earlier than we can or obtain domestic and international regulatory clearances or approvals and CE Certificates of Conformity for competing products in the European Economic Area, or EEA, more rapidly than we can, which could impair our ability to develop and commercialize similar processes or products. If alternative treatments are, or are perceived to be, superior to our products, sales of our products and our results of operations could be negatively affected.

Some of our larger competitors are either publicly traded or divisions or subsidiaries of publicly traded companies. These competitors may enjoy several competitive advantages over us, including:

•	greater financial, human, and other resources for product research and development, sales and marketing and legal matters;

•	significantly greater name recognition;

•	established relationships with surgeons, hospitals, and other healthcare providers;

•	large and established sales and marketing and distribution networks;

•	greater experience in obtaining and maintaining domestic and international regulatory clearances or approvals, or CE Certificates of Conformity for products and product enhancements;

•	more expansive portfolios of intellectual property rights; and

•	greater ability to cross-sell their products or to incentivize hospitals or surgeons to use their products.

New participants have increasingly entered the medical device industry. Many of these new competitors specialize in a specific product or focus on a particular market segment, making it more difficult for us to increase our overall market position. The frequent introduction by competitors of products that are or claim to be superior to our products or that are alternatives to our existing or planned products may also create market confusion that may make it difficult to differentiate the benefits of our products over competing products. In addition, the entry of multiple new products and competitors may lead some of our competitors to employ pricing strategies that could adversely affect the pricing of our products and pricing in the market generally.

As a result, without the timely introduction of new products and enhancements, our products may become obsolete over time. If we are unable to develop innovative new products, maintain competitive pricing, and offer products that surgeons perceive to be as reliable as those of our competitors, our sales or margins could decrease, thereby harming our business.

We currently manufacture and sell only one product, which could negatively affect our operations and financial condition.

We do not sell any product other than our iFuse system. Therefore, we are solely dependent on widespread market adoption of the iFuse system and we will continue to be dependent on the success of this single product for the foreseeable future. There can be no assurance that the iFuse system will gain a substantial degree of market acceptance among surgeons, patients or healthcare providers. Our failure to successfully increase sales of the iFuse system or if the iFuse system can no longer be commercialized, would result in a material adverse effect on our results of operations and financial condition.

If we are unable to maintain and expand our network of direct sales representatives and third-party distributors, we may not be able to generate anticipated sales.

As of June 30, 2015, our U.S. sales force consisted of 58 sales representatives directly employed by us and six third-party distributors. As of June 30, 2015, our international sales force consisted of six sales representatives and exclusive third-party distributors, which together have had sales in 20 countries in 2015. Our operating results are directly dependent upon the sales and marketing efforts of both our direct sales force and of our third-party distributors.

As we launch new products and increase our marketing efforts with respect to existing products, we will need to expand the reach of our marketing and sales networks. Our future success will depend largely on our ability to continue to hire, train, retain and motivate skilled direct sales representatives and third-party distributors with significant technical knowledge in various areas, such as spine health and treatment. New hires require training and take time to achieve full productivity. If we fail to train new hires adequately, or if we experience high turnover in our sales force in the future, we cannot be certain that new hires will become as productive as may be necessary to maintain or increase our sales. Our intention is for our direct sales representatives and third-party distributors to develop long-lasting relationships with the surgeons they serve. If our direct sales representatives or third-party distributors fail to adequately promote, market and sell our products or decide to leave or cease to do business with us, our sales could significantly decrease.

We face significant challenges and risks in managing our geographically dispersed distribution network and retaining the individuals who make up that network. Some of our international third-party distributors account for a significant portion of our international sales volume, and if any such third-party distributor were to cease to distribute our products, our sales could be adversely affected. In such a situation, we may need to seek alternative third-party distributors or increase our reliance on our direct sales representatives, which may not prevent our sales from being adversely affected. If a direct sales representative or third-party distributor were to depart and be retained by one of our competitors, we may be unable to prevent them from helping competitors solicit business from our existing customers, which could further adversely affect our sales. Because of the intense competition for their services, we may be unable to recruit or retain additional qualified third-party distributors or to hire additional direct sales representatives to work with us. Furthermore, we may not be able to enter into agreements with them on favorable or commercially reasonable terms, if at all. Failure to hire or retain qualified direct sales representatives or third-party distributors would prevent us from expanding our business and generating sales.

In addition, distribution arrangements are complex and time-consuming to negotiate and document, especially outside the United States. We may not be able to negotiate distribution arrangements on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of our products, delay their potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our products or bring them to market and generate revenue.

If we are unable to expand our sales and marketing capabilities domestically and internationally, we may not be able to effectively commercialize our products, which would adversely affect our business, results of operations, and financial condition.

We have a limited operating history and may face difficulties encountered by early stage companies in new and rapidly evolving markets.

We were formed in 2008. Accordingly, we have a limited operating history upon which to base an evaluation of our business and prospects. In assessing our prospects, you must consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, particularly companies engaged in the development and sales of medical devices. These risks include our inability to:

•	increase coverage by third-party, private, and government payors;

•	establish and increase awareness of our brand and strengthen customer loyalty;

•	obtain domestic and international regulatory clearances or approvals, and CE Certificates of Conformity to commercialize new products and enhance our existing products;

•	manage rapidly changing and expanding operations;

•	grow our direct sales force and increase the number of our third-party distributors to expand sales of our products in the United States and in targeted international markets;

•	implement and successfully execute our business and marketing strategy;

•	respond effectively to competitive pressures and developments;

•	continue to develop and enhance our products and product candidates;

•	expand our presence and commence operations in international markets;

•	perform clinical research and trials on our existing products and current and future product candidates; and

•	attract and retain qualified personnel.

We can also be negatively affected by general economic conditions. Because of our limited operating history, we may not have insight into trends that could emerge and negatively affect our business. As a result of these or other risks, our business strategy might not be successful.

Our sales volumes and our operating results may fluctuate over the course of the year.

We have experienced and continue to experience meaningful variability in our sales and gross profit from quarter to quarter, as well as within each quarter, as a result of a number of factors, including, among other things:

•	payor coverage and reimbursement;

•	the number of products sold in the quarter;

•	the demand for, and pricing of, our products and the products of our competitors;

•	the timing of or failure to obtain domestic and international regulatory clearances, approvals, or CE Certificates of Conformity to commercialize new products and enhance our existing products;

•	costs, benefits, and timing of new product introductions;

•	increased competition;

•	the availability and cost of components and materials;

•	the number of selling days in the quarter;

•	fluctuation in foreign currency exchange rates; and

•	impairment and other special charges.

If our business strategy proves to be flawed or if we do not successfully implement our business strategy, our business and results of operations will be adversely affected.

Our business strategy was based on assumptions about the market that might prove wrong. We believe that various demographics and industry-specific trends will help drive growth in the market and our business, but these demographics and trends have been and will continue to be uncertain. Actual demand for our products could differ materially from projected demand if our assumptions regarding these factors prove to be incorrect or do not materialize, or if alternative treatments to those offered by our products gain widespread acceptance.

To implement our business strategy we need to, among other things, develop and introduce new products, find new applications for and improve our existing products, obtain new domestic and international regulatory clearances or approvals and CE Certificates of Conformity and domestic and international regulatory clearance or approval for new products and applications, and educate surgeons or payors about the clinical benefits and cost effectiveness of our products. We may not be able to successfully implement our business strategy. Also, our strategy of focusing exclusively on the sacroiliac joint market may limit our ability to grow. In addition, in order to increase our sales, we will need to commercialize additional products and expand our direct and third-party distributor sales forces in existing and new regions, all of which could result in our becoming subject to additional or different foreign and domestic regulatory requirements, with which we may not be able to comply. Moreover, we may decide to alter or discontinue aspects of our business strategy and may adopt different strategies due to business or competitive factors not currently foreseen, such as new medical technologies that would make our products obsolete. Any failure to implement our business strategy may adversely affect our business, results of operations and financial condition.

Our business could suffer if we lose the services of key members of our senior management, key advisors or personnel.

We are dependent upon the continued services of key members of our senior management and a limited number of key advisors and personnel. In particular, we are highly dependent on the skills and leadership of our Chief Executive Officer, Jeffrey W. Dunn. The loss of members of our senior management team, key advisors or personnel, or our inability to attract or retain other qualified personnel or advisors, could have a material adverse effect on our business, results of operations, and financial condition. In addition, several of the members of our executive management team are not subject to non-competition agreements that restrict their ability to compete with us. Accordingly, the adverse effect resulting from the loss of certain executives could be compounded by our inability to prevent them from competing with us.

Although it will be subject to lock-up agreements and other restrictions on trading, a portion of the equity of our management team will not contain other contractual transfer restrictions at the time of this offering and may become tradable after the expiration of the 180-day lock-up agreement with the underwriters. This liquidity may represent material wealth to such individuals and impact retention and focus of existing key members of management.

Our products and product candidates may have undesirable side effects which may require them to be taken off the market, require them to include safety warnings or otherwise limit their sales.

Unforeseen adverse events related to our products or product candidates could arise either during clinical development or, if cleared, approved, or subject to CE Certificate of Conformity, after the product has been marketed. In clinical research, the most common adverse event related to our implant was leg pain resulting from misplacement. The most common adverse event for our implant procedure has been minor wound infections. Additional adverse effects from iFuse or any of our other product candidates could arise either during clinical development or, if approved, cleared, or subject to CE Certificate of Conformity, after the product has been marketed.

If we or others later identify adverse events caused by our products:

•	sales of the product may decrease significantly and we may not achieve the anticipated market share;

•	regulatory authorities or our Notified Body may require changes to the labeling of our product. This may include the addition of labeling statements, specific warnings, and contraindications and issuing field alerts to physicians and patients;

•	we may be required to change instructions regarding the way the product is implanted or conduct additional clinical trials;

•	we may be subject to limitations on how we may promote the product;

•	regulatory authorities may require us to take our approved product off the market (temporarily or permanently) or to conduct other field safety corrective actions;

•	we may be required to modify our product;

•	we may be subject to litigation fines or product liability claims; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenue from the sale of our products.

Various factors outside our direct control may adversely affect manufacturing, sterilization, and distribution of our products.

The manufacture, sterilization, and distribution of our products is challenging. Changes that our suppliers may make outside the purview of our direct control can have an impact on our processes, quality of our products, and the successful delivery of products to our customers. Mistakes and mishandling are not uncommon and can affect supply and delivery. Some of these risks include:

•	failure to complete sterilization on time or in compliance with the required regulatory standards;

•	transportation and import and export risk;

•	delays in analytical results or failure of analytical techniques that we will depend on for quality control and release of products;

•	natural disasters, labor disputes, financial distress, raw material availability, issues with facilities and equipment, or other forms of disruption to business operations affecting our manufacturers or suppliers; and

•	latent defects that may become apparent after products have been released and that may result in a recall of such products.

If any of these risks were to materialize, our ability to provide our products to customers on a timely basis would be adversely impacted.

We are dependent on a limited number of third-party suppliers, some of them single-source and some of them in single locations, for most of our products and components, and the loss of any of these suppliers, or their inability to provide us with an adequate supply of materials in a timely and cost effective manner, could materially adversely affect our business.

We rely on third-party suppliers to supply substantially all of our products. For us to be successful, our suppliers must be able to provide us with products and components in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable prices, and on a timely basis. We currently do not have any long term contracts with our suppliers. As a result, our suppliers can terminate their arrangements without liability. Therefore, we cannot assure you that we will be able to obtain sufficient quantities of product in the future. In addition, our anticipated growth could strain the ability of our suppliers to deliver an increasingly large supply of products, materials, and components. Suppliers often experience difficulties in scaling up production, including financial issues, or problems with production yields and quality control and assurance. For example, from time to time, we have experienced certain delays and may experience delays from our suppliers in the future. If we are unable to obtain sufficient quantities of high quality components to meet demand on a timely basis, we could lose customers, our reputation may be harmed and our business could suffer.

We generally use a small number of suppliers for our instruments and rely on one supplier for our iFuse implants. Our dependence on such a limited number of suppliers exposes us to risks, including, among other things:

•	third-party contract manufacturers or suppliers may fail to comply with regulatory requirements or make errors in manufacturing that could negatively affect the safety or effectiveness of our products or cause delays in shipments of our products;

•	we or our third-party manufacturers and suppliers may not be able to respond to unanticipated changes in customer orders, and if orders do not match forecasts, we or our suppliers may have excess or inadequate inventory of materials and components;

•	we or our third-party manufacturers and suppliers may be subject to price fluctuations due to a lack of long-term supply arrangements for key components;

•	we or our third-party manufacturers and suppliers may lose access to critical services and components, resulting in an interruption in the manufacture, assembly and shipment of our systems;

•	we may experience delays in delivery by our third-party manufacturers and suppliers due to changes in demand from us or their other customers;

•	fluctuations in demand for products that our third-party manufacturers and suppliers manufacture for others may affect their ability or willingness to deliver components to us in a timely manner;

•	our suppliers or those of our third-party manufacturer may wish to discontinue supplying components or services to us for risk management reasons;

•	we may not be able to find new or alternative components or reconfigure our system and manufacturing processes in a timely manner if the necessary components become unavailable; and

•	our third-party manufacturers and suppliers may encounter financial hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements.

If any one or more of these risks materialize, it could significantly increase our costs and impact our ability to meet demand for our products. If we are unable to satisfy commercial demand for our system in a timely manner, our ability to generate revenue would be impaired, market acceptance of our products could be adversely affected, and customers may instead purchase or use our competitors’ products. Additionally, we could be forced to seek alternative sources of supply. In addition, most of our supply and manufacturing agreements do not have minimum manufacturing or purchase obligations. As such, we have no obligation to buy any given quantity of products, and our suppliers have no obligation to sell us or to manufacture for us any given quantity of components or products. As a result, our ability to purchase adequate quantities of components or our products may be limited and we may not be able to convince suppliers to make components and products available to us. Our suppliers may also encounter problems that limit their ability to supply components or manufacture products for us, including financial difficulties, damage to their manufacturing equipment or facilities, or product discontinuations. As a result, there is a risk that certain components could be discontinued and no longer available to us. We may be required to make significant “last time” purchases of component inventory that is being discontinued by the supplier to ensure supply continuity. If we fail to obtain sufficient quantities of high quality components to meet demand for our products in a timely manner or on terms acceptable to us, we would have to seek alternative sources of supply. Securing a replacement third-party manufacturer or supplier could be difficult. The introduction of new or alternative manufacturers or suppliers also may require design changes to our iFuse that are subject to domestic and international regulatory clearances or approvals and the review of our Notified Body.

Because of the nature of our internal quality control requirements, regulatory requirements, and the custom and proprietary nature of the parts, we may not be able to quickly engage additional or replacement suppliers for many of our critical components. We may also be required to assess any potential new manufacturer’s compliance with all applicable regulations and guidelines, which could further impede our ability to manufacture our products in a timely manner. As a result, we could incur increased production costs, experience delays in deliveries of our products, suffer damage to our reputation, and experience an adverse effect on our business and financial results. Failure of any of our third-party suppliers to meet our product demand level would limit our ability to meet our sales commitments to our customers and could have a material adverse effect on our business.

We may also have difficulty obtaining similar components from other suppliers that are acceptable to the FDA our Notified Body the competent authorities or countries of the countries of the EEA, or other foreign regulatory authorities, and the failure of our suppliers to comply with strictly enforced regulatory requirements could expose us to delays in obtaining clearances or approvals, regulatory action including warning letters, product recalls, termination of distribution, product seizures, civil, administrative, or criminal penalties and the suspension, variation, or withdrawal of our CE Certificates of Conformity. We could incur delays while we locate and engage qualified alternative suppliers, and we may be unable to engage alternative suppliers on favorable terms or at all. Any such disruption or increased expenses could harm our commercialization efforts and adversely affect our ability to generate sales.

In addition, each of our third-party suppliers operates at a facility in a single location and substantially all of our inventory of component supplies and finished goods is held at these locations. We, and our suppliers, take precautions to safeguard facilities, including acquiring insurance, employing back-up generators, adopting health and safety protocols, and utilizing off-site storage of computer data. However, vandalism, terrorism, or a natural or other disaster, such as an earthquake, fire, or flood, could damage or destroy equipment or our inventory of component supplies or finished products, cause substantial delays in our operations, result in the loss of key information, and cause us to incur additional expenses. Our insurance may not cover our losses in any particular case. In addition, regardless of the level of insurance coverage, damage to our or our suppliers’ facilities could harm our business, financial condition, and operating results.

As our sales grow, we may encounter problems or delays in the assembly of our products or fail to meet certain regulatory requirements which could result in an adverse effect on our business and financial results.

To become profitable, we must assemble our products in adequate quantities in compliance with regulatory requirements and at an acceptable cost. Increasing our capacity to assemble and test our products will require us to improve internal efficiencies. We may encounter a number of difficulties in increasing our assembly and testing capacity, including:

•	managing production yields;

•	maintaining quality control and assurance;

•	providing component and service availability;

•	maintaining adequate control policies and procedures;

•	hiring and retaining qualified personnel; and

•	complying with state, federal, and foreign regulations.

If we are unable to satisfy commercial demand for our iFuse solution due to our inability to assemble and test, our ability to generate revenue would be impaired, market acceptance of our products could be adversely affected and customers may instead purchase or use, our competitors’ products.

If we do not enhance our product offerings through our research and development efforts, we may be unable to compete effectively.

In order to increase our market share in the sacroiliac joint fusion market, we must enhance and broaden our product offerings in response to changing customer demands and competitive pressures and technologies. We might not be able to successfully develop, obtain domestic and international regulatory clearances or approvals, or CE Certificates of Conformity for, or market new products, and our future products might not be accepted by the surgeons or the third-party payors who reimburse for many of the procedures performed with our products. The success of any new product offering or enhancement to an existing product will depend on numerous factors, including our ability to:

•	properly identify and anticipate surgeon and patient needs;

•	develop and introduce new products or product enhancements in a timely manner;

•	adequately protect our intellectual property and avoid infringing upon the intellectual property rights of third parties;

•	demonstrate the safety and effectiveness of new products; and

•	obtain the necessary domestic and international regulatory clearances or approvals and CE Certificates of Conformity for new products or product enhancements.

If we do not develop and obtain domestic and international regulatory clearances or approvals and CE Certificates of Conformity for new products or product enhancements in time to meet market demand, or if there is insufficient demand for these products or enhancements, our results of operations will suffer. Our research and development efforts may require a substantial investment of time and resources before we are adequately able to determine the commercial viability of a new product, technology, material, or other innovation. In addition, even if we are able to successfully develop enhancements or new generations of our products, these enhancements or new generations of products may not produce sales in excess of the costs of development and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features.

We are required to maintain adequate levels of inventory, the failure of which could consume our resources and reduce our cash flows.

As a result of the need to maintain adequate levels of inventory, we are subject to the risk of inventory obsolescence. Many of our products come in sets, which feature components in a variety of sizes so that the implant or device may be customized to the patient’s needs. In order to market our products effectively, we often maintain and provide surgeons and hospitals with back-up products and products of different sizes. For each surgery, fewer than all of the components of the set are used, and therefore certain portions of the set may become obsolete before they can be used. In the event that a substantial portion of our inventory becomes obsolete, it could have a material adverse effect on our earnings and cash flows due to the resulting costs associated with the inventory impairment charges and costs required to replace such inventory.

The size and future growth in the market for iFuse implants has not been established with precision and may be smaller than we estimate, possibly materially. If our estimates and projections overestimate the size of this market, our sales growth may be adversely affected.

We are not aware of an independent third-party study that reliably reports the potential market size for our iFuse procedure. Therefore, our estimates of the size and future growth in the market for our iFuse products, including the number of people currently suffering from lower back pain who may benefit from and be amenable to our iFuse procedure, is based on a number of internal and third-party studies, surveys, reports, and estimates. While we believe these factors have historically provided and may continue to provide us with effective tools in estimating the total market for our iFuse products and procedures, these estimates may not be correct and the conditions supporting our estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. For example, the surveys we have conducted are based on a small number of respondents and are not statistically significant and may have other limitations. The actual incidence of lower back pain, and the actual demand for our products or competitive products, could differ materially from our projections if our assumptions and estimates are incorrect. As a result, our estimates of the size and future growth in the market for our iFuse products may prove to be incorrect. If the actual number of people with lower back pain who would benefit from our iFuse products and the size and future growth in the market for iFuse products is smaller than we have estimated, it may impair our projected sales growth and have an adverse impact on our business.

Our results of operations could suffer if we are unable to manage our planned international expansion effectively.

Expansion into international markets is an element of our business strategy and involves risk. The sale and shipment of our products across international borders, as well as the purchase of components and products from international sources, subject us to extensive U.S. and foreign governmental trade, import, and export and customs regulations and laws. Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance. Other laws and regulations that can significantly affect us include various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, or FCPA and the United Kingdom Bribery Act, or UKBA, anti-boycott laws, anti-money laundering laws, and regulations relating to economic sanctions imposed by the United States, including the Office of Foreign Asset Control of the U.S. Treasury. Any failure to comply with applicable legal and regulatory obligations in the United States or abroad could adversely affect us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments and restrictions on certain business activities. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our distribution and sales activities.

In addition, some of the countries in which we sell or plan to sell our products are, to some degree, subject to various risks, including:

•	exposure to different legal and regulatory standards;

•	lack of stringent protection of intellectual property;

•	obstacles to obtaining domestic and foreign export, import, and other governmental approvals, permits, and licenses and compliance with foreign laws;

•	potentially adverse tax consequences and the complexities of foreign value-added tax systems;

•	adverse changes in tariffs and trade restrictions;

•	limitations on the repatriation of earnings;

•	difficulties in staffing and managing foreign operations;

•	transportation delays and difficulties of managing international distribution channels;

•	longer collection periods and difficulties in collecting receivables from foreign entities;

•	increased financing costs;

•	currency risks; and

•	political, social, and economic instability and increased security concerns.

These risks may limit or disrupt our expansion, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

Our goal of a successful international expansion depends, in part, on our ability to develop and implement policies and strategies that are effective in anticipating and managing these and other risks in the countries in which we plan to do business. Failure to manage these and other risks may have a material adverse effect on our operations in any particular country and on our business as a whole.

In the future our products may become obsolete, which would negatively affect operations and financial condition.

The medical device industry is characterized by rapid and significant change. There can be no assurance that other companies will not succeed in developing or marketing devices, and products that are more effective that our iFuse system or that would render the iFuse system obsolete or noncompetitive. Additionally, new surgical procedures, medications and other therapies could be developed that replace or reduce the importance of our product. Accordingly, our success will depend in part on our ability to respond quickly to medical and changes through the development and introduction of new products. Product development involves a high degree of risk and there can be no assurance that our new product development efforts will result in any commercially successful products.

If we experience significant disruptions in our information technology systems, our business, results of operations, and financial condition could be adversely affected.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage:

•	sales and marketing, accounting, and financial functions;

•	inventory management;

•	engineering and product development tasks; and

•	our research and development data.

Our information technology systems are vulnerable to damage or interruption from:

•	earthquakes, fires, floods, and other natural disasters;

•	terrorist attacks and attacks by computer viruses or hackers;

•	power losses; and

•	computer systems, or Internet, telecommunications, or data network failures.

The failure of our information technology systems to perform as we anticipate or our failure to effectively implement new systems could disrupt our entire operation and could result in decreased sales, increased overhead costs, excess inventory and product shortages, and legal liability issues, all of which could have a material adverse effect on our reputation, business, results of operations, and financial condition.

In addition, we accept payments for many of our sales through credit card transactions, which are handled through a third-party payment processor. As a result, we are subject to a number of risks related to credit card payments. As a result of these transactions, we pay interchange and other fees, which may increase over time and could require us to either increase the prices we charge for our products or experience an increase in our costs and expenses. In addition, as part of the payment processing process, we transmit our customers’ credit card information to our third-party payment processor. We may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our customers’ credit card information if the security of our third-party credit card payment processor is breached. We and our third-party credit card payment processor are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we or our third-party credit card payment processor fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit card payments from our customers, and there may be an adverse impact on our business.

We may seek to grow our business through acquisitions of or investments in new or complementary businesses, products or technologies, and the failure to manage acquisitions or investments, or the failure to integrate them with our existing business, could have a material adverse effect on us.

From time to time we expect to consider opportunities to acquire or make investments in other technologies, products, and businesses that may enhance our capabilities, complement our current products, or expand the breadth of our markets or customer base. Potential and completed acquisitions and strategic investments involve numerous risks, including:

•	problems assimilating the purchased technologies, products, or business operations;

•	issues maintaining uniform standards, procedures, controls, and policies;

•	unanticipated costs and liabilities associated with acquisitions;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering new markets in which we have limited or no experience;

•	potential loss of key employees of acquired businesses; and

•	increased legal and accounting compliance costs.

We have no current commitments with respect to any acquisition or investment. We do not know if we will be able to identify acquisitions we deem suitable, whether we will be able to successfully complete any such acquisitions on favorable terms or at all, or whether we will be able to successfully integrate any acquired business, product, or technology into our business or retain any key personnel, suppliers, or distributors. Our ability to successfully grow through acquisitions depends upon our ability to identify, negotiate, complete, and integrate suitable target businesses and to obtain any necessary financing. These efforts could be expensive and time-consuming, and may disrupt our ongoing business and prevent management from focusing on our operations. If we are unable to successfully integrate any acquired businesses, products, or technologies effectively, our business, results of operations, and financial condition will be materially adversely affected.

We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances, or partnerships with third-parties that may not result in the development of commercially viable products or the generation of significant future revenue.

In the ordinary course of our business, we may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances, partnerships, or other arrangements to develop products and to pursue new markets. We have not entered into any collaboration arrangements to date. Proposing, negotiating, and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances, or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology, or other business resources, may compete with us for these opportunities or arrangements. We may not identify, secure, or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms or at all. We have limited institutional knowledge and experience with respect to these business development activities, and we may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in the development of products that achieve commercial success or result in significant revenue and could be terminated prior to developing any products.

Additionally, we may not be in a position to exercise sole decision making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our future collaborators may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals. It is possible that conflicts may arise with our collaborators, such as conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations or the ownership or control of intellectual property developed during the collaboration. If any conflicts arise with any future collaborators, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we may have limited control over the amount and timing of resources that any future collaborators devote to our or their future products.

Disputes between us and our collaborators may result in litigation or arbitration which would increase our expenses and divert the attention of our management. Further, these transactions and arrangements will be contractual in nature and will generally be terminable under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products relating to such transaction or arrangement or may need to purchase such rights at a premium. If we enter into in-bound intellectual property license agreements, we may not be able to fully protect the licensed intellectual property rights or maintain those licenses. Future licensors could retain the right to prosecute and defend the intellectual property rights licensed to us, in which case we would depend on the ability of our licensors to obtain, maintain and enforce intellectual property protection for the licensed intellectual property. These licensors may determine not to pursue litigation against other companies or may pursue such litigation less aggressively than we would. Further, entering into such license agreements could impose various diligence, commercialization, royalty, or other obligations on us. Future licensors may allege that we have breached our license agreement with them, and accordingly seek to terminate our license, which could adversely affect our competitive business position and harm our business prospects.

Risks Related to our Financial Results and Need for Financing

We will need to generate significant sales to become profitable.

We will need to generate significant sales to achieve profitability and we might not be able to do so. We intend to increase our operating expenses substantially as we add sales representatives and third-party distributors to increase our geographic sales coverage, submit additional investigational device exemption applications to the FDA, increase our marketing capabilities, conduct clinical trials, and increase our general and administrative functions to support our growing operations. Even if we do generate significant sales to achieve profitability, we might not be able to sustain or increase profitability on a quarterly or annual basis in the future. If our sales grow more slowly than we anticipate or if our operating expenses exceed our expectations, our financial performance will likely be adversely affected.

Our future capital needs are uncertain and we may need to raise additional funds in the future, and such funds may not be available on acceptable terms or at all.

We believe that our current cash and cash equivalents, including the proceeds from this offering together with the cash to be generated from expected product sales, will be sufficient to meet our projected operating requirements for the next 12 months. However, continued expansion of our business will be expensive and we may seek additional funds from public and private stock offerings, borrowings under our existing or future credit facilities or other sources. Our capital requirements will depend on many factors, including:

•	the revenues generated by sales of our products;

•	the costs associated with expanding our sales and marketing efforts;

•	the expenses we incur in manufacturing and selling our products;

•	the costs of developing and commercializing new products or technologies;

•	the cost of obtaining and maintaining domestic and international regulatory clearances or approvals, or CE Certificates of Conformity of our products and products in development;

•	the number and timing of acquisitions and other strategic transactions;

•	the costs associated with our planned international expansion;

•	the costs associated with increased capital expenditures, including instrument sets to support surgeries; and

•	unanticipated general and administrative expenses.

As a result of these factors, we may seek to raise additional capital, and such capital may not be available on favorable terms, or at all. Furthermore, if we issue equity or convertible debt securities to raise additional capital, our existing stockholders may experience dilution, and the holders of new equity or convertible debt securities may have rights, preferences and privileges senior to those of our existing stockholders. In addition, if we raise additional capital through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to our products, potential products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise capital on acceptable terms, we may not be able to develop or enhance our products, execute our business plan, take advantage of future opportunities, or respond to competitive pressures, changes in our supplier relationships, or unanticipated customer requirements. Any of these events could adversely affect our ability to achieve our development and commercialization goals, which could have a material adverse effect on our business, results of operations and financial condition.

Our quarterly operating results may fluctuate significantly.

Our operating results are difficult to predict and may be subject to quarterly fluctuations. Our sales and results of operations will be affected by numerous factors, including those set forth in “Risk Factors” as well as:

•	our ability to drive increased sales of our products;

•	our ability to establish and maintain an effective and dedicated sales force;

•	pricing pressure applicable to our products, including adverse third-party coverage and reimbursement outcomes;

•	results of clinical research and trials on our existing products and products in development;

•	the mix of our products sold because profit margins differ amongst our products;

•	timing of new product offerings, acquisitions, licenses or other significant events by us or our competitors;

•	the ability of our suppliers to timely provide us with an adequate supply of materials and components;

•	the evolving product offerings of our competitors;

•	factors that may affect the sale of our products, including seasonality and budgets of our customers;

•	domestic and international regulatory clearances or approvals, or CE Certificates of Conformity, and legislative changes affecting the products we may offer or those of our competitors;

•	interruption in the manufacturing or distribution of our products;

•	the effect of competing technological, industry and market developments;

•	changes in our ability to obtain domestic and international regulatory clearances or approvals, or CE Certificates of Conformity for our products;

•	our ability to expand the geographic reach of our sales and marketing efforts; and

•	the costs of maintaining adequate insurance coverage, including product liability insurance.

Some of the products we may seek to develop and introduce in the future will require FDA clearance or approval before commercialization in the United States, and commercialization of such products outside of the United States would likely require additional regulatory approvals, or Certificates of Conformity and import licenses. As a result, it will be difficult for us to forecast demand for these products with any degree of certainty. In addition, we will be increasing our operating expenses as we expand our commercial capabilities. Accordingly, we may experience significant, unanticipated quarterly losses. If our quarterly or annual operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly or annual fluctuations in our operating results may, in turn, cause the price of our common stock to fluctuate substantially. Quarterly comparisons of our financial results may not always be meaningful and should not be relied upon as an indication of our future performance.

We have a significant amount of debt, and we may not be able to access the capital we need under our current credit facilities on a timely basis or at all.

We have a significant amount of debt. As of June 30, 2015, we had long-term borrowings of $15.2 million. In addition, we may not be able to access the capital we need under our credit facilities with Silicon Valley Bank, or SVB, which contain specific conditions that we are required to satisfy in order to access additional capital. For example, under our line of credit with SVB we are only able to borrow up to the lesser of $7.5 million or 80% of the amount of certain customer account receivables. As of June 30, 2015, $3.4 million of funds were available under our line of credit. Under our mezzanine loan agreement with SVB, we have an additional $5.0 million of credit available until December 31, 2015. In addition, under our growth loan agreement with SVB, we have $5.0 million of credit available until December 31, 2015 if we achieve a trailing three-month revenue of $16.0 million. We currently have not satisfied this financial condition and there can be no assurance that we will be able to satisfy this revenue condition prior to December 31, 2015. We may not be able to access all the capital we need under the SVB facilities or any future facilities and our inability to access such funds could result in a material adverse effect on business, results of operations and financial condition.

Prolonged negative economic conditions in domestic and global markets may adversely affect us, our suppliers, counterparties, and consumers, which could harm our financial position.

Global credit and financial markets have been experiencing extreme disruptions over the past several years, including severely diminished liquidity and availability of credit, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. Credit and financial markets and confidence in economic conditions might deteriorate further. Our general business strategy may be adversely affected by the recent economic downturn and volatile business environment and continued unpredictable and unstable market conditions. In addition, there is a risk that one or more of our current service providers, suppliers and other partners may not continue to operate, which could directly affect our ability to attain our operating goals on schedule and on budget. Any lender that is obligated to provide funding to us under any existing or future credit agreement with us may not be able to provide funding in a timely manner, or at all, when we require it. The cost of, or lack of, available credit or equity financing could impact our ability to develop sufficient liquidity to maintain or grow our company, which in turn may adversely affect our business, results of operations, or financial condition. We also manage cash and cash equivalents through a single financial institution in the United States. There may be a risk of loss on investments based on the volatility of the underlying instruments that will prevent us from recovering the full principal of our investments. These negative changes in domestic and global economic conditions or additional disruptions of either or both of the financial and credit markets may also affect third-party payors and may have a material adverse effect on our stock price, business, results of operations, financial condition, and liquidity.

Our existing credit facility contains restrictive covenants that may limit our operating flexibility.

Our existing credit facility with SVB contains certain restrictive covenants that limit our ability to transfer or dispose of assets, merge with other companies or consummate certain changes of control, acquire other companies, pay dividends, incur additional indebtedness and liens, experience changes in management, and enter into new businesses. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the lender or terminate the credit facility. There is no guarantee that we will be able to generate sufficient cash flow or sales to meet the financial covenants or pay the principal and interest on any such debt. Furthermore, there is no guarantee that future working capital, borrowings, or equity financing will be available to repay or refinance any such debt.

Risks Related to our Legal and Regulatory Environment

We, our suppliers, and our third-party manufacturers are subject to extensive governmental regulation both in the United States and abroad and failure to comply with applicable requirements could cause our business to suffer.

The medical device industry is regulated extensively by governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies. The FDA and other U.S. and foreign governmental agencies regulate, among other things, with respect to medical devices:

•	design, development, and manufacturing;

•	testing, labeling, content, and language of instructions for use and storage;

•	clinical trials;

•	product safety;

•	marketing, sales, and distribution;

•	premarket clearance and approval;

•	conformity assessment procedures;

•	record keeping procedures;

•	advertising and promotion;

•	compliance with good manufacturing practices requirements;

•	recalls and field safety corrective actions;

•	post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;

•	post-market approval studies; and

•	product import and export.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales.

Before we can market or sell a new regulated product or make a significant modification to an existing product in the United States, with very limited exception, we must obtain either clearance under Section 510(k) of the FDCA for Class II devices or approval of a premarket approval, or PMA, application from the FDA for a Class III device. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use, technology, and safety and effectiveness, in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence. The PMA pathway requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing, and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting, or implantable devices. Products that are approved through a PMA application generally need FDA approval before they can be modified. Similarly, some modifications made to products cleared through a 510(k) may require a new 510(k). Both the 510(k) and PMA processes can be expensive and lengthy and require the payment of significant fees, unless exempt. The FDA’s 510(k) clearance process usually takes from three to 12 months, but may last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA until an approval is obtained. The process of obtaining domestic and international regulatory clearances or approvals to market a medical device can be costly and time-consuming, and we may not be able to obtain these clearances or approvals on a timely basis, if at all.

In the United States, our currently commercialized products have either received premarket clearance under Section 510(k) of the FDCA or are exempt from premarket review. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, our product introductions or modifications could be delayed or canceled, which could cause our sales to decline. In addition, the FDA may determine that future products will require the more costly, lengthy, and uncertain PMA process. Although we do not currently market any devices under PMA, the FDA may demand that we obtain a PMA prior to marketing certain of our future products. In addition, if the FDA disagrees with our determination that a product we currently market is subject to an exemption from premarket review, the FDA may require us to submit a 510(k) or PMA in order to continue marketing the product. Further, even with respect to those future products where a PMA is not required, we cannot assure you that we will be able to obtain the 510(k) clearances with respect to those products.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

•	we may not be able to demonstrate to the FDA’s satisfaction that our products are safe and effective for their intended users;

•	the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required; and

•	the manufacturing process or facilities we use may not meet applicable requirements.

In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions which may prevent or delay clearance or approval of our products under development or impact our ability to modify our currently approved or cleared products on a timely basis.

Any delay in, or failure to receive or maintain, clearance or approval for our products under development could prevent us from generating revenue from these products or achieving profitability.

In addition, even after we have obtained the proper regulatory clearance or approval to market a product, the FDA has the power to require us to conduct postmarketing studies. These studies can be very expensive and time-consuming to conduct. Failure to comply with those studies in a timely manner could result in the revocation of the 510(k) clearance for the product that is subject to such a 522 Order and the recall or withdrawal of the product, which could prevent us from generating sales from that product in the United States.

In the EEA, our medical devices must comply with the Essential Requirements laid down in Annex I to the EU Medical Devices Directive (Council Directive 93/42/EEC), or Essential Requirements. Compliance with these requirements is a prerequisite to be able to affix the CE mark to our medical devices, without which they cannot be marketed or sold in the EEA. To demonstrate compliance with the Essential Requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low risk medical devices (Class I), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the Essential Requirements, a conformity assessment procedure requires the intervention of a third party organization designated by the competent authorities of a EEA country to conduct conformity assessments, known as a Notified Body. The Notified Body would typically audit and examine the medical device’s Technical File, the quality system for the manufacture, design and conduct a final inspection of our medical devices before issuing a CE Certificate of Conformity demonstrating compliance with the Essential Requirements or the QSR of the Medical Devices Directive.

Additionally, as part of the conformity assessment process, medical device manufacturers must carry out a clinical evaluation of their medical devices to verify that they comply with the relevant Essential Requirements covering safety and performance. A clinical evaluation includes an assessment of whether a medical device’s performance is in accordance with its intended use and that the known and foreseeable risks linked to the use of the device under normal conditions are minimized and acceptable when weighed against the benefits of its intended purpose. The clinical evaluation conducted by the manufacturer must also address any clinical claims, the adequacy of the device labeling and information (particularly claims, contraindications, precautions/warnings) and the suitability of related Instructions for Use. This assessment must be based on clinical data, which can be obtained from (i) clinical studies conducted on the devices being assessed; (ii) scientific literature from similar devices whose equivalence with the assessed device can be demonstrated; or (iii) both clinical studies and scientific literature. With respect to implantable devices, or devices classified as Class III in the EU, the manufacturer must conduct clinical studies to obtain the required clinical data, unless the relying on existing clinical data from similar devices can be justified. As part of the conformity assessment procedure, depending on the type of devices, the Notified Body will review the manufacturer’s clinical evaluation for the medical device. The conduct of clinical studies to obtain clinical data that might be required as part of the described clinical evaluation process can be expensive and time-consuming.

The FDA and other regulatory authorities have broad enforcement powers. Regulatory enforcement or inquiries, or other increased scrutiny on us, could dissuade some surgeons from using our products and adversely affect our reputation and the perceived safety and effectiveness of our products.

Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as:

•	warning letters;

•	fines;

•	injunctions;

•	civil penalties;

•	termination of distribution;

•	recalls or seizures of products;

•	delays in the introduction of products into the market;

•	total or partial suspension of production;

•	facility closures;

•	refusal of the FDA or our Notified Body or other regulator to grant future clearances or approvals or to issue CE Certificates of Conformity;

•	withdrawals or suspensions of current clearances or approvals and CE Certificates of Conformity, resulting in prohibitions on sales of our products; and/or

•	in the most serious cases, criminal penalties.

Adverse action by an applicable regulatory agency, our Notified Body or the FDA could result in inability to produce our products in a cost-effective and timely manner, or at all, decreased sales, higher prices, lower margins, additional unplanned costs or actions, damage to our reputation, and could have material adverse effect on our reputation, business, results of operations, and financial condition.

We and our distributor sales representatives must comply with U.S. federal and state fraud and abuse laws, including anti-kickback and false claims and equivalent foreign rules.

We are exposed to the risk that our employees, independent contractors, principal investigators, consultants, vendors, or third-party distributors may engage in fraudulent or other illegal activity. Misconduct by these parties could include, among other infractions or violations, intentional, reckless and/or negligent conduct or unauthorized activity that violates FDA regulations, manufacturing standards, federal and state healthcare fraud and abuse laws and regulations, laws that require the true, complete, and accurate reporting of financial information or data, other commercial or regulatory laws or requirements, and equivalent foreign rules. We have a Compliance program, Code of Conduct, and associated policies and procedures, but it is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations.

There are numerous U.S. federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback and false claims laws. Our relationships and our distributors’ relationships with surgeons, other healthcare professionals, and hospitals are subject to scrutiny under these laws.

Healthcare fraud and abuse laws and related regulations are complex, and even minor irregularities can potentially give rise to claims that a statute or prohibition has been violated. The laws that may affect our ability to operate include:

•	the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, items or services for which payment may be made, in whole or in part, under federal healthcare programs, such as the Medicare and Medicaid programs;

•	the federal civil False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment of government funds or knowingly making, using, or causing to be made or used, a false record or statement to get a false claim paid. There are also criminal penalties for making or presenting a false or fictitious or fraudulent claim to the federal government;

•	the federal Health Insurance Portability and Accountability Act of 1996, which created federal criminal laws that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program including private third-party payors;

•	the federal Physician Payment Sunshine Act, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually with certain exceptions to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other “transfers of value” made to physicians and teaching hospitals, and requires applicable manufacturers and group purchasing organizations to report annually to CMS ownership and investment interests held by physicians and their immediate family members and payments or other “transfers of value” to such physician owners;

•	the federal Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions, which generally prohibit companies and their intermediaries from making improper payments to government officials and/or other persons for the purpose of obtaining or retaining business; and

•	analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require device companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Violations of these laws can subject us to administrative, civil and criminal penalties, including imprisonment, fines, damages, and exclusion from participation in federal healthcare programs, including Medicare and Medicaid. Additional information about these laws is provided in “Business—Regulation.”

In November 2014, we learned that a surgeon, consultant, and stockholder received a Civil Investigative Demand, or CID, from the United States Department of Justice issued pursuant to the False Claims Act requesting documents, interrogatories and oral testimony related to a False Claims Act investigation concerning the billing of iFuse Implant System procedures and our financial relationship with the surgeon. CIDs are served most often to investigate allegations made in a whistleblower action (i.e., qui tam action) filed under the federal civil False Claims Act, which permits any individual who purports to have knowledge that false or fraudulent claims have been submitted for government funds to bring suit on behalf of the United States. Such actions are required to be filed under seal and must be investigated by the Department of Justice to assess the merits of the allegations and to determine the whether it will intervene in the case on behalf of the government. See 31 U.S.C. §§ 3730, 3733. The Department of Justice has not contacted us in connection with this matter.

We have entered into consulting agreements and royalty agreements with surgeons, including some who are customers. We also engage in co-marketing arrangements with certain surgeons who use our products. In addition, a small number of our current customer surgeons own less than 1.0% of our stock, which they either purchased in an arm’s length transaction on terms identical to those offered to others, or received from us as fair market value consideration for consulting services performed. While all of these transactions were structured with the intention of complying with all applicable laws, including the federal Anti-Kickback Statute, state anti-kickback laws and other applicable laws, to the extent applicable, it is possible that regulatory agencies may view these transactions as prohibited arrangements that must be restructured, or discontinued, or for which we could be subject to significant penalties. We would be materially and adversely affected if regulatory agencies interpret our financial relationships with surgeons who order our products to be in violation of applicable laws and we were unable to comply with such laws, which could subject us to, among other things, monetary penalties for non-compliance, the cost of which could be substantial.

In certain cases, federal and state authorities pursue actions for false claims on the basis that manufacturers and distributors are promoting unapproved, or “off-label” uses of their products. Pursuant to FDA regulations, we can only market our products for cleared or approved uses. Although surgeons are permitted to use medical devices for indications other than those cleared or approved by the FDA, we are prohibited from promoting products for “off-label” uses. We market our products and provide promotional materials and training programs to surgeons regarding the use of our products. If it is determined that our marketing, promotional materials or training programs constitute promotion of unapproved uses, we could be subject to significant fines in addition to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure, criminal penalty, and damage to our reputation.

Federal and state authorities also pursue actions for false claims based upon improper billing and coding advice or recommendations, as well as decisions related to the medical necessity of procedures, including the site-of-service where procedures are performed. If it is determined that we or our employees engaged in prohibited behavior, we could be subject to significant fines, damage to our reputation, and possible exclusion from participation in government reimbursement programs.

To enforce compliance with the federal laws, the U.S. Department of Justice, has increased its scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with investigations can be time- and resource-consuming and can divert management’s attention from the business. Additionally, if a healthcare company settles an investigation with the Department of Justice or other law enforcement agencies, it may need to agree to additional onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business.

The scope and enforcement of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance and/or reporting requirements in multiple jurisdictions increase the possibility that we may run afoul of one or more of the requirements or that federal or state regulatory authorities might challenge our current or future activities under these laws. Additionally, we cannot predict the impact of any changes in these laws, whether or not retroactive.

We are subject to risks associated with our non-U.S. operations.

The FCPA prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. Other anti-corruption or anti-bribery laws, such as the United Kingdom Anti-Bribery Act, or UKBA, prohibit companies and their intermediaries from making improper payments to anyone for the purpose of obtaining or retaining business. The FCPA also imposes accounting standards and requirements on publicly traded U.S. corporations and their foreign affiliates, which are intended to prevent the diversion of corporate funds to the payment of bribes and other improper payments, and to prevent the establishment of slush funds from which such improper payments can be made. Because of the predominance of government-sponsored healthcare systems around the world, many of our customer relationships outside of the United States are with governmental entities and are therefore subject to such anti-bribery laws. Our internal control policies and procedures may not always protect us from reckless or criminal acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction and result in a material adverse effect on our business, results of operations and financial condition. We also could suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures, including further changes or enhancements to our procedures, policies and controls, as well as potential personnel changes and disciplinary actions.

Furthermore, we are subject to anti-boycott laws, anti-money laundering laws, and the export controls and economic embargo rules and regulations of the United States, including, but not limited to, the Export Administration Regulations and trade sanctions against embargoed countries, which are administered by the Office of Foreign Assets Control within the Department of the Treasury, as well as the laws and regulations administered by the Department of Commerce. These regulations limit our ability to market, sell, distribute or otherwise transfer our products or technology to prohibited countries or persons. A determination that we have failed to comply, whether knowingly or inadvertently, may result in substantial penalties, including fines and enforcement actions and civil and/or criminal sanctions, the disgorgement of profits and the imposition of a court-appointed monitor, as well as the denial of export privileges, and may have an adverse effect on our reputation.

Even if our products are approved by regulatory authorities or CE marked, if we, our contractors, or our suppliers fail to comply with ongoing FDA or other foreign regulatory requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

Any product for which we obtain regulatory clearance or approval, or a CE Certificate of Conformity, and the manufacturing processes, reporting requirements, post-approval clinical data, and promotional activities for such product, will be subject to continued regulatory review, oversight and periodic inspections by the FDA, our Notified Body and other domestic and foreign regulatory bodies. In particular, we and our suppliers are required to comply with FDA’s Quality System Regulations, or QSR, and International Standards Organization, regulations for the manufacture of our products and other regulations which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage, and shipping of any product for which we obtain regulatory clearance or approval, or a CE Certificate of Conformity.

The failure by us or one of our suppliers to comply with applicable statutes and regulations, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, any of the following enforcement actions:

•	untitled letters, warning letters, fines, injunctions, consent, and civil penalties;

•	unanticipated expenditures to address or defend such actions;

•	customer notifications for repair, replacement, refunds;

•	recall, detention, or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance or premarket approval and conformity assessments of new products or modified products;

•	limitations on the intended uses for which the product may be marketed;

•	operating restrictions;

•	withdrawing 510(k) clearances on PMA approvals that have already been granted;

•	suspension or withdrawal of CE Certificates of Conformity;

•	refusal to grant export approval for our products; or

•	criminal prosecution.

In addition, we may be required to conduct costly post-market testing and surveillance to monitor the safety or effectiveness of our products, and we must comply with medical device reporting requirements, including the reporting of adverse events and malfunctions related to our products. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as QSR, may result in changes to labeling, restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, a requirement to repair, replace, or refund the cost of any medical device we manufacture or distribute, fines, suspension, variation, or withdrawal of regulatory approvals or CE Certificates of Conformity, product seizures, injunctions, or the imposition of civil, administrative, or criminal penalties which would adversely affect our business, operating results, and prospects.

If the FDA determines that our promotional materials, labeling, training or other marketing or educational activities constitute promotion of an unapproved use, it could request that we cease or modify our training or promotional materials or subject us to regulatory enforcement actions. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our training or other promotional materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

If any of these actions were to occur it would harm our reputation and cause our product sales and profitability to suffer and may prevent us from generating revenue. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with all applicable regulatory requirements, which could result in our failure to produce our products on a timely basis and in the required quantities, if at all.

The FDA inspected our facilities in May 2014. As a result, we received a Notice of Inspectional Observations, or Form 483, with three observations that have since been addressed with a corrective and preventative action, or CAPA, plan. We responded to the Agency in writing and the matter was closed as of October 2014 through the issuance of an Establishment Inspection Report. To date, the FDA has not taken any further action with respect to the May 2014 inspection or its findings.

Our employees, independent contractors, consultants, manufacturers, and third-party distributors may engage in misconduct or other improper activities, relating to regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, consultants, manufacturers, and third-party distributors may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates FDA regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA, manufacturing standards, federal and state healthcare laws and regulations, and laws that require the true, complete and accurate reporting of financial information or data. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have a Compliance program, Code of Conduct and associated policies and procedures, but it is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, including, without limitation, damages, fines, disgorgement of profits, imprisonment, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations.

We may be subject to enforcement action, including fines, penalties or injunctions, if we are determined to be engaging in the off-label promotion of our products.

Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition of the promotion of off-label use. Physicians may use our products off-label, as the FDA does not restrict or regulate a physician’s choice of treatment within the practice of medicine. In the United States, iFuse is intended for sacroiliac joint fusion for conditions, including sacroiliac joint dysfunction that is a direct result of sacroiliac joint disruption and degenerative sacroiliitis. This includes conditions whose symptoms began during pregnancy or in the peripartum period and have persisted postpartum for more than six months. We believe that the specific surgical procedures for which our products are marketed fall within the scope of the surgical applications that have been cleared by the FDA. However, if the FDA determines that our promotional materials or training constitutes promotion of an off-label use, it could request that we modify our training or promotional materials, require us to stop promoting our products for those specific procedures until we obtain FDA clearance or approval for them, or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fines, and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of the products would be impaired. Although our policy is to refrain from statements that could be considered off-label promotion of our products, the FDA or another regulatory agency could disagree and conclude that we have engaged in off-label promotion. In addition, the off-label use of our products may increase the risk of injury to patients, and, in turn, the risk of product liability claims. Product liability claims are expensive to defend and could divert our management’s attention, result in substantial damage awards against us and harm our reputation.

A recall of our products, either voluntarily or at the direction of the FDA or another governmental authority, including foreign governmental authorities, or the discovery of serious safety issues or malfunctions with our products, can result in voluntary corrective actions or agency enforcement actions, which could have a significant adverse impact on us.

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture or in the event that a product poses an unacceptable risk to health. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found.

In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious injury or death. In addition, foreign governmental bodies have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. A government-mandated or voluntary recall by us or one of our third-party distributors could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, design or labeling defects, or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our reputation, results of operations, and financial condition, which could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers’ demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits.

The FDA requires that certain classifications of recalls be reported to FDA within 10 working days after the recall is initiated. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA. We may initiate voluntary recalls involving our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, they could require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA could take enforcement action for failing to report the recalls when they were conducted.

Further, under the FDA’s medical device reporting, regulations, we are required to report to the FDA any information that our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. If we fail to report these events to the FDA within the required timeframes, or at all, FDA could take enforcement action against us. Any such adverse event involving our products or repeated product malfunctions may result in a voluntary or involuntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection or enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit could divert managerial and financial resources, impair our ability to manufacture our products in a cost-effective and timely manner, and have an adverse effect on our reputation, results of operations and financial condition.

In the EEA we must comply with the EU Medical Device Vigilance System. Under this system, incidents must be reported to the relevant authorities of the Member States of the EEA, and manufacturers are required to take Field Safety Corrective Actions, or FSCAs, to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. An incident is defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient or user or of other persons or to a serious deterioration in their state of health. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through Field Safety Notices.

Any adverse event involving our products, whether in the United States or abroad, could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

Modifications to our products may require new 510(k) clearances or premarket approvals and new conformity assessment by our Notified Body, or may require us to cease marketing or recall the modified products until clearances, approvals, or CE Certificates of Conformity are obtained.

Any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design, or manufacture, requires a new 510(k) clearance or, possibly, a PMA. The FDA requires every manufacturer make and document this determination in the first instance. A manufacturer may determine that a modification could not significantly affect safety or effectiveness and does not represent a major change in its intended use, so that no new 510(k) clearance is necessary. FDA may review any manufacturer’s decision and may not agree with our decisions regarding whether new clearances or approvals are necessary. The FDA may also on its own initiative determine that a new clearance or approval is required. We have made modifications to our products in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing our products as modified until clearance or approvals can be obtained, which could require us to redesign our products and harm our operating results. In these circumstances, we may be subject to significant enforcement actions.

We have modified some of our 510(k) cleared products, and have determined based on our review of the applicable FDA guidance that in certain instances new 510(k) clearances or PMAs are not required. If the FDA disagrees with our determination and requires us to submit new 510(k) clearances or PMAs for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant enforcement action, regulatory fines, or penalties.

If a manufacturer determines that a modification to an FDA-cleared device could significantly affect its safety or effectiveness, or would constitute a major change in its intended use, then the manufacturer must file for a new 510(k) clearance or possibly a premarket approval application. Where we determine that modifications to our products require a new 510(k) clearance or premarket approval application, we may not be able to obtain those additional clearances or approvals for the modifications or additional indications in a timely manner, or at all. FDA’s ongoing review of the 510(k) program may make it more difficult for us to make modifications to our previously cleared products, either by imposing more strict requirements on when a new 510(k) for a modification to a previously cleared product must be submitted, or applying more onerous review criteria to such submissions.

In the EEA, we must inform the Notified Body that carried out the conformity assessment of the medical devices we market or sell in the EEA of any planned substantial changes to our quality system or changes to our devices which could affect compliance with the essential requirements or the devices’ intended use. The Notified Body will then assess the changes and verify whether they affect the products’ conformity. There can be no assurances that the assessment will be favorable and that the Notified Body will attest our compliance with the essential requirements, which will prevent us from selling our products in the EEA.

Obtaining regulatory clearances or approvals and CE Certificates of Conformity can be a time consuming process, and delays in obtaining required future regulatory clearances or approvals, and CE Certificates of Conformity would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth.

There is no guarantee that the FDA will grant 510(k) clearance or premarket approval of our future products or that our Notified Body will issue the required CE Certificate of Conformity, and failure to obtain necessary clearances or approvals for our future products would adversely affect our ability to grow our business.

We are in the process of developing our regulatory strategies for obtaining clearance or approval for future products. Some of them may require 510(k) clearance by the FDA or a new CE Certificate of Conformity. Other future products may require premarket approval. In addition some of our new products may require clinical trials to support regulatory approval and we may not successfully complete these clinical trials. The FDA may not approve or clear these products or our Notified Body issue CE Certificate of Conformity for the indications that are necessary or desirable for successful commercialization. Indeed, the FDA may refuse our requests for 510(k) clearance or premarket approval of new products, new intended uses, or modifications to existing products. Failure to receive clearance or approval for our new products would have an adverse effect on our ability to expand our business.

If the third parties on which we rely to conduct our clinical trials and to assist us with pre-clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize our products.

We do not have the ability to independently conduct our pre-clinical and clinical trials for our products and we must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct such trials. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended, or terminated, and we may not be able to obtain regulatory approval or CE Certificates of Conformity for, or successfully commercialize, our products on a timely basis, if at all, and our business, operating results, and prospects may be adversely affected. Furthermore, our third-party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control.

We may fail to obtain or maintain foreign regulatory approvals to market our products in other countries.

We currently market our products internationally and intend to expand our international marketing. International jurisdictions require separate regulatory approvals and compliance with numerous and varying regulatory requirements. For example, we intend to continue to seek domestic and international regulatory clearance to market our primary products Asia, Latin America, and the Middle East and other key markets. The approval procedures vary among countries and may involve requirements for substantial additional testing, and the time required to obtain approval may differ from country to country and from that required to obtain FDA clearance or approval or to obtain CE Certificates of Conformity.

Clearance or approval by the FDA or obtaining a CE Certificate of Conformity does not ensure approval or certification by regulatory authorities in other countries or jurisdictions, and approval or certification by one foreign regulatory authority does not ensure approval or certification by regulatory authorities in other foreign countries or by the FDA, and the CE marking of our products in the EEA. The foreign regulatory approval or certification process may include all of the risks associated with obtaining FDA clearance or approval, or a CE Certificate of Conformity for a medical device in the EEA in addition to other risks. In addition, the time required to obtain foreign approval may differ from that required to obtain FDA clearance or approval, or a CE Certificate of Conformity in the EEA and we may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals or certifications and may not receive necessary approvals to commercialize our products in any market. If we fail to receive necessary approvals or certifications to commercialize our products in foreign jurisdictions on a timely basis, or at all, our business, results of operations, and financial condition could be adversely affected.

Clinical trials necessary to support a 510(k) or PMA application or a conformity assessment procedure will be expensive and may require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Delays or failures in our clinical trials will prevent us from commercializing any modified or new products and will adversely affect our business, operating results and prospects.

Initiating and completing clinical trials necessary to support a PMA application for our future products and additional safety and effectiveness data beyond that typically required for a 510(k) clearance for iFuse, as well as other possible future product candidates, and to support a conformity assessment procedure will be time consuming and expensive and the outcome uncertain. Moreover, the results of early clinical trials are not necessarily predictive of future results, and any product we advance into clinical trials may not have favorable results in later clinical trials.

Conducting successful clinical studies may require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Patient enrollment in clinical trials and completion of patient participation and follow-up depends on many factors, including the size of the patient population, the nature of the trial protocol, the attractiveness of, or the discomforts and risks associated with, the treatments received by enrolled subjects, the availability of appropriate clinical trial investigators, support staff, and proximity of patients to clinical sites and able to comply with the inclusion and exclusion criteria for participation in the clinical trial and patient compliance. Development of sufficient and appropriate clinical protocols to demonstrate safety and effectiveness are required and we may not adequately develop such protocols to support clearance and approval. Further, the FDA or our Notified Body may require us to submit data on a greater number of patients than we originally anticipated and/or for a longer follow-up period or change the data collection requirements or data analysis applicable to our clinical trials. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may cause an increase in costs and delays in the approval and attempted commercialization of our products or result in the failure of the clinical trial. In addition, despite considerable time and expense invested in our clinical trials, the FDA or our Notified Body may not consider our data adequate to demonstrate safety and effectiveness. Such increased costs and delays or failures could adversely affect our business, operating results and prospects.

Our facility and our clinical investigational sites operate under procedures that govern the conduct and management of FDA-regulated clinical studies under 21 CFR Parts 50 and 812, and Good Clinical Practices. The FDA may conduct Bioresearch Monitoring inspections of us and/or our clinical sites to assess compliance with 21 CFR Parts 50 and 812, our procedures, and the clinical protocol. If the FDA were to find that we or our clinical investigators are not operating in compliance with applicable regulations, we could be subject to the above FDA enforcement action as well as refusal to accept all or part of our data in support of our 510(k) or PMA, or we may need to conduct additional studies.

The results of our clinical trials may not support our product candidate claims or may result in the discovery of adverse side effects.

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product candidate claims or that the FDA, foreign authorities, or our Notified Body will agree with our conclusions regarding them. Success in pre-clinical studies and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the later trials will replicate the results of prior trials and pre-clinical studies. The clinical trial process may fail to demonstrate that our product candidates are safe and effective for the proposed indicated uses, which could cause us to abandon a product candidate and may delay development of others. Any delay or termination of our clinical trials will delay the filing of our product submissions and, ultimately, our ability to commercialize our product candidates and generate revenue. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate’s profile.

U.S. legislative or FDA or foreign regulatory reforms may make it more difficult and costly for us to obtain regulatory clearances or approvals, or CE Certificates of Conformity for our product candidates and to manufacture, market, and distribute our products after approval is obtained.

From time to time, Congress introduces legislation that could significantly change the statutory provisions governing the regulatory approval, manufacture, and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of future products. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted or FDA regulations, guidance, or interpretations changed, and what the impact of such changes, if any, may be.

For example, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. For example, in 2011, the FDA initiated a review of the premarket clearance process in response to internal and external concerns regarding the 510(k) program, announcing 25 action items designed to make the process more rigorous and transparent. In addition, as part of the Food and Drug Administration Safety and Innovation Act of 2012, Congress enacted several reforms entitled the Medical Device Regulatory Improvements and additional miscellaneous provisions that will further affect medical device regulation both pre- and post-approval. The FDA has implemented, and continues to implement, these reforms, which could impose additional regulatory requirements upon us and delay our ability to obtain new 510(k) clearances, increase the costs of compliance or restrict our ability to maintain our current clearances. Any change in the laws or regulations that govern the clearance and approval processes relating to our current and future products could make it more difficult and costly to obtain clearance or approval for new products, or to produce, market, and distribute existing products. Significant delays in receiving clearance or approval, or the failure to receive clearance or approval for our new products would have an adverse effect on our ability to expand our business.

Another example can be found in the EEA. On September 26, 2012, the European Commission adopted a package of legislative proposals designed to replace the existing regulatory framework for medical devices in the EEA. These proposals are intended to strengthen the medical devices rules in the EEA. On October 22, 2013, the European Parliament voted in favor of an amended draft of the regulations. On June 19, 2015, the Council proposed another amended text. Trialogue discussions between the European Commission, the Parliament and the Council are expected to begin in Autumn 2015. Final adoption of the regulations is anticipated in early 2016.

The sales of our products depend in part on the availability of coverage and reimbursement from third-party payors such as government health administration authorities, private health insurers, health maintenance organizations and other healthcare-related organizations. Recent political, economic and regulatory influences are subjecting the healthcare industry to fundamental changes that can impact coverage and reimbursement from third-party payors. For example, Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2011, among other things, reduced and/or limited Medicare reimbursement to certain providers. Other federal laws established sequestration (i.e., automatic spending reductions), which further reduces Medicare’s payments to providers by two percent through 2024. These reductions reduce reimbursement for our products, which could potentially negatively impact our revenue, and may reduce providers’ revenues or profits, which could affect their ability to purchase new technologies. Both the federal and state governments in the United States and foreign governments continue to propose and pass new legislation and regulations designed to contain or reduce the cost of healthcare. Such legislation and regulations may result in decreased reimbursement for medical devices, which may further exacerbate industry-wide pressure to reduce the prices charged for medical devices. This could harm our ability to market our products and generate sales.

Our financial performance may be adversely affected by medical device tax provisions in the healthcare reform laws.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2011, imposes, among other things, an annual excise tax on any entity that manufactures or imports medical devices offered for sale in the United States. Under these provisions, the Congressional Research Service predicts that the total cost to the medical device industry may be up to $20 billion over the next decade. We are subject to this excise tax on our sales of iFuse.

We may incur product liability losses, and insurance coverage may be inadequate or unavailable to cover these losses.

Our business exposes us to potential product liability claims that are inherent in the testing, design, manufacture and sale of medical devices for sacroiliac joint surgery procedures. Sacroiliac joint surgery involves significant risk of serious complications, including bleeding, nerve injury, paralysis and even death. In addition, if longer-term patient results and experience indicates that our products or any component of a product cause tissue damage, motor impairment or other adverse effects, we could be subject to significant liability. Surgeons may misuse or ineffectively use our products, which may result in unsatisfactory patient outcomes or patient injury. We could become the subject of product liability lawsuits alleging that component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information resulted in an unsafe condition or injury to patients. Product liability lawsuits and claims, safety alerts, or product recalls, regardless of their ultimate outcome, could have a material adverse effect on our business and reputation, our ability to attract and retain customers and our results of operations or financial condition. We are aware of two patient deaths taking place following an iFuse procedure and a medical device report was filed for each case with the FDA. The first patient death occurred in 2012 when a patient suffered a ruptured inferior vena cava approximately one week after a procedure. The timing and the location of the rupture did not suggest that the injury resulted from the procedure. We recently learned of a second death that occurred in 2013 approximately six hours after the procedure. According to a report on the case, an autopsy revealed a perforated iliac artery close to the implant, possibly caused by a drill wire guide, but the exact source of the bleeding could not be identified. Furthermore, the patient’s blood was found to contain toxic levels of an unprescribed pain killer (tramadol), which was found to be co-responsible for the death. To date, neither of these deaths has resulted in a claim or investigation that our iFuse implant malfunctioned or had a defect.

Although we maintain third-party product liability insurance coverage, it is possible that claims against us may exceed the coverage limits of our insurance policies or cause us to record a self-insured loss. Even if any product liability loss is covered by an insurance policy, these policies typically have substantial retentions or deductibles that we are responsible for. Product liability claims in excess of applicable insurance coverage could have a material adverse effect on our business, results of operations and financial condition.

In addition, any product liability claim brought against us, with or without merit, could result in an increase of our product liability insurance rates. Insurance coverage varies in cost and can be difficult to obtain, and we cannot guarantee that we will be able to obtain insurance coverage in the future on terms acceptable to us or at all.

We are subject to environmental laws and regulations that can impose significant costs and expose us to potential financial liabilities.

The manufacture of certain of our products, including our implants and products, and the handling of materials used in the product testing process, including in our cadaveric laboratory, involve the use of biological, hazardous and/or radioactive materials and wastes. Our business and facilities and those of our suppliers are subject to foreign, federal, state, and local laws and regulations relating to the protection of human health and the environment, including those governing the use, manufacture, storage, handling, and disposal of, and exposure to, such materials and wastes. In addition, under some environmental laws and regulations, we could be held responsible for costs relating to any contamination at our past or present facilities and at third-party waste disposal sites even if such contamination was not caused by us. A failure to comply with current or future environmental laws and regulations could result in severe fines or penalties. Any such expenses or liability could have a significant negative impact on our business, results of operations and financial condition.

Risks Related to our Intellectual Property and Potential Litigation

Our ability to protect our intellectual property and proprietary technology is uncertain.

We rely primarily on patent, copyright, trademark and trade secret laws, as well as confidentiality and non-disclosure agreements and other methods, to protect our proprietary technologies and know-how. As of June 30, 2015, we owned 18 issued U.S. patents and had 28 pending U.S. patent applications, and we owned one issued foreign patent and had 46 pending foreign patent applications. We also have eight pending U.S. trademark applications and 53 pending foreign trademark applications, as well as 43 trademark registrations, including eight U.S. trademark registrations and 35 foreign trademark registrations.

We have applied for patent protection relating to certain existing and proposed products and processes. While we generally apply for patents in those countries where we intend to make, have made, use, or sell patented products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. Furthermore, we cannot assure you that any of our patent applications will be approved. The rights granted to us under our patents, including prospective rights sought in our pending patent applications, may not be meaningful or provide us with any commercial advantage. In addition, those rights could be opposed, contested, or circumvented by our competitors or be declared invalid or unenforceable in judicial or administrative proceedings. The failure of our patents to adequately protect our technology might make it easier for our competitors to offer the same or similar products or technologies. Competitors may be able to design around our patents or develop products that provide outcomes which are comparable to ours without infringing on our intellectual property rights. Due to differences between foreign and U.S. patent laws, our patented intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States. Even if patents are granted outside the United States, effective enforcement in those countries may not be available. Since most of our issued patents are for the United States only, we lack a corresponding scope of patent protection in other countries. In countries where we do not have significant patent protection, we may not be able to stop a competitor from marketing products in such countries that are the same as or similar to our products.

We rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe upon our trademarks, or that we will have adequate resources to enforce our trademarks.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality agreements intellectual property assignment agreements with parties that have access to it, such as our officers, employees, consultants and advisors. However, in the event of unauthorized use or disclosure or other breaches of such agreements, we may not be provided with meaningful protection for our trade secrets or other proprietary information. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. If any of our trade secrets, know-how or other technologies not protected by a patent were to be disclosed to or independently developed by a competitor, our business, financial condition, and results of operations could be materially adversely affected.

In the future, we may enter into licensing agreements to maintain our competitive position. If we enter into in-bound intellectual property license agreements, we may not be able to fully protect the licensed intellectual property rights or maintain those licenses. Future licensors could retain the right to prosecute and defend the intellectual property rights licensed to us, in which case we would depend on the ability of our licensors to obtain, maintain and enforce intellectual property protection for the licensed intellectual property. These licensors may determine not to pursue litigation against other companies or may pursue such litigation less aggressively than we would. Further, entering into such license agreements could impose various diligence, commercialization, royalty, or other obligations on us. Future licensors may allege that we have breached our license agreement with them, and accordingly seek damages or to terminate our license, which could adversely affect our competitive business position and harm our business prospects.

If a competitor infringes upon one of our patents, trademarks, or other intellectual property rights, enforcing those patents, trademarks and other rights may be difficult and time consuming. Even if successful, litigation to defend our patents and trademarks against challenges or to enforce our intellectual property rights could be expensive and time consuming and could divert management’s attention from managing our business. Moreover, we may not have sufficient resources to defend our patents or trademarks against challenges or to enforce our intellectual property rights. In addition, if third parties infringe any intellectual property that is not material to the products that we make, have made, use or sell, it may be impractical for us to enforce this intellectual property against those third parties.

We may be subject to damages resulting from claims that we, our employees, or our third-party distributors have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

Many of our employees were previously employed at other medical device companies, including our competitors or potential competitors, in some cases until recently. Some of our third-party distributors sell, or in the past have sold, products of our competitors. We may be subject to claims that we, our employees, or our third-party distributors have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of these former employers or competitors. In addition, we have been and may in the future be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Even if we are successful in defending against these claims, litigation could result in substantial costs, divert the attention of management from our core business and harm our reputation. If our defense to those claims fails, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. There can be no assurance that this type of litigation will not continue, and any future litigation or the threat thereof may adversely affect our ability to hire additional direct sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize product candidates, which could have an adverse effect on our business, results of operations and financial condition.

The medical device industry is characterized by patent litigation and we could become subject to litigation that could be costly, result in the diversion of management’s time and efforts, require us to pay damages, and/or prevent us from developing or marketing our existing or future products.

Our commercial success will depend in part on not infringing the patents or violating the other proprietary rights of third parties. Significant litigation regarding patent rights exists in our industry. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make and sell our products. We have not conducted an independent review of patents issued to third parties. The large number of patents, the rapid rate of new patent issuances, the complexities of the technology involved, and the uncertainty of litigation increase the risk of business assets and management’s attention being diverted to patent litigation. Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business, and harm our reputation. Further, as the number of participants in the medical device industry grows, the possibility of intellectual property infringement claims against us increases. If we are found to infringe the intellectual property rights of third parties, we could be required to pay substantial damages, including treble, or triple, damages if an infringement is found to be willful, and/or royalties and could be prevented from selling our products unless we obtain a license or are able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our products in a way that would not infringe the intellectual property rights of others. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products, all of which could have a material adverse effect on our business, results of operations and financial condition. If passed into law, patent reform legislation currently pending in the U.S. Congress could significantly change the risks associated with bringing or defending a patent infringement lawsuit. For example, fee shifting legislation could require a non-prevailing party to pay the attorney fees of the prevailing party in some circumstances.

In addition, we generally indemnify our customers and third-party distributors with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against our customers or third-party distributors. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers or third-party distributors, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or third-party distributors or may be required to obtain licenses to intellectual property owned by such third parties. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers and third-party distributors may be forced to stop using or selling our products.

Risks Related to this Offering and Ownership of Our Common Stock

The price of our common stock may be volatile and the value of your investment could decline.

Prior to this offering, there has been no public market for our common stock, and medical device stocks have historically experienced volatility. The trading price of our common stock following this offering may fluctuate substantially. Following the completion of this offering, the market price of our common stock may be higher or lower than the price you pay in the offering, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	our ability to drive increased sales of our product;

•	our ability to establish and maintain an effective and dedicated sales force;

•	pricing pressure applicable to our products, including adverse third-party coverage and reimbursement outcomes;

•	the ability of our suppliers to timely provide us with an adequate supply of materials and components;

•	results of our clinical trials and that of our competitors’ products;

•	regulatory actions with respect to our products or our competitor’s products;

•	announcements of new offerings, products, services or technologies, commercial relationships, acquisitions, or other events by us or our competitors;

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of healthcare companies in general and of companies in the medical device industry in particular;

•	fluctuations in the trading volume of our shares or the size of our public float;

•	negative publicity;

•	actual or anticipated changes or fluctuations in our results of operations;

•	whether our results of operations meet the expectations of securities analysts or investors or those expectations change;

•	litigation involving us, our industry, or both;

•	regulatory developments in the United States, foreign countries, or both;

•	general economic conditions and trends;

•	major catastrophic events;

•	lock-up releases and sales of large blocks of our common stock;

•	additions or departures of key employees or scientific personnel;

•	factors that may affect the sale of our products, including seasonality and budgets of our customers;

•	the costs of maintaining adequate insurance coverage, including product liability insurance; or

•	an adverse impact on the company from any of the other risks cited in this prospectus.

In addition, if the market for healthcare stocks or the stock market, in general, experience a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations, or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business. This could have a material adverse effect on our business, results of operations and financial condition.

Sales of substantial amounts of our common stock in the public markets, including when the “lock-up” or “market standoff” period ends, or the perception that sales might occur, could reduce the price of our common stock and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock, and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our common stock as of                     , upon completion of this offering, we will have             shares of common stock outstanding. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our “affiliates” as defined in Rule 144 under the Securities Act.

Subject to certain exceptions, we and all of our directors and officers and substantially all of our stockholders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days from the date of this prospectus. When the lock-up period expires, we and our security holders will be able to sell shares in the public market subject to any restrictions under the securities laws. In addition, Morgan Stanley and Merrill Lynch may, in their discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or early release of the lock-up, could cause our share price to fall, or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Based on shares outstanding as of                     , holders of up to             shares, or approximately     %, of our common stock after this offering, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans.

We may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our directors, executive officers, and each of our stockholders that own greater than 5% of our outstanding common stock, in the aggregate, will beneficially own approximately         % of the outstanding shares of our common stock after this offering, based on the number of shares outstanding as of June 30, 2015. As a result, these stockholders will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a manner that is adverse to your interests. This concentration of ownership may have the effect of deterring, delaying, or preventing a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

There is no existing market for our common stock, and we cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the Nasdaq Global Market or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any shares of our common stock that you purchase, and the value of such shares might be materially impaired.

In addition, we cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you paid in this offering.

We have broad discretion in the use of net proceeds that we receive in this offering, and if we do not use those proceeds effectively, your investment could be harmed.

The principal purposes of this offering are to create a public market for our common stock, obtain additional working capital and facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, sales and marketing activities, research initiatives including enhancement of our solution, investment in technology and development and capital expenditures. We also may use a portion of the net proceeds from this offering to acquire or invest in technologies, solutions or businesses that complement our business, although we have no present commitments, and we have not allocated specific amounts of net proceeds, to complete any such transactions or plans. Accordingly, our management will have broad discretion in the application of the net proceeds to us from this offering. Investors in this offering will need to rely upon the judgment of our management regarding the application of the proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, results of operations, and financial condition could be harmed.

We may be unable to utilize our federal net operating loss carryforwards to reduce our income taxes.

As of December 31, 2014, we had net operating loss, or NOL, carryforwards of approximately $58.3 million and $48.6 million available to reduce future taxable income, if any, for U.S. federal income tax and state income tax purposes, respectively. If not utilized, our federal and state NOL carryforwards begin to expire in 2029 and 2016, respectively. These NOL carryforwards could expire unused and be unavailable to offset future income tax liabilities. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which generally occurs if the percentage of the corporation’s stock owned by 5% stockholders increases by more than 50% over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income may be limited. We have determined that we have experienced Section 382 ownership changes in the past and $1.4 million of our NOL and tax credit carryforwards are subject to limitation. In addition, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, including this offering, some of which may be outside of our control. If an ownership change occurs and our ability to use our historical NOL and tax credit carryforwards is materially limited, it would harm our future operating results by effectively increasing our future tax obligations.

The requirements of being a public company may strain our resources, divert our management’s attention, and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the Nasdaq Global Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly and increase demand on our systems and resources. Among other things, the Exchange Act requires that we file annual, quarterly, and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and results of operations. Although we have already hired additional employees to comply with these requirements, we may need to hire even more employees in the future, which will increase our costs and expenses.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

Failure to establish and maintain an effective system of internal controls could result in material misstatements of our financial statements or cause us to fail to meet our reporting obligations or fail to prevent fraud in which case, our stockholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our stock.

After the completion of this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq Global Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2016, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Annual Report on Form 10-K for that year, as required by Section 404 of the Sarbanes-Oxley Act, or Section 404. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we have never been required to test our internal controls within a specified period, and we are not currently in compliance with, and we cannot be certain when we will be able to implement the requirements of Section 404. As a result, we may experience difficulty in producing accurate financial statements in a timely manner.

We may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. In addition, in connection with the future attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, our stockholders could lose confidence in our reporting, and the market price of our stock could decline. In addition, we could be subject to sanctions or investigations by the Nasdaq Global Market, the Securities and Exchange Commission, or SEC, or other regulatory authorities.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act and we intend to take advantage of some of the exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

•	reduced obligations with respect to financial data, including presenting only two years of audited financial statements and only two years of selected financial data;

•	an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements, and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

We elected not to avail ourselves of the reduced obligation with respect to financial data.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Because the initial public offering price of our common stock will be substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate dilution of $         per share, the difference between the assumed public offering price of $         per share, which is the midpoint of the range as set forth on the cover page of this prospectus, after deducting the underwriting discount and commissions and estimated offering expenses payable by us, and the pro forma as adjusted net tangible book value per share of our common stock as of                     , immediately after giving effect to the issuance of shares of our common stock in this offering. See “Dilution.”

If securities or industry analysts do not publish research or reports about our business, or publish unfavorable research reports about our business, our share price and trading volume could decline.

The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us publishes unfavorable commentary about us or changes their opinion of our business prospects, our share price would likely decline. If one or more of these analysts ceases coverage of or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We do not intend to pay dividends for the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases. In addition, our loan and security agreements contain restrictions on our ability to pay dividends.

Our credit facility agreement contains covenants that may restrict our business and financing activities.

Borrowings under our credit facility agreement are secured by substantially all of our assets. Our credit facility agreements also restrict our ability to, among other things:

•	dispose of or sell assets;

•	make material changes in our business or management;

•	consolidate or merge with or acquire other entities;

•	incur additional indebtedness;

•	incur liens on our assets;

•	pay dividends or make distributions on our capital stock;

•	make certain investments;

•	enter into transactions with our affiliates; and

•	make any payment in respect of any subordinated indebtedness.

These restrictions are subject to certain exceptions. In addition, our loan and security agreement requires us to maintain a minimum liquidity threshold, among other things.

The covenants in our credit facility agreements, as well as any future financing agreements that we may enter into, may restrict our ability to finance our operations, engage in, expand or otherwise pursue our business activities and strategies. Our ability to comply with these covenants may be affected by events beyond our control, and future breaches of any of these covenants could result in a default under our credit facility agreements. If not waived, future defaults could cause all of the outstanding indebtedness under our credit facility agreements to become immediately due and payable and terminate all commitments to extend further credit.

If we do not have or are unable to generate sufficient cash available to repay our debt obligations when they become due and payable, either upon maturity or in the event of a default, we may not be able to obtain additional debt or equity financing on favorable terms, if at all, which may negatively impact our ability to operate our business.

Our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon completion of this offering contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•	the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	the requirement that a special meeting of stockholders may be called only by a majority vote of our entire board of directors, the chairman of our board of directors or our chief executive officer, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	the requirement for the affirmative vote of holders of at least % of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our amended and restated certificate of incorporation relating to the management of our business or our amended and restated bylaws, which may inhibit the ability of an acquiror to effect such amendments to facilitate an unsolicited takeover attempt; and

•	advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time.

A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of, and do not currently intend to opt out of, this provision.

These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer, or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

Our board of directors is authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our amended and restated certificate of incorporation authorizes our board of directors, without the approval of our stockholders, to issue             million shares of our preferred stock, subject to limitations prescribed by applicable law, rules, and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and the qualifications, limitations, or restrictions thereof. The powers, preferences, and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, strategy and plans, industry environment, potential growth opportunities, and our expectations for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “should,” “would,” or the negative version of these words and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short- and long-term business operations and objectives, and financial needs. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Result of Operations” and “Business.” These forward-looking statements include, but are not limited to, statements concerning the following:

•	our expectation that, for the foreseeable future, a significant portion of our revenues will be derived from sales of iFuse Implant System, or iFuse;

•	our ability to expand our sales and marketing capabilities to increase demand for iFuse, expand geographically, and obtain favorable coverage and reimbursement determinations from third-party payors;

•	our estimates of our market opportunity;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	competition in the markets we serve;

•	our expectations of the reliability and performance of iFuse;

•	our expectations of the benefits to patients, providers, and payors of iFuse;

•	our reliance on a limited number of suppliers, including sole source suppliers, which may impact the availability of replacement instruments and materials;

•	the factors we believe drive demand for iFuse and our ability to sustain or increase such demand;

•	our ability to develop additional revenue opportunities, including new devices;

•	the scope of protection we establish and maintain for intellectual property rights covering iFuse and any other device we may develop;

•	our estimates regarding our costs and risks associated with our international operations and international expansion;

•	our ability to retain and recruit key personnel and expand our sales force;

•	our expectations regarding acquisitions and strategic operations;

•	our ability to fund our working capital requirements;

•	our compliance with, and the cost of, federal, state, and foreign regulatory requirements;

•	the factors that may impact our financial results; and

•	anticipated trends and challenges in our business and the markets in which we operate.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET, INDUSTRY, AND OTHER DATA

This prospectus contains estimates, projections, and other information concerning our industry, our business, and the markets for our products and product candidates, including data regarding the estimated size of those markets for our products and product candidates, their projected growth rates, the perceptions and preferences of surgeons and patients regarding certain procedures, surgeon and patient data, as well as data regarding market research, estimates, and forecasts prepared by our management. We obtained the industry, market, and other data throughout this prospectus from our own internal estimates and research, as well as from industry publications and research, surveys, and studies conducted by third parties.

Information is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. In some cases, we do not expressly refer to the sources from which this data is derived.

USE OF PROCEEDS

We estimate that the net proceeds from this offering of             shares of common stock will be approximately $         million, or $         million if the underwriters exercise their option to purchase additional shares in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

We expect to use the net proceeds from this offering, as follows:

•	Approximately $ million for sales and marketing activities to support ongoing commercialization of the iFuse Implant System, including, but not limited to, expansion of our sales force, additional medical affairs and educational efforts, and expanding our international sales presence; and

•	The remainder, if any, for working capital and general corporate purposes, including research and development and clinical studies to bring new enhancements to the existing product offering.

We may also use a portion of our net proceeds to acquire or invest in complementary products, technologies, or businesses; however, we currently have no agreements or commitments to complete any such transactions.

As of the date of this prospectus, since we cannot specify with certainty all of the particular uses of the net proceeds, our management will have broad discretion over the use of the net proceeds from this offering. Pending the use of the proceeds from this offering, we intend to invest the net proceeds in short-term interest-bearing investment-grade securities, certificates of deposit or government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. In addition, our credit facility with Silicon Valley Bank restricts our ability to pay dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Our future ability to pay cash dividends on our capital stock may also be limited by the terms of any future debt or preferred securities or future credit facility.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, warrant liability, long-term borrowings, preferred stock, and capitalization as of March 31, 2015:

•	on an actual basis;

•	on a pro forma basis to reflect: (i) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 143,556,724 shares of common stock; (ii) the issuance of shares of common stock upon the net exercise of warrants to purchase 988,522 shares of preferred stock, with a price of $0.51 per share, and the conversion into approximately shares of common stock, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus; (iii) the automatic conversion of warrants to purchase 509,391 shares of preferred stock into warrants to purchase 509,391 shares of common stock; and (iv) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering; and

•	on a pro forma as adjusted basis to give further effect to the receipt by us of the estimated net proceeds from the sale of shares of common stock in this offering at the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds from this offering as described in “Use of Proceeds.”

You should read this information together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information set forth in “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2015
	Actual	Pro Forma	Pro Forma as Adjusted(1)
		(unaudited)
	(in thousands, except for share and per share amounts)
Cash and cash equivalents	$10,929

Warrant liability	469
Long term borrowings	15,185
Preferred stock, $0.0001 par value, 145,828,941 shares authorized, 143,556,724 shares issued and outstanding, actual; no shares issued and outstanding pro forma and pro forma as adjusted	71,200
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value, no shares authorized, issued or outstanding, actual, pro forma and pro forma as adjusted
Common stock, $0.0001 par value, 255,000,000 shares authorized, 56,968,503 shares issued and outstanding, actual; shares shares issued and outstanding pro forma and pro forma as adjusted	5
Additional paid-in capital	4,508
Stockholders’ notes receivable	(656)
Accumulated other comprehensive income	439
Accumulated deficit	(75,535)

Total stockholders’ equity (deficit)	(71,239)

Total capitalization	$15,615

(1)	Each $1.00 increase (decrease) in the assumed initial offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) each of additional paid-in-capital, total stockholders’ equity and total capitalization by approximately $ , assuming that the assumed initial price to the public remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial price to the public and other terms of this offering determined at pricing.

The number of shares of common stock to be outstanding after this offering is based on shares of common stock outstanding as of March 31, 2015, and excludes the following:

•	31,880,496 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2015, with a weighted average exercise price of $0.16 per share;

•	2,212,918 shares of common stock, which are issuable upon the exercise of warrants outstanding as of March 31, 2015, with a weighted average exercise price of $0.21 per share;

•	509,391 shares of common stock issuable upon the deemed conversion of 509,391 shares of our preferred stock, which are issuable upon the exercise of warrants outstanding as of March 31, 2015, with a weighted average exercise price of $0.60 per share;

•	9,307,891 shares of common stock issuable upon the exercise of outstanding options granted after March 31, 2015, with an exercise price of $0.44 per share; and

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of 1,265,005 shares of our common stock that were reserved for issuance under our 2008 Stock Plan as of March 31, 2015, and shares of our common stock reserved for issuance under the equity plan in effect following the completion of this offering. On the date immediately prior to the date of this prospectus, any remaining shares available for issuance under our 2008 Stock Plan will be added to the shares reserved under the equity plan in effect following the completion of this offering and we will cease granting awards under the 2008 Stock Plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the assumed initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Historical net tangible book value (deficit) per share represents our total tangible assets less our liabilities and preferred stock that is not included in equity divided by the total number of shares outstanding. As of March 31, 2015, our historical net tangible book value (deficit) was approximately $(71.3) million, or $(1.25) per share. Our pro forma net tangible book value as of March 31, 2015, was approximately $         million, or $         per share after giving effect to (i) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 143,556,724 shares of common stock; (ii) the issuance of                  shares of common stock upon the net exercise of warrants to purchase 988,522 shares of preferred stock, with a price of $0.51 per share, and the conversion into approximately                  shares of common stock, assuming an initial public offering price of $                  per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and (iii) the automatic conversion of warrants to purchase 509,391 shares of preferred stock into warrants to purchase 509,391 shares of common stock immediately prior to the closing of this offering.

After giving further effect to receipt of the net proceeds of our sale of             shares of common stock at an assumed initial offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of March 31, 2015, would have been approximately $         million, or $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to our existing stockholders and an immediately dilution of $         per share to investors purchasing common stock in this offering.

The following table illustrates this dilution to new investors on a per share basis:

Assumed initial public offering price per share
Historical net tangible book value (deficit) per share as of March 31, 2015	($1.25)
Pro forma increase in net tangible book value (deficit) per share attributable to the conversion of our preferred stock and preferred stock warrants

Pro forma net tangible book value per share as of March 31, 2015
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors participating in this offering

If the underwriters’ option to purchase additional shares in this offering is exercised in full, the pro forma as adjusted net tangible book value would be $         per share, the increase in the pro forma net tangible book value per share for existing stockholders would be $         per share and the dilution to new investors participating in this offering would be $         per share.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value, by $         per share and the dilution per share to new investors by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses.

We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 shares in the number of shares we are offering would increase (decrease) our pro forma as adjusted net tangible

book value by approximately $         million, or $         per share, and the pro forma dilution per share to investors in this offering by $         per share, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses. The pro forma information discussed above is illustrative only and will change based on the actual initial public offering price, number of shares and other terms of this offering determined at pricing.

The table below summarizes, as of March 31, 2015, on the pro forma basis described above, the number of shares of our common stock, the total consideration, and the average price per share (1) paid to us by our existing stockholders and (2) to be paid by new investors participating in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(in thousands, except share, per share and percentages)
Existing stockholders			%	$		%	$
New investors

Total		100%			100%

In addition, if the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by existing stockholders will be reduced to     % of the total number of shares of common stock to be outstanding upon completion of this offering, and the number of shares of common stock held by new investors participating in this offering will be further increased to     % of the total number of shares of common stock to be outstanding upon completion of the offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) total consideration paid by new investors by $         and increase (decrease) the percent of total consideration paid by new investors by     %, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) total consideration paid by new investors by $        , assuming that the assumed initial price to the public remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

See “Prospectus Summary—The Offering” for a description of those shares that are or are not reflected in the foregoing tables or discussion.

To the extent that any outstanding options or warrants are exercised, new investors will experience further dilution.

SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included within this prospectus. The consolidated statements of operations data for the years ended December 31, 2012, 2013, and 2014, and the consolidated balance sheet data at December 31, 2013 and 2014, are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We derived the consolidated statements of operations data for the three months ended March 31, 2014 and 2015 and the consolidated balance sheet data as of March 31, 2015 from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the financial data set forth in the those statements. Our historical results are not necessarily indicative of the results to be expected in the future, and our unaudited interim results are not necessarily indicative of the results for the full year or any other period.

	Year Ended December 31,				Three Months Ended March 31,
	2012	2013	2014		2014	2015
	(in thousands, except share and per share amounts)
Statements of Operations:
Revenue	$37,016	$48,999		$40,054	$10,500		$10,323
Cost of goods sold	3,041	4,332		6,500	1,202		1,771

Gross profit	33,975	44,667		33,554	9,298		8,552

Operating expenses
Sales and marketing	35,691	34,744		40,625	8,586		10,346
Research and development	3,770	8,374		9,172	2,141		2,128
General and administrative	5,233	6,846		10,058	2,055		2,934

Total operating expenses	44,694	49,964		59,855	12,782		15,408

Loss from operations	(10,719)	(5,297)		(26,301)	(3,484)		(6,856)
Interest and other income (expense), net
Interest income	5	3		15	1		5
Interest expense	(231)	(912)		(1,536)	(274)		(349)
Other income (expense), net	42	62		18	(5)		(393)

Loss before income taxes	(10,903)	(6,144)		(27,804)	(3,762)		(7,593)
Provision for income taxes	—	10		2	—		—

Net loss	(10,903)	(6,154)		(27,806)	(3,762)		(7,593)
Other comprehensive income (loss)
Changes in foreign currency translation	(22)	(3)		183	51		281

Comprehensive loss	$(10,925)	$(6,157)		$(27,623)	$(3,711)		$(7,312)

Net loss attributable to common stockholders per share, basic and diluted (1)	$(0.32)	$(0.15)		$(0.58)	$(0.08)		$(0.14)

Weighted-average number of common shares used to compute basic and diluted net loss per share (1)	34,076,263	41,201,966		48,035,918	45,190,957		52,592,709

Pro forma net loss per share, basic and diluted (unaudited)(1)			$			$

Pro forma weighted-average number of common shares used to compute basic and diluted net loss per share (unaudited) (1)

(1)	See Note 14 to our consolidated financial statements included elsewhere in this prospectus for the method used to calculate net loss per share, basic and diluted, and pro forma net loss per share, basic and diluted.

	As of December 31,		As of March 31,
	2013	2014	2015
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$8,519	$17,598	$10,929
Working capital	6,264	19,054	12,393
Total assets	18,014	28,985	22,250
Warrant liability	357	325	469
Total borrowings	11,684	15,150	15,185
Total liabilities	20,024	22,418	22,289
Convertible preferred stock	36,014	71,200	71,200
Accumulated deficit	(40,136)	(67,942)	(75,535)
Total stockholders’ deficit	(38,024)	(64,633)	(71,239)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks, uncertainties, and assumptions, such as our plans, objectives, expectations, intentions and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Some of the numbers included herein have been rounded for convenience of presentation. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Risk Factors” included elsewhere in this prospectus.

Overview

We are a medical device company that has pioneered a proprietary minimally invasive surgical implant system to fuse the sacroiliac joint for treatment of common types of sacroiliac joint disorders that cause lower back pain. We introduced our iFuse Implant System, or iFuse, in 2009 in the United States and in 2010 in certain countries in the European Union. Since 2009, more than 16,500 iFuse procedures have been performed by over 1,000 surgeons, primarily in the United States. Based on our commercial experience and market research, we believe iFuse is currently used in nearly 85% of minimally invasive surgical fusions of the sacroiliac joint in the United States.

We have incurred net losses since our inception in 2008. For the years ended December 31, 2012, 2013, and 2014, and for the three months ended March 31, 2015, we had net losses of $10.9 million, $6.2 million, $27.8 million, and $7.6 million, respectively. As of March 31, 2015, we had an accumulated deficit of $75.5 million. To date, we have financed operations primarily through private placements of equity securities, certain debt-related financing arrangements and from sales of our products. We have devoted substantially all of our resources to research and development of our products, sales and marketing activities and clinical and regulatory matters for our products. There can be no assurances that we will be able to generate sufficient revenue from our existing products or from any of our product candidates in development, and to transition to profitability and generate positive cash flows. Following this offering, we expect that our operating expenses will increase as we continue to build our commercial infrastructure, develop, enhance and commercialize our existing and new products and incur additional operational and reporting costs associated with being a public company. As a result, we expect to continue to incur operating losses for the foreseeable future and may never achieve profitability. Furthermore, even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis. If we do not achieve profitability, it will be more difficult for us to finance our business and accomplish our strategic objectives.

Factors Affecting Results of Operations

Reimbursement

Prior to our launch of iFuse, Medicare and most private insurance companies reimbursed surgeons for sacroiliac joint fusions using either an established Category I Current Procedure Terminology, or CPT, code or an unlisted code. A Category I CPT code is typically assigned to procedures that are consistent with contemporary medical practice and are widely performed. Procedures with a longstanding Category I CPT code are usually reimbursed.

However, effective July 1, 2013, the CPT Editorial Panel of the American Medical Association, or AMA, created a new Category III CPT code for fusion of the sacroiliac joint using a minimally invasive or percutaneous approach. Category III CPT codes are used for new and emerging technologies and are reimbursed sporadically. This new code functionally redefined coding for sacroiliac joint fusions because it meant that minimally invasive or percutaneous fusion procedures should not be billed using the general Category I CPT code for sacroiliac fusion surgery. Due to this coding change, which was accompanied by the establishment of a Medicare hospital outpatient rate for the new code, the number of minimally invasive sacroiliac joint fusions, including those performed with iFuse, decreased significantly.

Following the creation of the new Category III code, a number of papers demonstrating the clinical success of the iFuse procedure were published. These studies, along with the support of several professional societies and surgeons resulted in the AMA CPT Editorial Panel establishing a new Category I CPT code specifically for sacroiliac joint fusion surgery using a minimally invasive or percutaneous approach. This new Category I CPT code became effective on January 1, 2015.

Subsequently, in March 2015, our INSITE prospective randomized controlled clinical trial was published. In June 2015, the largest spine society in the world, the North American Spine Society published a positive coverage recommendation document, based on the clinical evidence, advocating to insurance companies and Medicare Administrative Contractors, or MACs, that sacroiliac joint fusion using a minimally invasive surgical approach should be routinely reimbursed. The International Society for Advancement of Spine Surgery has also recently published a similar positive advocacy document intended to encourage insurance companies in the United States to reimburse for the procedure. The MACs and private insurance companies covering the procedure, on a case-by-case basis, represent approximately 100 million covered lives, while MACs and private insurance companies representing approximately 200 million covered lives are not covering and are in the decision making process.

The establishment of the new Category I CPT code does not automatically prompt Medicare or other payors to cover the iFuse procedure. Coverage decisions for this code are made independently by each of the private insurance companies and the eight MACs, and the process of obtaining coverage is not immediate. We believe that the combination of the new Category I CPT code, the data from the INSITE clinical trial and the support from leading professional societies will begin to convince additional MACs and private payors to cover minimally invasive fusion of the sacroiliac joint, including the iFuse procedure, and allow us to begin increasing the number of procedures and growing revenue in 2016. As of June 30, 2015, four of the eight MACs had announced that they were covering the iFuse procedure. The other four MACs are in the decision making process.

Our Sales Force

We market and sell iFuse primarily through a direct sales force and a small number of third-party distributors. Our target customer base includes approximately 7,500 surgeons who perform spine and/or pelvic surgery, including orthopedic spine surgeons, neurosurgeons, general orthopedic surgeons, and orthopedic trauma surgeons.

Our direct sales organization in the United States is comprised of eight sales regions. Each region is comprised of a number of territory sales managers who act as the primary customer contact. Our territory sales managers have extensive training and experience selling medical devices for spine problems and pain management, generally focusing on emerging technologies and markets. As of June 30, 2015, our territory sales managers were led by eight regional sales managers who reported to two area sales directors. The area sales directors report to our vice president of sales. As of June 30, 2015, our U.S. sales force consisted of 58 sales representatives directly employed by us and six third-party distributors.

In addition to general sales and marketing training, we provide our sales organization with comprehensive, hands-on cadaveric and dry-lab training sessions focusing on the clinical benefits of our products and how to use them. We believe our robust training and professional development programs have been an important component of our success to date and will help support our anticipated future growth. We expect to continue to increase the size of our sales organization in order to increase sales and market penetration and to provide the significant, ongoing level of customer support required by our sales and marketing strategy.

As of June 30, 2015, we had 20 employees working in our European operations, and have established operations in Italy (2010) and Germany (2014). As of June 30, 2015, our international sales force consisted of six employees and

29 exclusive third-party distributors, which together have had sales in 20 countries in 2015. We anticipate continuing to build our operations in the major European countries while establishing distributor arrangements in smaller ones. We intend to follow a similar model in Europe to the one established in the United States, working with internationally recognized healthcare professional experts as we expand our training and reimbursement activities. As of June 30, 2015, surgeons had performed the first iFuse procedures in New Zealand and Hong Kong.

We have in the past and expect in the future to enter into different compensation arrangements with our sales professionals which include minimum guaranteed commissions. This has impacted our compensation expenses in the past and we expect it will in the future.

Share Based Compensation Expense

Prior to this offering, we have granted employee compensation in the form of equity awards. In connection with this offering, we expect to implement equity compensation incentive plans which provide for future grants of equity compensation awards to our employees and directors. We will measure the share compensation cost in the period in which we grant such awards and recognize the share compensation expense over the requisite service period of the award.

Public Company Costs

The activities associated with the initial public offering process, as well as any future public offerings, may have a significant impact on our results of operations and cash flows. We expect to incur a material increase in incremental general and administrative expenses as a result of becoming a publicly traded company. These costs include expenses associated with our financial and operational reporting, investor relations, registrar and transfer agent fees, incremental insurance costs, and accounting and legal services, among others.

Components of Results of Operations

Revenue

We derive substantially all our revenue from sales of iFuse. Revenue from sales of iFuse fluctuate based on volume of cases, discounts, mix of international and U.S. sales, and the number of implants used for a particular patient. Similar to other orthopedic companies, our revenue can also fluctuate from quarter to quarter due to a variety of factors, including reimbursement, sales force, physician awareness, and seasonality. Historically, we have undertaken a significant number of clinical trials, which has significantly impacted our results of operations as we provided our iFuse system on a pro bono basis. To the extent we continue to conduct clinical trials, we may experience a similar impact on our results of operations in the future. Our revenue from international sales may also be significantly impacted by fluctuations in foreign currency exchange rates between the U.S. dollar (our reporting currency) and the local currency.

Cost of Goods Sold, Gross Profit, and Gross Margin

We utilize third-party manufacturers for production of the iFuse implants and instrument sets. Cost of goods sold consists primarily of costs of the components of iFuse implants and instruments, scrap and inventory obsolescence, as well as distribution-related expenses such as logistics and shipping costs. Beginning in 2013, our cost of goods sold includes the effect of the excise tax on the sale of medical devices sold in the United States. We anticipate that our cost of goods sold will increase as reimbursement increases and as we develop and sell new products, including a second generation implant and new instruments.

Our gross margins have been and will continue to be affected by a variety of factors, including the cost to have our products manufactured for us, pricing pressure, and the factors described above impacting our revenue.

Our gross margins are typically higher on products we sell directly as compared to products we sell through third-party distributors.

Operating Expenses

Our operating expenses consist of sales and marketing, research and development, and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, sales commissions and other cash and stock-based compensation related expenses. We expect operating expenses to increase in absolute dollars, as we continue to invest and grow our business, but decrease as a percentage of revenue.

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of salaries, stock-based compensation expense, and other compensation related costs, for personnel employed in sales, marketing, medical affairs and education departments. In addition, our sales and marketing expenses include commissions and bonuses, generally based on a percentage of sales, to our sales managers and directors, direct sales representatives and third-party distributors. We expect our sales and marketing expenses to continue to increase in absolute dollars with the continued commercialization of our current and future products and continued investment in our global sales organization, including broadening our relationships with third-party distributors, expanding exclusivity commitments among them and increasing the number of our direct sales representatives, especially with increased reimbursement and adoption in the United States. Our sales and marketing expenses may fluctuate from period to period due to the seasonality of our business and as we continue to add direct sales representatives in new territories.

Research and Development Expenses

Our research and development expenses primarily consist of engineering, product development, clinical and regulatory expenses (including clinical study expenses), consulting services, outside prototyping services, outside research activities, materials, depreciation and other costs associated with development of our products. Research and development expenses also include related personnel and consultants’ compensation and stock-based compensation expense. We expense research and development costs as they are incurred. We expect research and development expense to continue to increase in absolute dollars as we develop new products, add research and development personnel and undergo clinical activities, including additional clinical studies to gain additional regulatory clearances and wider surgeon adoption.

General and Administrative Expenses

General and administrative expenses primarily consist of compensation, stock-based compensation expense, and other costs for finance, accounting, legal, compliance, reimbursement, and administrative matters. We expect our general and administrative expenses to continue to increase to support the growth of our business. We also expect to incur additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the Securities and Exchange Commission and those of the Nasdaq Global Market on which our securities will be traded, additional insurance expenses, investor relations activities, and other administrative and professional services.

Interest Expense

Interest expense is related to borrowings and includes the amortization of debt discounts derived from the issuance of warrants.

Other Income (Expense), Net

Other income (expense), net consists primarily of the changes in fair value of our preferred stock warrant liability and net gain (loss) on foreign currency transactions. In connection with this offering, we expect that our preferred stock warrant liability will be eliminated.

Consolidated Results of Operations

Comparison of the three months ended March 31, 2014 and 2015

Revenue, Cost of Goods Sold, Gross Profit, and Gross Margin

	Three Months Ended March 31,
	2014	2015	Change
	(in thousands, except for percentages)
Revenue	$10,500	$10,323	$(177)
Cost of goods sold	1,202	1,771	569
Gross profit	9,298	8,552	(746)
Gross margin	89%	83%

Revenue. In the three months ended March 31, 2015, revenue decreased to $10.3 million from $10.5 million in the three months ended March 31, 2014, a decrease of $0.2 million, or 2%, due to a slight decrease in U.S. prices as a result of increased competition and pricing pressure, as well as continued effects of the classification of iFuse procedures under Category III CPT code, resulting in a slight decrease in the number of iFuse procedures performed in the United States. The new Category I CPT code effective as of January 1, 2015, did not have a significant impact on our revenue for the three months ended March 31, 2015, since the new code did not automatically prompt Medicare or other payors to cover the iFuse procedure. The decrease in the United States was partially offset by increased sales in Europe.

Cost of Goods Sold, Gross Profit, and Gross Margin. Total cost of goods sold increased $0.6 million, or 47%, during the three months ended March 31, 2015 compared to the same period of the prior year primarily due to increased facility costs of $0.2 million related to a warehouse expansion and $0.3 million related to increased personnel and support costs in anticipation of future growth and a larger international presence. Gross profit decreased $0.7 million, or 8%, to $8.6 million, during the three months ended March 31, 2015 as compared to the same period of the prior year due to higher costs of goods sold coupled with a slight decrease in revenue.

Operating Expenses

	Three Months Ended March 31,
	2014		2015		Change
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount
	(in thousands, except for percentages)
Sales and marketing	$8,586	82%	$10,346	100%	$1,760
Research and development	2,141	20%	2,128	21%	(13)
General and administrative	2,055	20%	2,934	28%	879

Total operating expenses	$12,782	122%	$15,408	149%	$2,626

Sales and Marketing Expenses. Sales and marketing expenses increased $1.8 million, or 20%, during the three months ended March 30, 2015 compared to the same period of the prior year. The increase is primarily due to an increase in salary and commission expense of $1.6 million due to an increase in the number of sales representatives and support personnel hired in late 2014 in anticipation of the Category I CPT code becoming effective January 2015. This expense includes the payment of guaranteed minimum commissions to all of our sales representatives. Also in anticipation of the Category I CPT code, we trained a significantly larger number of surgeons on the iFuse procedure during the three months ended March 31, 2015 compared to the same period of the prior year, resulting in increased medical affairs expenses of $ 0.1 million.

Research and Development Expenses. Research and development expenses were flat at $2.1 million during the three months ended March 30, 2014 and March 31, 2015. Increases from higher personnel costs of $0.4 million due to increased headcount and $0.3 million of development costs, both related to the second generation implant, new instruments and expanding our product portfolio, were largely offset by lower clinical trial costs of $0.7 million due to the completion of our INSITE and SIFI clinical trial enrollment as of June 2014.

General and Administrative Expenses. General and administrative expenses increased $0.9 million, or 43%, during the three months ended March 30, 2015 compared to the same period of the prior year, primarily due to $0.5 million in personnel costs as we hired more personnel to support the expected growth of the company and an increase in legal costs of $0.3 million to support compliance and regulatory efforts.

Interest and Other Income (Expense), Net

	Three Months Ended March 31,
	2014	2015	Change
	(in thousands)
Interest expense	$(274)	$(349)	$(75)
Interest income and other income (expense), net	(4)	(388)	(384)

Interest Expense. Interest expense in the three months ended March 31, 2015 increased $0.1 million, or 27%, over the same period of the prior year due to an additional debt financing arrangement with Silicon Valley Bank, or SVB that we entered into in November 2014.

Interest Income and Other Income (Expense), Net. Interest income and other income (expense), net increased $0.4 million, during the three months ended March 30, 2015 compared to the same period of the prior year, primarily due to an increase in expenses related to foreign currency exchange fluctuations of $0.2 million and an increase of $0.2 million in expense related to the changes in the fair value of our preferred stock warrants outstanding, which are accounted for as a liability and marked-to-market in each reporting period.

Comparison of the Years Ended December 31, 2013 and 2014

Revenue, Cost of Goods Sold, Gross Profit, and Gross Margin

	Years Ended December 31,
	2013	2014	Change
	(in thousands, except for percentages)
Revenue	$48,999	$40,054	$(8,945)
Cost of goods sold	4,332	6,500	2,168
Gross profit	44,667	33,554	(11,113)
Gross margin	91%	84%

Revenue. During the year ended December 31, 2014, revenue decreased to $40.1 million from $49.0 million in the prior year, a decrease of $8.9 million, or 18%, due to a decrease in the number of iFuse procedures performed in the United States, after the assignment of the Category III CPT code in July 2013 and a slight decrease in prices due to increased competition. The decline continued through mid-2014 when the number of iFuse procedures began to stabilize. The decrease in the United States was partially offset by increased sales in Europe.

Cost of Goods Sold, Gross Profit, and Gross Margin. Cost of goods sold increased $2.2 million, or 50%, during the year ended December 31, 2014 compared to the year ended December 31, 2013 due to higher than usual write offs and rework of $1.0 million related to our new instrument sets, offset by a decrease in costs of $0.7 million related to legacy instrument sets. Personnel and overhead costs also increased in 2014 by $0.4 million compared to 2013 due to anticipation of future growth and a larger international presence and increased facility and allocable support costs of $1.5 million related to a warehouse expansion and continued investment in the quality of our manufacturing processes. Gross profit decreased $11.1 million, or 25%, to $33.6 million, in 2014 as compared to 2013 due to lower sales volume, pricing pressures and increases in costs as outlined above. The lower revenue and higher cost of goods sold also led to a reduction in our gross margin percentage from 91% of revenue in 2013 to 84% of revenue in 2014.

Operating Expenses

	Years Ended December 31,
	2013		2014		Change
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount
	(in thousands, except for percentages)
Sales and marketing	$34,744	71%	$40,625	101%	$5,881
Research and development	8,374	17%	9,172	23%	798
General and administrative	6,846	14%	10,058	25%	3,212

Total operating expenses	$49,964	102%	$59,855	149%	$9,891

Sales and Marketing Expenses. Sales and marketing expenses increased $5.9 million, or 17%, during the year ended December 31, 2014 compared to the year ended December 31, 2013, primarily due to an increase in salary and related expenses of $3.6 million, travel costs of $1.0 million and allocable support costs of $0.9 million due to an increase in the number of U.S. and foreign sales representatives and sales support personnel hired in 2014 in anticipation of the Category I CPT code becoming effective January 2015. Notwithstanding the decrease in revenue from 2013 to 2014, we continued to support our U.S. sales force that we have invested in and trained them to be knowledgeable in sacroiliac joint disorders, with guaranteed minimum commissions since July 2013. As a result, though commission expense decreased by $0.6 million, commission costs as a percentage of revenue increased for the second half of 2013 and all of 2014. Primarily due to these commissions and the additional headcount added in 2014, sales and marketing expense as a percentage of revenue grew to 101% in 2014, compared to 71% in 2013. Also in anticipation of the Category I CPT code, we increased general marketing expenses of $0.4 million and increased medical affairs of $0.5 million in 2014.

Research and Development Expenses. Research and development expenses increased $0.8 million, or 10%, during the year ended December 31, 2014 compared to the year ended December 31, 2013, primarily due to an increase in our clinical trial expenses related to the INSITE and SIFI studies of $0.6 million and $0.2 million in development costs related to new instrument sets and the expansion of our product portfolio.

General and Administrative Expenses. General and administrative expenses increased $3.2 million, or 47%, during the year ended December 31, 2014 compared to the year ended December 31, 2013, primarily due to increased reimbursement personnel and support costs of $0.6 million to address the unfavorable reimbursement environment. In addition, we increased other administrative headcount which increased costs by $1.8 million to support the growing needs of the business. Legal costs increased during the year ended December 31, 2014 over the comparable period in 2013 by $0.8 million primarily due to compliance and regulatory requirements, patent expenses and general corporate legal spend.

Interest Expense and Other Income (Expense), Net

	Years Ended December 31,
	2013	2014	Change
	(in thousands)
Interest expense	$(912)	$(1,536)	$(624)
Interest income and other income (expense), net	65	33	(32)

Interest Expense. Interest expense increased $0.6 million, or 68%, during the year ended December 31, 2014 compared to the year ended December 31, 2013, due to the debt financing arrangements we entered into with SVB in July 2013 and November 2014. At December 31, 2014, $15.5 million of principal debt was outstanding compared to $12.0 million at December 31, 2013.

Interest Income and Other Income (Expense), Net. Interest income and other income (expense), net was relatively constant in both years.

Comparison of the Years Ended December 31, 2012 and 2013

Revenue, Cost of Goods Sold, Gross Profit, and Gross Margin

	Years Ended December 31,
	2012	2013	Change
	(in thousands, except for percentages)
Revenue	$37,016	$48,999	$11,983
Cost of goods sold	3,041	4,332	1,291
Gross profit	33,975	44,667	10,692
Gross margin	92%	91%

Revenue. During the year ended December 31, 2013, revenue increased to $49.0 million from $37.0 million in the prior year, an increase of $12.0 million, or 32%, primarily due to an increase in the number iFuse procedures performed as a result of an increased demand and surgeon awareness, a slight increase in U.S. prices and an increase in U.S. sales representatives in early 2013. During the second half of 2013, due to the Category III CPT code taking affect, we started to see a decrease in the number of iFuse procedures performed as a result of an increase in reimbursement denials for the procedure by Medicare and private payors.

Cost of Goods Sold, Gross Profit, and Gross Margin. Cost of goods sold increased $1.3 million, or 42%, in 2013 compared to 2012 primarily due to an increase in products sold, $0.7 million related to an excise tax applied to the sale of medical devices sold in the United States that was effective January 1, 2013 and increases in personnel and support costs of $0.4 million. The remaining increase of $0.3 million was due to higher volume of sales. Increases in the cost of goods sold were partially offset by lower costs per unit of iFuse implants based on higher volume purchase discounts from our suppliers during 2013. Gross profit increased $10.7 million, or 31%, to $44.7 million, in the year ended December 31, 2013 as compared to the prior year due to an increase in sales volume during 2013, partially offset by higher personnel and support costs and the impact of the medical device tax. This led to a decrease in our gross margin percentage to 91% of revenue in 2013 from 92% of revenue in 2012.

Operating Expenses

	Years Ended December 31,
	2012		2013		Change
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount
	(in thousands, except for percentages)
Sales and marketing	$35,691	96%	$34,744	71%	$(947)
Research and development	3,770	10%	8,374	17%	4,604
General and administrative	5,233	14%	6,846	14%	1,613

Total operating expenses	$44,694	121%	$49,964	102%	$5,270

Sales and Marketing Expenses. Sales and marketing expense decreased $0.9 million, or 3%, in the year ended December 31, 2013 compared to the year ended December 31, 2012, primarily due to a decrease in salary and travel expenses of $1.0 million due to a reduction in U.S. sales representatives in late 2012 in anticipation of the Category III CPT code becoming effective in July 2013, a decrease in commissions of $0.8 million due to a change in our commission rate structure paid to our direct sales force, offset by an increase of $0.6 million for market research studies and $0.4 million in allocable support costs during 2013 compared to 2012.

Research and Development Expenses. Research and development expense increased $4.6 million, or 122%, in the year ended December 31, 2013 compared to the year ended December 31, 2012, primarily due to an increase in our clinical trial expenses related to the INSITE and SIFI studies of $3.0 million. In addition, we had an increase in development costs of $0.2 million and an increase in our personnel costs of $1.3 million in 2013 in support of our continued investment in our products and our quality and regulatory processes.

General and Administrative Expenses. General and administrative expenses increased $1.6 million, or 31%, in the year ended December 31, 2013 compared to the year ended December 31, 2012, primarily due to an increase in reimbursement and administrative personnel costs of $1.0 million and support costs of $0.3 million. In addition, we experienced increases in other general corporate taxes of $0.2 million and an increase in bad debt charges of $0.1 million.

Interest Expense and Other Income (Expense), Net

	Years Ended December 31,
	2012	2013	Change
	(in thousands)
Interest expense	$(231)	$(912)	$(681)
Interest income and other income (expense), net	47	65	18

Interest Expense. Interest expenses increased $0.7 million in the year ended December 31, 2013 compared to the year ended December 31, 2012 primarily due to a debt financing arrangement entered into in July 2013 with SVB. At December 31, 2013, $9.5 million of debt was outstanding under this arrangement compared to $2.0 million of debt outstanding at December 31, 2012.

Interest Income and Other Income (Expense), Net. Interest income and other income (expense), net was relatively constant in both of the years ended December 31, 2012 and 2013 and primarily consisted of gains due to foreign currency exchange fluctuations.

Liquidity, Capital Resources, and Borrowings

At March 31, 2015, our principal sources of liquidity were cash and cash equivalents totaling $10.9 million, $3.4 million of unused borrowing capacity under our $7.5 million line of credit, and $5.0 million of unused borrowing capacity under our $10.0 million Mezzanine Loan. Since inception, we have financed our operations through private placements of preferred stock, debt financing arrangements, and the sale of our products. At March 31, 2015, we had $5.0 million principal amount of outstanding debt under our Mezzanine Loan and $10.5 million principal amount of outstanding debt under our Growth Loan, in each case net of debt discounts. Our Mezzanine Loan, Growth Loan, and Line of Credit are described below under “Borrowings.”

We have incurred an accumulated deficit of $75.5 million from our operations through March 31, 2015, and expect to incur additional losses in the future. Based on our current operating plan, we expect that our cash and cash equivalents on hand, together with the proceeds from this offering, will be sufficient to fund our operations through at least the next 12 months. However, our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, and the timing and extent of our spending to support our technology and development efforts. To the extent that existing cash and cash equivalents, and cash from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

We expect to incur substantial expenditures in the foreseeable future in connection with the expansion of our worldwide commercial infrastructure and U.S. sales force in anticipation of a more positive reimbursement environment in the United States. In addition, we intend to make continued investment in the education of healthcare providers associated with the diagnosis and treatment of chronic sacroiliac pain conditions, including ongoing research and development programs and clinical trials. In order to build the sales, marketing and distribution infrastructure that we believe will be necessary to realize full commercial roll out of our product in the United States and the rest of the world, we expect to require substantial additional funding.

Until we can generate a sufficient amount of cash from operations, if ever, we expect to finance future cash needs through public or private equity or debt financings and borrowings. We anticipate that we will need to raise substantial additional capital in the future. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital or generate sufficient cash from operations to adequately fund our operations, we will need to curtail planned activities to reduce costs. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing stockholders and increased fixed payment obligations, and these securities may have rights senior to those of our common stock. If we incur additional indebtedness, we could become subject to additional covenants that would further restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Borrowings

In November 2014, we entered into borrowing agreements with SVB that provided a Line of Credit, Mezzanine Loan, and Growth Loan. We had the following aggregate credit, principal outstanding (not including debt discounts), funds available and funds unavailable as of March 31, 2015:

	Aggregate Credit	Principal Outstanding	Funds Available	Funds Unavailable
	(in thousands)
Line of Credit	$7,500	$—	$3,400	$4,100
Mezzanine Loan	10,000	5,000	5,000	—
Growth Loan	15,450	10,450	—	5,000

Total	$32,950	$15,450	$8,400	$9,100

The Line of Credit facility is available for the lesser of $7.5 million or 80% of certain customer receivable balances. The Line of Credit accrues interest on any outstanding balances at a rate of 0.75% above prime. The maturity date for the Line of Credit is November 2018.

The Mezzanine Loan accrues interest on any outstanding balances at 11.0% per annum, with a 3% prepayment fee from zero to 12 months or a 2% prepayment fee from 13 to 24 months from the closing date of November 2014, and final fees of 6% of the advanced amount. The $5.0 million available through December 31, 2015 under the Mezzanine Loan will be payable on January 2018, if drawn.

The Growth Loan accrues interest on any outstanding balances at 3.75% per annum, with a 3% prepayment fee from zero to 12 months or a 2% prepayment fee from 13 to 24 months from the closing date of November 2014, and final fees of 9% of the advanced amount. The maturity date for the Growth Loan is November 2018 with 18 months interest only and amortization of interest and principal for 30 months thereafter. We cannot draw the last tranche of the Growth Loan as the agreement requires us to achieve trailing three month revenue of $16.0 million. If we draw on the last tranche, we are required to meet quarterly revenue of $16.0 million.

SVB has a first priority security interest in all of our assets, excluding intellectual property. We agreed not to pledge a security interest in our intellectual property to any other party so long as SVB has debt outstanding to us.

As of June 30, 2015, we were in compliance with all of our debt obligations and covenants.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2014:

	Payments Due By Period
	Total	Less than 1 year	1–3 years	4–5 years	More than 5 years
	(in thousands)
Principal obligations on the debt arrangements	$15,450	$—	$11,618	$3,832	$—
Interest obligations on the debt arrangements	3,280	955	1,313	1,012	—
Operating leases(1)	2,591	968	1,585	38	—

Total	$21,321	$1,923	$14,516	$4,882	$—

(1)	Operating lease obligations consists primarily of lease payments for our San Jose facility and Europe facilities.

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods presented below:

	Years Ended December, 31			Three Months Ended March 31,
	2012	2013	2014	2014	2015
	(in thousands)
Net cash used in:
Operating activities	$(14,759)	$(566)	$(26,327)	$(4,498)	$(7,006)
Investing activities	(39)	(735)	(2,869)	(638)	(358)
Financing activities	4,047	8,060	38,092	50	414
Effects of exchange rate changes on cash and cash equivalents	(22)	(3)	183	(1)	281

Net increase (decrease) in cash and cash equivalents	$(10,773)	$6,756	$9,079	$(5,087)	$(6,669)

Cash and cash equivalents at beginning of year	$12,536	$1,763	$8,519	$8,519	$17,598
Cash and cash equivalents at end of year	$1,763	$8,519	$17,598	$3,432	$10,929

Cash Used in Operating Activities

Net cash used in operating activities for the three months ended March 31, 2014 was $4.5 million compared to $7.0 million for the three months ended March 31, 2015, primarily as a result of the net losses recorded in the periods of $3.8 million and $7.6 million for the three months ended March 31, 2014 and 2015, respectively. The increase in cash used in operating activities is primarily due to increased personnel costs in support of various research and development projects, anticipated increases in business volumes in connection with the issuance of the Category I CPT code effective January 1, 2015 and increased administrative personnel to meet our growing needs.

Net cash used in operating activities was $0.6 million and $26.3 million for the years ended December 31, 2013 and 2014, respectively. The increase in the net cash used in operating activities was primarily due to a decrease in revenue of $8.9 million resulting from reimbursement challenges in connection with the issuance of the Category III CPT code effective July 2013. In addition, net cash used in operating activities increased due to higher than usual write offs and rework of $1.0 million related to our new instrument sets, offset by a decrease in costs of $0.7 million related to legacy instrument sets, higher costs of $0.8 million in support of various clinical and research and development projects, increased costs in sales and marketing of $5.9 million due to anticipated increases in business volumes in connection with the issuance of the Category I CPT code effective January 1, 2015 and increased administrative costs of $3.2 million to meet our growing needs.

Net cash used in operating activities was $14.8 million and $0.6 million for the years ended December 31, 2012 and 2013, respectively. The decrease in the net cash used in operating activities was primarily due to increased sales volumes of $12.0 million during the year ended December 31, 2012 and through the issuance date of the Category III CPT code effective July 2013. The increase in sales was partially offset by increased expenses in all areas to support the growth of the business. The increase in sales volume during the year ended December 31, 2012, led to growth of $4.1 million in accounts receivable balances at December 31, 2012 for which we received payment in 2013. Finally, accounts payable and accrued expenses grew by $4.0 million at December 31, 2013, resulting in lower cash usage for the period.

Cash Used in Investing Activities

Investing activities consisted primarily of changes in capital equipment, which are comprised mostly of instruments sets carried by our sales representatives and used during iFuse procedures.

During the three months ended March 31, 2014, we purchased a net $0.6 million in instrument sets, as compared to $0.4 million in three months ended March 31, 2015.

During the year ended December 31, 2013, we purchased a total of $0.7 million of instrument sets, as compared to the year ended December 31, 2014 when we purchased a total of $2.7 million in instrument sets and spent $0.2 million for facility expansions.

During the year ended December 31, 2012, cash was used for general capital expenditures.

Cash Provided by Financing Activities

Cash provided by financing activities was $0.1 million for the three months ended March 31, 2014 due to proceeds from stock option exercises, compared to $0.4 million received during the three months ended March 31, 2015.

Cash provided by financing activities was $38.1 million for 2014, $8.1 million for 2013, and $4.0 million for 2012. Cash provided by financing activities for 2012 consisted primarily of net proceeds from debt financing of $4.0 million. Cash provided by financing activities for 2013 consisted of net proceeds from debt financing of $8.0 million and $0.1 million from the exercise of common stock options. Cash provided by financing activities for 2014 consisted of net proceeds of $32.9 million from the issuance of Series 6 preferred stock in April 2014 and proceeds of $5.2 million from additional debt financing.

Critical Accounting Policies, Significant Judgments, and Use of Estimates

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. For more detail on our critical accounting policies, see Note 2 to our consolidated financial statements appearing elsewhere in this prospectus.

Revenue Recognition

Our revenue is derived from the sale of our products to medical groups and hospitals through our direct sales force and distributors throughout the United States and Europe.

We recognize revenue when persuasive evidence of an arrangement exists, title and risk of loss has transferred to the customer, the sales price is fixed or determinable, and collectability is reasonably assured. Accordingly, for the majority of product sales where our sales representative delivers the product at the point of implantation at hospitals or other medical facilities, we recognize revenue related to product sales upon delivery of the product and receipt of a purchase agreement or agreement on pricing terms with the customer. For the remaining sales to European distributors, where the product is ordered in advance of implantation and a valid purchase order has been received, we recognize revenue upon the delivery of product and when all other revenue recognition criteria are met.

Stock-based compensation

Stock-based compensation cost is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. We estimate the grant date fair value and the resulting stock-based compensation expense using the Black Scholes option pricing model. The grant date fair value of a stock-based award is recognized as an expense over the requisite service period of the award on a straight-line basis.

We account for stock-based compensation arrangements with non-employees using a fair value approach. The fair value of these options is measured using the Black-Scholes option pricing model reflecting an expected life that is assumed to be the remaining contractual life of the option. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

We recorded total non-cash stock-based compensation expense of $0.5 million and $0.8 million for the years ended December 31, 2013 and 2014, respectively. At December 31, 2014, we had $1.8 million of total unrecognized employee stock-based compensation expense, net of estimated forfeitures, related to stock option grants. This amount will be recognized as expense over a weighted-average period of 2.95 years. We expect to continue to grant stock options in the future, and, to the extent that we do, our actual stock-based compensation expense recognized in future periods will likely increase. The stock-based compensation expense that we recognized in 2014 was increased, and the stock-based compensation expense that we recognized in the first quarter of 2015 and will recognize in each quarter thereafter through 2017 will be increased, as a result of our determination to calculate that expense based on deemed fair values of our common stock that are higher than the exercise prices of certain stock options granted prior to this offering.

The intrinsic value of all outstanding options as of March 31, 2015 was approximately million based on an assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus, of which approximately $         million related to vested options and approximately $         million related to unvested options.

Determining fair value of stock options

We determine the fair value of each grant of stock options using the estimated fair value of our common stock and the assumptions set forth below. Each of these inputs is subjective and generally requires significant judgment.

The fair value of employee stock options was estimated using the following assumptions:

	Year Ended December 31,
	2013	2014
Expected volatility	48% - 53%	44% - 52%
Risk-free interest rate	0.76% -1.89%	1.79% - 2.46%
Dividend yield	—	—
Expected term (in years)	5.96	6.25

Our board of directors intends all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The estimated fair value of our common stock was determined at each valuation date in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our board of directors, with the assistance of management, developed these valuations using significant judgment and taking into account numerous factors, including developments at our company, market conditions and contemporaneous independent third-party valuations as of April 30, 2014, January 30, 2015, and April 30, 2015.

We used a Market Approach in the April 30, 2014 and January 31, 2015 valuations. We used the Option Pricing Model, or OPM backsolve method, in the April 30, 2014 valuation to calculate our implied enterprise value based on the issuance of the preferred stock financing that was completed near the time of the valuations. The enterprise values derived from the approaches discussed above were then allocated to each of our classes of stock using the Option Pricing Method, or OPM, the Probability Weighted Expected Return Method, or PWERM, or the Hybrid Method. The allocation of these enterprise values to each part of our capital structure, including our common stock, was done based on the OPM and the Common Stock Equivalent method for the initial public offering scenarios. OPM treats the rights of the holders of preferred and common shares as equivalent to call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of preferred shares, as well as their rights to participation and conversion. Thus, the estimated value of the common stock can be determined by estimating the value of its portion of each of these call option rights. The OPM backsolve method derives the implied enterprise value of a company from a recent transaction involving the company’s own securities issued on an arms-length basis. Under the PWERM the value is estimated based upon analysis of future values for the enterprise under varying scenarios, probabilities are ascribed to these scenarios based on expected future outcomes. Following the closing of this offering, the fair value of our common stock will be determined based on the closing price of our common stock on the Nasdaq Global Market.

Preferred Stock Warrant Liability

We have issued freestanding warrants to purchase shares of common and preferred stock in connection with the issuance of various debt facilities and debt instruments. We account for these warrants as a liability in our financial statements because the underlying instrument into which the warrants are exercisable contains deemed liquidation provisions that are outside our control.

The warrants were recorded at fair value using the Black-Scholes option pricing model. The warrants are re-measured at each financial reporting period with any changes in fair value being recognized as a component of other income (expense), net in the statements of operations. We will continue to adjust the liability for changes in fair value until the earlier of (i) exercise or expiration of the warrants, or (ii) the completion of an initial public offering, at which time certain preferred stock warrants will be converted into warrants to purchase common stock and the liability will be reclassified to additional paid-in capital, if they qualify for equity classification.

Common Stock Warrants

We account for warrants for shares of common stock as equity in accordance with the accounting guidance for derivatives. The accounting guidance provides a scope exception from classifying and measuring as a financial liability a contract that would otherwise meet the definition of a derivative if the contract is both (i) indexed to the entity’s own stock and (ii) classified in the stockholders’ deficit section of the balance sheet. We determined that the warrants for shares of common stock issued in connection with the debt arrangements are required to be classified in equity. We estimate the fair value of our warrants for shares of common stock by using the Black-Scholes option pricing model. Warrants classified as equity are recorded as additional paid-in capital on the consolidated balance sheet and no further adjustments to their valuation are made.

Income Taxes

We account for income taxes under the liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to affect taxable income. We assess the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

As of December 31, 2014, we had net operating loss carryforwards of approximately $58.3 million and $48.6 million available to reduce future taxable income, if any, for federal and state income tax purposes, respectively. If not utilized, our federal and state net operating loss carryforwards begin to expire in 2029 and 2016, respectively, and valuation allowances have been established, where necessary. We also have research credit carryforwards of approximately $1.2 million and $0.9 million available to reduce future taxable income, if any, for both Federal and California state income tax purposes, respectively. The Federal credits begin to expire in 2031, and the California credits have no expiration date. Realization of these net operating loss and research credit carryforwards could expire unused and be unavailable to reduce future income tax liabilities, which could materially and adversely affect our results of operations.

We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the positions sustainability and is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit may change as new information becomes available.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. We have determined that we have experienced Section 382 ownership changes in fiscal year 2010 and $1.4 million of our NOL carryforwards are subject to limitation.

Off-Balance Sheet Arrangements

Through March 31, 2015 we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Seasonality

Our business is affected by seasonal variations. For instance, we have historically experienced lower sales in the summer months and higher sales in the last quarter of the fiscal year. However, taken as a whole, seasonality does not have a material impact on our financial results.

Inflation

We believe that inflation has not had a material impact on our consolidated statements of operations for the years ended December 31, 2012, 2013, or 2014 or for the three months ended March 31, 2014 and 2015. However, there can be no assurance that future inflation will not have an adverse impact on our consolidated results of operations or financial conditions.

JOBS Act Accounting Election

In April 2012, the Jumpstart Our Business Startups Act of 2012, or JOBS Act, was enacted. Section 107(b) of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period, and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, (i) not being required to provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year in which we have total annual gross revenue of $1.0 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (c) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous six years; or (d) the date on which we are deemed to be a large accelerated filer under the rules of the U.S. Securities and Exchange Commission, or SEC.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to interest rate risks related to our cash, cash equivalents and borrowings. We had cash and cash equivalents of $17.6 million and $10.9 million as of December 31, 2014 and March 31, 2015, respectively, which consist of bank deposits and money market funds. Such interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations in interest income have not been significant.

We have outstanding debt of $15.5 million as of December 31, 2014 and March 31, 2015 with fixed interest rates ranging from 3.75% to 11%. We are exposed to interest rate risk in connection with any future borrowings under our SVB line of credit, which bears interest at a floating rate based on SVB’s prime rate plus 0.75%. For variable rate debt, interest rate changes generally do not affect the fair value of the debt instrument, but do impact future earnings and cash flows, assuming other factors are held constant. In the ordinary course of business, we may enter into contractual arrangements to reduce our exposure to interest rate risks. We do not believe that a 10% change in interest rates would have a significant impact on our consolidated financial statements.

Foreign Currency Exchange Risk

We operate in countries other than the United States, and, therefore, we are exposed to foreign currency risks. Revenue from sales outside of the United States represents approximately 5% of our total revenue. We bill most direct sales outside of the United States in local currencies, which are mostly comprised of the Euro and the British Pound. Operating expenses related to these sales are largely denominated in the same respective currency, thereby limiting our transaction risk exposure. We therefore believe that the risk of a significant impact on our operating income from foreign currency fluctuations is not significant. We do not believe that a 10% change in foreign currency exchange rates would have a significant impact on our net income. We do not currently hedge our exposure to foreign currency exchange rate fluctuations; however, we may choose to hedge our exposure in the future.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09’s effective date will be January 1, 2018. We have not determined the potential effects of this ASU on its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, ASU 2014-15. ASU 2014-15 requires management to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. In doing so, companies will have reduced diversity in the timing and content of footnote disclosures than under today’s guidance. ASU 2014-15 is effective for the first quarter of 2016 with early adoption permitted. We are currently evaluating the impact of adopting ASU 2014-15 on our consolidated financial statements and related disclosures.

In April 2015, the FASB issued ASU No. 2015-03, Interest-Imputation of Interest, or ASU No. 2015-03. ASU No. 2015-03 which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance of debt issuance costs is not affected by the amendments in this update. The standard will be effective for us beginning in the first quarter of 2016 and requires we apply the new guidance on a retrospective basis on adoption. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, or ASU 2015-11. ASU 2015-11 simplifies the guidance on the subsequent measurement of inventory, excluding inventory measured using last-in, first out or the retail inventory method. Under the new standard, in scope inventory should be measured at the lower of cost and net realizable value. The new standard will become effective for us in fiscal year 2017, with early adoption permitted. We are currently evaluating the impact of this standard on our consolidated financial statements.

BUSINESS

Overview

We are a medical device company that has pioneered a proprietary minimally invasive surgical implant system to fuse the sacroiliac joint for treatment of common types of sacroiliac joint disorders that cause lower back pain. We introduced our iFuse Implant System, or iFuse, in 2009 in the United States and in 2010 in certain countries in the European Union. Since 2009, more than 16,500 iFuse procedures have been performed by over 1,000 surgeons, primarily in the United States. Based on our commercial experience and market research, we believe iFuse is currently used in nearly 85% of minimally invasive surgical fusions of the sacroiliac joint in the United States.

The two sacroiliac joints connect the sacral bone at the base of the spine with the two iliac bones of the pelvis, and absorb and transmit shock between the legs and the upper body. Patients with sacroiliac joint dysfunction may experience pain that can be debilitating. We believe that the sacroiliac joint is the last major joint to be addressed by the orthopedic implant industry.

iFuse is the only minimally invasive product for sacroiliac joint fusion commercially available in the United States that, to our knowledge, is supported by published evidence of safety, clinical effectiveness, durability, and economic utility. These benefits are supported by more than 25 published papers, including a prospective, randomized controlled multi-center clinical trial referred to as “INSITE.” Prospective, randomized controlled clinical trials that compare outcomes of surgical to non-surgical management for spine conditions are rare. INSITE six-month follow-up results were published in March 2015 in the International Journal of Spine Surgery, and 12-month follow-up results have been accepted for publication in Neurosurgery. The INSITE results demonstrate that iFuse procedures result in clinically important and statistically significant reduction in sacroiliac joint pain and related disability as well as improvement in quality of life.

Moreover, the improvement in all of these measures after the iFuse procedure was statistically superior to those after non-surgical management. In April 2015, INSITE was awarded the “best overall” paper out of approximately 450 submitted clinical study papers at the International Society for Advancement of Spine Surgery, or ISASS, conference.

The INSITE clinical trial included 148 subjects treated at 19 centers with subjects randomized in a two to one ratio to either immediate sacroiliac joint fusion with iFuse or non-surgical management. The study design allowed subjects in the non-surgical management group to cross over and have surgery after six months, and 79.5% of the non-surgical management group had elected to have the iFuse procedure as of June 30, 2015. The results can be summarized as follows:

•	Reduction in Pain. There is a much greater chance of pain reduction with iFuse as compared to non-surgical management. Subjects surgically treated with iFuse had a mean 52.0-point reduction in sacroiliac joint pain at six months, on the 0-100 Visual Analog Scale, or VAS. By contrast, subjects in the non-surgical management group had only a mean 12.2-point decrease (p<.0001). Pain relief was sustained at 12 months, with a mean 54.2-point reduction from the baseline VAS measurement in the surgical group. The six-month success rates were 81.4% and 26.1% in the iFuse and non-surgical management groups, respectively, where success was defined as reduction in VAS sacroiliac joint pain of at least 20 points in the absence of serious device-related or neurologic adverse events and absence of surgical revision. In addition, the non-surgical management group subjects who elected after six months to cross over to have the iFuse procedure had pain reduction similar to that seen in subjects originally assigned to sacroiliac joint fusion with iFuse. Twelve-month success rates were 81.5% and 12.5% in the iFuse and non-surgical management groups, respectively.

•	Reduction in Disability. There is a much greater chance of reduction in disability with iFuse as compared to non-surgical management. Subjects surgically treated with iFuse had a mean 27.4-point reduction in disability at six months, on the 0-100 Oswestry Disability Index, or ODI, while subjects in the non-surgical management group had only a mean 4.6-point decrease (p<.0001). At 12 months, the iFuse group had a mean 29.4-point reduction in ODI. At six months, the proportion of subjects with ODI improvements of at least 15 points was 72.5% and 13.0% in the iFuse and non-surgical management groups, respectively (p<.0001). In addition, the subjects who elected after six months to cross over to have the iFuse procedure had similar reduction in disability as the subjects originally assigned to sacroiliac joint fusion with iFuse. At 12 months, the proportion with an ODI improvement of at least 15 points was 72.4% and 10.0% in the iFuse and non-surgical management groups, respectively (p<.0001).

We have also demonstrated the long-term durability of pain relief resulting from treatment with iFuse in several other published studies. A study published in the Open Orthopedics Journal in 2014 showed that pain relief observed at 12 months was maintained for five years. Similar results with four and one-half year follow-up were published in the Journal of Spine in 2014. Moreover, the cumulative four-year revision rate with iFuse, an important clinical outcome, is approximately 3.5%, or one-third of the reported revision rate of lumbar (lower back) fusion.

Market

Over 30 million Americans experience lower back pain at any given time, according to The New England Journal of Medicine. Published clinical studies have shown that 15 to 30 percent of all lower back pain is associated with the sacroiliac joint. Based on our surveys of surgeons that have performed the iFuse procedure, we believe that up to 50 percent of patients who present with sacroiliac joint pain to a trained surgeon or pain doctor are candidates for a surgical procedure. Our experience in both clinical trials and the commercial setting indicates that iFuse could be beneficial to at least 30 percent of these patients who visit these trained healthcare providers and are screened for exclusion and inclusion criteria. Based on this analysis, we believe that the potential market for iFuse in the United States is up to 675,000 patients annually.

Studies have also stated that the disability from disease of the sacroiliac joint is comparable with a number of serious orthopedic conditions (for example, knee and hip osteoarthritis, spinal stenosis and degenerative disc disease), all of which have surgical solutions where an implant is used and a significant market exists. For example, there are a large number of lumbar fusions to treat lower back pain in the United States.

Frequently, sacroiliac joint patients have experienced one of the following events that have caused disruption or degeneration of the sacroiliac joint: falls, previous lumbar surgery, automobile accidents, and/or pregnancies. Approximately 65% of people who suffer from sacroiliac pain are women. In the United States, iFuse is intended for sacroiliac joint fusion for conditions including sacroiliac joint dysfunction that is a direct result of sacroiliac joint disruption and degenerative sacroiliitis. This includes conditions whose symptoms began during pregnancy or in the peripartum period and have persisted postpartum for more than six months. In all other countries where iFuse is available commercially, the system is indicated for sacroiliac joint fusion.

Company History

SI-BONE was founded in 2008 by our Chief Medical Officer, orthopedist Mark A. Reiley, M.D., our Chief Executive Officer, Jeffrey W. Dunn, and orthopedic surgeon Leonard Rudolf, M.D. Dr. Reiley previously invented balloon kyphoplasty and founded Kyphon Inc., which was sold to Medtronic plc in 2007. He also invented the INBONE total ankle replacement system, which was sold to Wright Medical Technology, Inc. in 2008.

As of June 30, 2015, we had 194 employees, including a direct field sales organization of 77 in the United States and six in Europe. In the United States, we sell primarily through our direct field organization, and we have a small number of third-party distributors. As of June 30, 2015, throughout the world we had 19 issued patents, of which 18 were in the United States, and 74 pending patents, of which 28 were in the United States. These patents and applications cover various aspects of the iFuse procedure, implants and instruments. For the year ended December 31, 2014 and the three months ended March 31, 2015, we generated revenue of $40.1 million and $10.3 million, respectively, and our net loss was $27.8 million and $7.6 million, respectively.

Diagnosis

It is often difficult to identify the source of lower back pain. As a result, some surgical procedures performed on the spine have a sub-optimal success rate. For example, published studies of lumbar spine fusion have shown success rates of only approximately 60%. Unsuccessful spine surgery may result in failed back surgery syndrome, which has been shown to result in high healthcare costs with poor overall relief of pain. We believe low success rates of lumbar fusion are likely related to failure, in some cases, to diagnose the sacroiliac joint as the correct cause of pain.

In addition to training surgeons to perform the iFuse procedure, we have made considerable investments in teaching healthcare professionals to accurately diagnose sacroiliac joint disorders. We provide instruction and training on how to perform provocative maneuvers in a physician’s office that can reveal the sacroiliac joint as the source of pain. If provocative tests are positive, surgeons can then confirm that the pain derives from the sacroiliac joint by injecting a small amount of local anesthetic into the joint under fluoroscopic guidance. If the local anesthetic produces immediate pain reduction, it confirms that the sacroiliac joint is the source of the pain. In addition to the differentiated characteristics of our iFuse procedure and implants, we believe that more accurate diagnosis is part of the reason for the high success rate of iFuse. As is customary in the orthopedic implant industry, a member of our team is typically present in the operating suite during surgery to provide technical assistance for the use of iFuse.

Surgical Treatment of Sacroiliac Joint Disease

Patients with sacroiliac joint dysfunction frequently experience significant pain simply from sitting, standing, or rolling over in bed. The pain can be exacerbated with activity. When a patient walks or runs, for example, the shock from each step is transmitted up the leg to the iliac bones of the pelvis. This results in small movements of the sacroiliac joints and pressure transferred across the joints. The initial goal in fusion of the sacroiliac joint is to immediately stabilize the joint because the movement of the damaged or arthritic joint is believed to cause the pain. After the joint has been stabilized, the goal is to have permanent fusion of the joint occur over time through biological fixation.

Surgical fusion of the sacroiliac joint was first reported in the 1920s using an open surgical technique. However, as summarized in the table below, the open procedure is extremely invasive with substantial pain and long recovery time, when compared to the minimally invasive iFuse procedure.

Open surgery for elective sacroiliac joint fusion has become less common in the United States since we introduced iFuse. The table below highlights some of the key differences between the iFuse procedure and open surgery.

	Fusion with Open Surgery	Minimally Invasive iFuse Procedure
Size of incision	6 to 12 inches	1 to 2 inches
Average hospital stay	5.1 nights	1.3 nights
Average blood loss	800 ml	33 ml
Surgeries performed annually in the United States	Fewer than 400 in 2008	Approximately 4,000 in 2014

Due to its morbidity and infrequent use, the open fusion procedure was rarely taught in medical school or residency programs. Prior to our launch of iFuse, most spine surgeons had never performed a sacroiliac joint fusion. As a result, when patients presented with lower back pain, spine surgeons often did not include a sacroiliac joint evaluation in their diagnostic work-up.

Non-Surgical Treatment of Sacroiliac Joint Disease

Although a number of non-surgical treatments exist for sacroiliac joint pain, they did not provide the level of pain or disability relief seen with the iFuse procedure for the patients participating in the INSITE study.

•	Medical therapy, including opiates and non-steroidal anti-inflammatory medications.

•	Physical Therapy, which can involve exercises as well as massage.

•	Intra-articular injections of steroid medications, which are typically performed by physicians who specialize in pain treatment or anesthesia.

•	Radiofrequency ablation, or the cauterizing, of the lateral branches of the sacral nerve roots.

Our Solution—iFuse

Our iFuse system is designed to address the shortcomings of alternative treatments, including open surgery, non-surgical management, and screw-based procedures. As shown below, iFuse implants are triangular, made of titanium and coated with a porous surface using a titanium plasma spray process. Each iFuse implant is at least three times the strength of an eight millimeter cannulated screw and the large porous surface area allows fixation of the bone to the implants.

In the iFuse procedure, which is performed under general anesthesia, the surgeon makes an incision approximately one to two inches in length. Using a custom instrument set we provide, the surgeon prepares a triangular channel across the sacroiliac joint for each implant. An iFuse implant is then pressed into a triangular channel. The channel in the bone is slightly smaller than the implant, creating what is known as an interference fit. The triangular shape of our implants prevents them from rotating. The iFuse implants have more than 30 times the rotation resistance of screws. We have been issued patents on rectilinear implants, which include all shapes with cross-sections that are not round, including the triangular shape we use for iFuse. We also have been issued patents for, among other things, the method of placing those implants for applications across the sacroiliac joint as well as other parts of the spine and pelvis.

By contrast, open fusion of the sacroiliac joint as well as the minimally invasive solutions offered by other companies typically use screws and/or plates for fixation. When placed across the sacroiliac joint, standard orthopedic screws, with no features to allow biologic fixation, have demonstrated a high percentage of loosening over time. We are unaware of any data to show that our competitors’ sacroiliac joint screws, with features allowing biologic fixation, have a lower rate of loosening than standard orthopedic screws. In addition, placement of plates for open fusion procedures typically requires larger incisions and more invasive dissection, which results in longer recovery times and increased morbidity. Because of the triangular shape, porous coating, strength, and other differentiating factors, we believe that our published clinical data does not apply to other minimally invasive solutions, for which no evidence of safety, clinical effectiveness, durability, and economic utility has been published.

Our implants cross the sacroiliac joint and provide stability, which is why we believe pain diminishes soon after the iFuse procedure. Typically, surgeons recommend protected weight-bearing for three weeks. However, post-operative instructions are patient-specific and some patients are allowed to perform weight-bearing activities sooner. Follow-up studies have shown bony bridging across the sacroiliac joint five years after the iFuse procedure.

Three implants are used in most iFuse procedures. Each implant bridges across the joint from the iliac bone to the sacrum. Placing each implant requires four basic steps:

•	Pin. The surgeon inserts a guide pin through the iliac bone, across the sacroiliac joint and into the sacrum.

•	Drill. Surgeons drill over the guide pin, through the iliac bone, across the sacroiliac joint and just into the sacrum. This step is optional if using the sharp-tip broach.

•	Broach. The surgeon impacts a triangular broach over the pin which prepares a triangular channel that is slightly smaller than the iFuse implant.

•	Implant. The surgeon impacts the implant into the triangular channel thereby spanning the sacroiliac joint and docking in the sacrum. The channel is slightly smaller than the implant, which produces an interference fit.

iFuse is a cannulated system, which means that the drill, broach and implants have hollow channels which fit over the pin for guidance purposes. As is typical across the orthopedic implant industry, a member of our team is normally present in the operating suite during surgery as a technical resource for the use of iFuse.

We currently offer three custom instrument sets for placement of iFuse implants in the body. The standard set is comprised of largely stainless steel materials; the XL (Extra Long) set is the same as the standard set but most instruments are elongated by three inches for treatment of larger patients; and the radiolucent set is comprised of instruments made with more radiolucent materials, such as PEEK and aluminum to improve visualization under fluoroscopy during an iFuse procedure.

Our Strategy

Our objective is to maintain and enhance our leadership position in providing clinically proven products and training for minimally invasive sacroiliac joint fusion and provide relief for as many patients as possible. To accomplish this objective, we intend to:

•	Continue to educate physicians, payors, and patients globally about the growing body of compelling evidence supporting the safety and clinical effectiveness of our iFuse procedure;

•	Increase reimbursement coverage based on our evidence of safety and clinical effectiveness;

•	Continue to invest in iFuse awareness, surgeon training, new products, and additional clinical and economic studies;

•	Educate and train the healthcare community on the prevalence, anatomy, diagnosis, and treatment options including minimally invasive surgical fusion of the sacroiliac joint;

•	Expand our direct field organization in the United States and select European countries to drive adoption of our iFuse products;

•	Maintain our technological leadership by investing in the creation of new or improved products for sacroiliac joint surgery and obtain domestic and international regulatory clearance to market them in the United States and additional countries; and

•	Continue to grow and defend our existing intellectual property portfolio.

Our Published Studies

iFuse is the only minimally invasive product for sacroiliac joint fusion commercially available in the United States that, to our knowledge, is supported by published evidence of safety, clinical effectiveness, durability, and economic utility. These benefits are supported by more than 25 published papers, including a randomized controlled clinical trial referred to as “INSITE” and a prospective multi-center clinical study referred to as “SIFI.” INSITE six-month follow-up results were published in March 2015 in the International Journal of Spine Surgery, and 12-month follow-up results have been accepted for publication by Neurosurgery. SIFI six-month follow-up results were published in Medical Devices—Evidence and Research in December 2013, and 12-month follow-up results have been accepted for publication by the Global Spine Journal. These results demonstrate clinically important and statistically significant improvement for sacroiliac joint pain, disability due to lower back pain, quality of life, and patient satisfaction. Moreover, the level of published evidence supporting the safety and effectiveness of sacroiliac joint fusion using iFuse is high. The published studies described below were supported financially by SI-BONE. The INSITE study was awarded the Leon L. Wiltse Award for Best Overall Paper (out of approximately 450 submitted abstracts) by the ISASS meeting program committee.

In the United States, iFuse is intended for sacroiliac joint fusion for conditions including sacroiliac joint dysfunction that is a direct result of sacroiliac joint disruption and degenerative sacroiliitis. This includes conditions whose symptoms began during pregnancy or in the peripartum period and have persisted postpartum for more than six months. In all other countries where iFuse is available commercially, the system is indicated for sacroiliac joint fusion. The published studies summarized below include clinical outcome information. We have not yet cleared claims for use of iFuse to reduce pain, reduce disability, improve quality of life, or other clinical outcome claims without reference to published papers.

Statistical significance in the studies is denoted by p-values in the explanations below for both pain and disability analysis. The p-value is the probability that the results observed are due to chance alone (i.e., a p-value <0.0001 for reduction in pain means that there is a less than a 0.01% chance that the demonstrated reduction in pain for subjects surgically treated with iFuse in relation to the non-surgical management group was purely due to chance).

INSITE Study Design

INSITE enrollment took place between January 2013 and May 2014 at 19 sites in the United States. Adults between 21 and 70 years old were eligible to participate if they had a confirmed diagnosis of sacroiliac dysfunction due to degenerative sacroiliitis and/or sacroiliac joint disruption. Diagnosis was based on the subject’s history, provocative tests performed in the surgeon’s office, and at least a 50% decrease in sacroiliac joint pain 30 to 60 minutes after local anesthetic was injected into the joint under image guidance. Eligibility required a sacroiliac VAS pain score of at least 50, where zero represents no pain and 100 represents worst imaginable pain, as well as a baseline ODI score of at least 30, which has a scale of 0-100, where zero represents no disability and scores greater than 80 represent very severe disability.

Exclusion criteria included inability to diagnose pain related to the sacroiliac joint, sacroiliac joint pain due to inflammatory conditions, severe back pain deemed to be due primarily to other causes, history of recent major trauma to the pelvis, metabolic bone disease, or any condition that made treatment with the study devices infeasible or interfered with the ability to participate in physical therapy. Subjects involved in litigation, on disability leave, or receiving workers’ compensation related to their back or sacroiliac joint pain were also excluded. Subjects were randomly assigned to sacroiliac joint fusion or non-surgical management in a two to one ratio. After six months of follow-up, subjects could elect to receive sacroiliac joint fusion surgery using iFuse. All of the subjects who were randomized to non-surgical management completed six months of follow up before electing to crossover to surgery.

Subjects assigned to non-surgical management began non-surgical management immediately. Non-surgical management consisted of four components: 1) management of pain with medication, including narcotics; 2) physical therapy; 3) steroid injections in the sacroiliac joint; and 4) radiofrequency ablation of local nerves. Physical therapy followed American Physical Therapy Association, or APTA, guidelines. Not all non-surgical management interventions were provided to all non-surgical management subjects. Non-surgical management interventions were provided serially, typically in order of increasing invasiveness, according to individual needs.

Baseline assessments included medical history and physical examination. Subjects were scheduled for follow-up at one, three, six, 12, 18, and 24 months after enrollment. At each follow-up, the subjects evaluated their pain and disability by completing questionnaires to assess pain and disability. The basic design of the study is represented in the figure below:

A high-resolution pelvic CT scan is planned at the 24-month follow up for those subjects randomized to and treated with iFuse. The purpose of the CT scan is to judge the adherence of bone onto the implants on both the sacral and iliac sides of the sacroiliac joint and to determine whether there is bone bridging across the joint.

The study required that subjects receive only the assigned treatment to month six. After six months, the study allowed subjects assigned to non-surgical treatment to cross over to surgery. Cross over was allowed because the anticipated success rate for non-surgical management was low, and many subjects would not have participated without the ability to cross over to surgical care within the study. One-hundred percent of subjects who crossed over to iFuse in the study did so after their six-month visit was complete in compliance with the design of the study. Nearly 80% (35 of 44) non-surgical management subjects still participating crossed over to surgical care after six months. All subjects who crossed over had sacroiliac joint fusion using iFuse and were subsequently evaluated with follow-up visits.

The primary endpoint was a composite success or failure endpoint. Success was defined as reduction from baseline VAS sacroiliac joint pain by at least 20 points, absence of device-related serious adverse events, absence of neurological worsening related to the sacral spine, and absence of surgical re-intervention (removal, revision, reoperation, or supplemental fixation) for sacroiliac joint pain. Secondary endpoints included improvement from baseline in VAS, ODI, as well as treatment satisfaction and other criteria. Other important measures included quality of life assessments.

In the study, 442 subjects at 19 centers were screened for participation, of whom 148 were enrolled and treated. Mean subject age was 51 years and 18 (12%) were 65 years of age or older. Most subjects (94.6%) were Caucasian and approximately two-thirds were female.

Enrolled subjects were highly debilitated by sacroiliac joint pain as indicated by high baseline VAS scores (mean 82.3) and ODI scores (mean 56.8). Nineteen percent were not working due to chronic pain. The duration of pain prior to enrollment averaged 6.4 years (range 0.5 to 40.7 years), and 87.2% had had pain for more than one year and 73.6% had pain for more than two years.

Trial subjects had previously undergone sacroiliac-specific physical therapy (72.3% of subjects), sacroiliac steroid injections (85.8%) and radiofrequency ablation of the sacroiliac joint (16.2%). Approximately two-thirds were taking opioid pain medications at baseline and all reported that multiple activities commonly caused or worsened their sacroiliac joint pain.

Follow-up was excellent with 97.9% having a six-month study visit and 93.2% having a 12-month visit.

All subjects assigned to sacroiliac joint fusion underwent the procedure. Of the subjects assigned to surgery, 76 had the iFuse procedure on one sacroiliac joint, while 26 had the procedure done on both sacroiliac joints. Mean procedure time was 45 minutes (range 14 to 140 minutes). Mean estimated blood loss was 33 ml (range 0.5 to 250 ml). Three implants were used in 91.2% of cases and most implants were seven millimeters in diameter. The hospital length of stay ranged from zero to seven days, and 97.1% were discharged in two days or less.

Of the 46 subjects assigned to non-surgical management:

•	All but one received physical therapy during the six months after treatment assignment;

•	73.9% underwent at least one steroid injection;

•	45.7% underwent radiofrequency ablation of the sacroiliac joint; and

•	87.0% underwent at least two types of non-surgical management treatments in addition to pain medications.

The above data suggests that the intensity of non-surgical management interventions was high and representative of that provided in standard clinical practice.

INSITE Results

INSITE results can be summarized as follows.

•	Reduction in Pain. There is a much greater chance of pain reduction with iFuse as compared to non-surgical management. As shown in the graph below, subjects surgically treated with iFuse had a mean 52.0-point VAS reduction in sacroiliac joint pain at six months. By contrast, subjects in the non-surgical management group had only a mean 12.2-point decrease (p<.0001). Pain relief was sustained at 12 months, with a mean 54.2-point reduction from the baseline VAS measurement in the surgical group. The six-month success rates were 81.4% and 26.1% in the iFuse and non-surgical management groups, respectively, where success was defined as reduction in VAS sacroiliac joint pain of at least 20 points in the absence of serious device-related or neurologic adverse events and absence of surgical revision. Twelve-month success rates were 81.5% and 12.5% in the iFuse and non-surgical management groups, respectively.

Subjects who elected not to cross over to surgery had reduced pain at six months, but their pain worsened somewhat over time. In contrast, the non-surgical management group subjects who elected to cross over to have the iFuse procedure had pain reduction similar to that seen in subjects originally assigned to sacroiliac joint fusion with iFuse. These clinically important differences show the effectiveness of sacroiliac joint fusion with iFuse.

•	Reduction in Disability. There is a much greater chance of reduction in disability with iFuse as compared to non-surgical management. As shown in the graph below, subjects surgically treated with iFuse had a mean 27.4-point ODI reduction in disability at six months, while subjects in the non-surgical management group had only a mean 4.6-point decrease (p<.0001). At 12 months, the iFuse group had a mean 29.4-point reduction in disability. At six months, the proportion of subjects with ODI improvements of at least 15 points was 72.5% and 13.0% in the iFuse and non-surgical management groups, respectively. At 12 months, the proportion with an improvement of at least 15 points due to the assigned treatment was 72.4% and 10.0% in the iFuse and non-surgical management groups, respectively (p<.0001).

As shown in the figure below, the subjects who elected after six months to cross over to have the iFuse procedure had similar reduction in disability as the subjects originally assigned to sacroiliac joint fusion with iFuse. These clinically important differences show the effectiveness of sacroiliac joint fusion with iFuse.

Patient Satisfaction

Patient satisfaction was assessed by asking subjects whether they were very satisfied, somewhat satisfied, somewhat dissatisfied or very dissatisfied with the treatment received. At six months, 77.2% of subjects who had received iFuse procedure were very satisfied, compared with 27.3% of subjects in the non-surgical management group. At six months, 79.2% of surgery subjects said they would definitely have the procedure again. These results are consistent with the satisfaction results from other studies, covering approximately 500 subjects.

Adverse Events

During the first six months, the mean number of adverse events per subject was slightly higher in the surgery group (1.3 events) as compared to the non-surgical management group (1.1 events, p=0.3063). The most common adverse event related to our implant was leg pain resulting from misplacement. The most common adverse event for our implant procedure has been minor wound infections. None of these adverse events required surgical treatment. The following table shows the number and percentages of subjects who had adverse events related to the iFuse device and the iFuse procedure.

	Non-Surgical Management (n=46)		Sacroiliac Joint Fusion (n=102)
Category	N (%*)		N (%)
Related to iFuse implant
Definitely related	—		2 (2.0%	)
Probably related	—		1 (1.0%	)
Total	—		3 (2.9%	)
Related to non-surgical management or iFuse procedure**	3 (6.5%	)	6 (5.9%	)
Definitely related	1 (2.2%	)	10 (9.8%	)
Probably related	4 (8.7%	)	16 (15.7%	)
Total

*	Percent reported as number of events divided by number assigned to treatment.
**	Events from first 180 days shown.

In summary, we believe the INSITE study, a randomized, controlled clinical trial, provided substantial evidence of the clinically important and statistically significant effectiveness of sacroiliac joint fusion using iFuse compared with non-surgical management. Further, we believe that the fact that subjects who crossed over responded nearly as well as those who were originally assigned to the iFuse group adds significantly to the trial’s validity and importance.

SIFI Clinical Trial

Sacroiliac Joint Fusion with iFuse Implant System, or SIFI, was a prospective, multicenter single-arm clinical trial. Eligibility criteria and endpoints were similar to INSITE. All of the 172 enrolled subjects received the iFuse procedure at 26 sites between August 2012 and December 2013. All enrolled subjects were included in statistical analysis. Mean subject age was 51 years and 96.5% subjects were Caucasian and approximately 70% were female. Of the participants, 98.3% had six-month follow-up and 91.3% had 12-month follow-up.

Baseline sacroiliac pain and disability scores were high. The mean baseline VAS score was 79.8, while the mean baseline ODI score was 55.2. The mean duration of pain prior to enrollment was five years (range 0.4 to 41 years), and 84.3% had had pain for more than one year and 64.5% had had pain for more than two years.

Seventy-six percent were taking opioid pain medications at baseline and all reported that multiple activities commonly caused their sacroiliac joint pain. Many subjects (44.2%) had a history of prior lumbar fusion, and concomitant spine disease was common. Sacroiliac joint pain persisted despite prior treatments with physical therapy (64.5% of subjects), sacroiliac joint steroid injections (94.2%) and prior radiofrequency ablation of the joint (15.7%).

Hospital length of stay ranged from zero to seven days, and 95.3% were discharged in two days or less. Prolonged hospital stays were related to subject comorbidities, not procedure-related adverse events.

The figure below shows the VAS pain scores at baseline and during the study. The results show clinically important reduction in pain across the subject population.

The figure below shows the ODI scores at baseline and during the study. The results show clinically important reduction in disability across the subject population.

At six and 12 months, 93.5% and 87.3% of subjects, respectively, were somewhat or very satisfied with the iFuse procedure. Similarly, 92.3% and 91.1% of subjects stated at six and 12 months that they might or would definitely have the procedure again.

Five adverse events (2.9% of subjects) were categorized as probably or definitely related to the study implant. In two cases, subjects experienced implant-related nerve root irritation post-operatively, which in both cases resolved with repositioning of the involved implant. One subject had buttock pain attributed to bone growth around the proximal end of the implants. One subject had persistent sacroiliac joint pain after a fall associated with a misstep, and a CT scan of the subject’s treated sacroiliac joint showed that the second and third implants were not across the joint. This subject eventually underwent revision surgery which resulted in substantial pain improvement. In the fifth case, mild (2 out of 10) buttock pain starting at post-operative day 182 was attributed to the device.

Twenty-one adverse events (12.2% of subjects) were categorized as probably or definitely related to the implant procedure. Notable events include five cases of wound redness or drainage (four of which resolved with antibiotic treatment and one treated with surgical debridement), two cases of radiculopathy related to implant malposition, which is described above, one case of hemorrhage due to an injured gluteal artery, and one case of pain resulting from both a fall and inadequate device placement, which case is described above. The remaining events were related to anesthesia or post-operative recovery only.

iMIA European Clinical Trial

iMIA is a second prospective randomized clinical trial of iFuse for sacroiliac joint fusion compared to non-surgical management with a design very similar to that of INSITE. iMIA is fully-enrolled with 109 subjects at nine sites in four European countries. The trial’s preliminary unverified results appear to be similar to those of INSITE and are expected to be published in 2016.

Additional Published Clinical Studies

We have demonstrated the long-term durability of pain relief resulting from treatment with iFuse in several other published studies. A study published in the Open Orthopedics Journal in 2014 showed that significant clinical pain relief observed at 12 months was maintained for five years. Similar results with four and one-half year follow-up were published in the Journal of Spine in 2014.

To date, several studies not sponsored by SI-BONE have been published on the safety and effectiveness of sacroiliac joint fusion using iFuse. These are prospective or retrospective, single site or multi-site, and U.S.- or Europe-based. These clinical studies demonstrate the iFuse procedure to be safe and effective. These studies demonstrate pain reduction and/or ODI improvement that is statistically significant and clinically important. The type and rate of reported adverse events were similar to those reported in INSITE and SIFI. These additional studies are consistent with the results of INSITE and SIFI. All of the iFuse studies have been summarized in a systematic review or meta-analysis that was published in the International Journal of Spine Surgery in July 2015.

Eleven clinical studies used the VAS pain scale, and their results are summarized below.

In addition, a number of economic publications, including in Clinicoeconomics and Outcomes Research in 2013 and 2014, demonstrate that iFuse provides a cost savings to the healthcare system for non-surgical management over time.

Reimbursement

In the United States, the primary purchasers of iFuse products are inpatient and outpatient healthcare facilities. These purchasers bill various third-party payors such as Medicare, Medicaid, private commercial insurance companies, health maintenance organizations, accountable care organizations, or ACOs, and other healthcare-related organizations, to cover all or a portion of the costs and fees associated with iFuse, and bill patients for any applicable deductibles or co-payments.

Medicare reimbursement rates for the iFuse procedure vary due to geographic location, the nature of facility in which the procedure is performed and other factors. Although private payor coverage policies and reimbursement rates tend to vary, the Medicare program is commonly used as a model for how private payors and other governmental payors develop their coverage and reimbursement policies for healthcare items and services, including iFuse procedures.

In the United States, the American Medical Association, or AMA, generally assigns specific billing codes for surgical procedures under a coding system known as Current Procedure Terminology, or CPT, which we and our customers must use to bill and receive reimbursement for our iFuse procedure. Once the CPT code is established, the Centers for Medicare & Medicaid Services, or CMS, establishes payment levels and coverage rules under Medicare while private payors establish rates and coverage rules independently.

Prior to our launch of iFuse, Medicare and most private insurance companies reimbursed surgeons for sacroiliac joint fusions using either an established Category I CPT code or an unlisted code. A Category I CPT code is typically assigned to procedures that are consistent with contemporary medical practice and are widely performed. Procedures with a longstanding Category I CPT code are usually reimbursed.

However, effective July 1, 2013, the AMA’s CPT Editorial Panel created a new Category III CPT code for fusion of the sacroiliac joint using a minimally invasive or percutaneous approach. Category III CPT codes are used for new and emerging technologies and are reimbursed sporadically. This new code functionally redefined coding for sacroiliac joint fusions because it meant that minimally invasive or percutaneous fusion procedures should not be billed using the general Category I CPT code for sacroiliac fusion surgery. Due to this coding change, which was accompanied by the establishment of a Medicare hospital outpatient rate for the new code, the number of minimally invasive sacroiliac joint fusions, including those performed with iFuse, decreased significantly.

Following the creation of the new Category III code, a number of papers demonstrating the clinical success of the iFuse procedure were published. These studies, along with the support of several professional societies and surgeons resulted in the AMA CPT Editorial Panel establishing a new Category I CPT code specifically for sacroiliac joint fusion surgery using a minimally invasive or percutaneous approach. This new Category I CPT code became effective on January 1, 2015.

Subsequently, in March 2015, our INSITE prospective randomized controlled clinical trial was published. In June 2015, the largest spine society in the world, the North American Spine Society, or NASS, published a positive coverage recommendation document, based on the clinical evidence, advocating to insurance companies and Medicare Administrative Contractors, or MACs, that sacroiliac joint fusion using a minimally invasive surgical approach should be routinely reimbursed. ISASS has also recently published a similar positive advocacy document intended to encourage insurance companies in the United States to reimburse for the procedure.

However, the establishment of the new Category I CPT code does not automatically prompt Medicare or other payors to cover the iFuse procedure. Coverage decisions for this code are made independently by each of the private insurance companies and the eight MACs, and the process of obtaining coverage is not immediate. We believe that the combination of the new Category I CPT code, the data from the INSITE clinical trial, and the support from leading professional societies will begin to convince additional MACs and private payors to cover minimally invasive fusion of the sacroiliac joint, including the iFuse procedure, and allow us to begin increasing the number of procedures and growing revenue in 2016. As of June 30, 2015, four of the eight MACs had announced that they were covering the iFuse procedure. The other four MACs are in the decision making process.

Private payors also decide whether to cover and how much to pay on an individual basis. Currently, four of the largest 48 private payors are covering the procedure regularly on a case-by-case basis. The remaining 44 are not yet covering but are in the decision making process. The MACs and private insurance companies covering the procedure, on a case-by-case basis, represent approximately 100 million covered lives, while MACs and private insurance companies representing approximately 200 million covered lives are not covering and are in the decision making process.

Outside the United States, reimbursement levels vary significantly by country, and by region within some countries. Reimbursement is obtained from a variety of sources, including government-sponsored and private health insurance plans, and combinations of both. Some countries will require us to gather additional clinical data before recognizing and granting broader coverage and reimbursement for our products. It is our intent to complete the requisite clinical studies and obtain coverage and reimbursement approval beyond what we have today in countries where it makes economic sense to do so.

Third-party payors, whether foreign or domestic, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, in the United States, no uniform policy of coverage and reimbursement for medical device products and services exists among third-party payors. Therefore, coverage and reimbursement for medical device products and services can differ significantly from payor to payor. In addition, payors continually review new technologies for possible coverage and can, without notice, deny coverage for these new products and procedures. As a result, the coverage determination process is often a time-consuming and costly process that requires us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained, or maintained if obtained.

In addition to uncertainties surrounding coverage policies, there are periodic changes to reimbursement. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes annual updates to payments to physicians, hospitals, and ambulatory surgery centers for procedures during which our products are used. An example of payment updates is the Medicare program’s updates to hospital and physician payments, which are done on an annual basis using a prescribed statutory formula.

Some MACs and third-party payors, including Aetna, Cigna, and some Blue Cross Blue Shield plans, still consider iFuse to be experimental or investigational. However, many of these coverage policies predate the establishment of the Category I CPT code in January of 2015 and the publication of INSITE in March of 2015, as well as the positive coverage recommendations to all Medicare contractors and private insurance companies in the United States issued by the NASS and ISASS. Below are a series of charts which detail the recent progress that has been made regarding covered lives relating to the iFuse procedure.

Medicare. There are eight MACs that determine whether a procedure is covered in the United States. The charts below show the progress we have recently made in obtaining coverage from four of the eight MACs. In the charts, black indicates no coverage, while gray indicates coverage.

Private Payors. Private payors also decide whether to cover and how much to pay on an individual basis. The largest 48 private payors cover about 200 million lives in the United States. At this time four large private payors are covering the procedure regularly on a case-by-case basis, while 44 do not cover the procedure. In most cases, the payors who are not covering are re-evaluating coverage based on the new Category I CPT code, the INSITE study and other clinical evidence, and the recommendations of the NASS and the ISASS. Many payors will only review their coverage policies for a particular procedure on a scheduled basis, which can be every few months or as infrequently as once per year.

As of December 31, 2014, the table below shows the ten largest private payors in the United States, their approximate number of covered lives, and the status regarding reimbursement coverage:

Rank	Health Plan	Enrollment	Coverage Status
1	United Healthcare	45 million	Case-by-case coverage
2	Anthem (WellPoint)	38 million	Non-coverage
3	Aetna	22 million	Non-coverage
4	Health Care Service Corporation	15 million	Non-coverage
5	Cigna	14 million	Non-coverage
6	Humana	10 million	Non-coverage
7	Kaiser	10 million	Case-by-case coverage*
8	Health Net	5 million	Non-coverage
9	Highmark BCBS	5 million	Non-coverage
10	Independence BC	4 million	Non-coverage

*	For plans representing approximately 8 million covered lives.

The figure below shows the coverage progress for minimally invasive sacroiliac joint fusions made by Medicare, Medicaid, and private payors since December 2014:

Cumulative Covered Lives (millions)

(Includes Medicare, Medicaid, and Commercial Lives)

While we believe the increased coverage described above will have a positive effect on the number of iFuse procedures and our associated SI-BONE revenue in the future, the effect likely will happen with a lag time: after a positive coverage decision is made. A number of months may pass before it impacts the number of procedures and associated revenue, since the surgeons have to be made aware of the coverage decision, schedule re-examine patients who were candidates for surgery and subsequently schedule surgeries for the patients who are still candidates.

Medical Affairs and Education

We have created a medical affairs team that focuses both internally and externally. Internally, specialized medical knowledge, and practical experience with iFuse are used to help train our sales, marketing, quality, reimbursement, clinical, regulatory, engineering, and product development teams. This same specialized medical knowledge and practical experience allow us to create and execute a wide variety of programs to train the relevant external medical community to assist them in identifying and diagnosing patients with sacroiliac joint dysfunction and to perform the iFuse procedure. The medical affairs team is led by a board certified fellowship trained orthopedic spine surgeon. As of June 30, 2015, our faculty consisted of 38 surgeons, 14 pain management physicians, six nurse practitioners/physician’s assistants, and 41 physical therapists. These third-party consultants educate surgeons, physician’s assistants, nurses, physical therapists, and other healthcare professionals regarding sacroiliac joint diagnosis and the iFuse procedure.

Our surgeon training programs are for orthopedic spine surgeons, neurosurgeons, general orthopedic surgeons, and orthopedic trauma surgeons. We also have a large number of educational programs for the broader medical community including primary care physicians and other healthcare practitioners that may manage a sacroiliac joint patient non-surgically such as physical therapists, pain management physicians, and chiropractors. We work to educate case managers, facilities where the iFuse procedure is performed such as hospitals, as well as payors and health plans. For example, as of June 30, 2015, we have trained over 786 case managers across the United States. Case managers help patients navigate the healthcare system so that they receive the appropriate treatment. In addition to the continuing education program for case managers, we have created continuing education programs for physical therapists and chiropractors. As of June 30, 2015, our physical therapy continuing education programs were approved in 31 states. These programs include instruction on the diagnosis and non-surgical treatment of sacroiliac joint dysfunction due to degenerative sacroiliitis and sacroiliac joint disruptions. Our medical affairs programs focus on working with leading spine surgeons to educate other surgeons on the differential diagnosis of sacroiliac joint disorders and the use of iFuse. We also work closely with medical societies to raise the awareness of and the appropriate diagnosis of sacroiliac joint dysfunction and the associated treatment options.

The figure below shows the number of surgeons that have treated patients with iFuse since it was launched in 2009.

Sales and Marketing

We market and sell iFuse primarily through a direct sales force and a small number of third-party distributors. Our target customer base includes approximately 7,500 surgeons who perform spine and/or pelvic surgery, including orthopedic spine surgeons, neurosurgeons, general orthopedic surgeons, and orthopedic trauma surgeons.

Our direct sales organization in the United States is comprised of eight sales regions. Each region is comprised of a number of territory sales managers who act as the primary customer contact. Our territory sales managers have extensive training and experience selling medical devices for spine problems and pain management, generally focusing on emerging technologies and markets. As of June 30, 2015, our territory sales managers were led by eight regional sales managers who reported to two area sales directors. The area sales directors report to our vice president of sales. As of June 30, 2015, our U.S. sales force consisted of 58 sales representatives directly employed by us and six third-party distributors.

In addition to general sales and marketing training, we provide our sales organization with comprehensive, hands-on cadaveric and dry-lab training sessions focusing on the clinical benefits of our products and how to use them. We believe our robust training and professional development programs have been an important component of our success to date and will help support our anticipated future growth. We expect to continue to increase the size of our sales organization in order to increase sales and market penetration and to provide the significant, ongoing level of customer support required by our sales and marketing strategy.

As of June 30, 2015, we had 20 employees working in our European operations, and have established operations in Italy (2010) and Germany (2014). As of June 30, 2015, our international sales force consisted of six employees and 29 exclusive third-party distributors, which together have had sales in 20 countries in 2015. We anticipate continuing to build our operations in the major European countries while establishing distributor arrangements in smaller ones. We intend to follow a similar model in Europe to the one established in the United States, working with internationally recognized healthcare professional experts as we expand our training and reimbursement activities. As of June 30, 2015, surgeons had performed the first iFuse procedures in New Zealand and Hong Kong.

Research and Development

Since the launch of the initial system, we have introduced a number of new instrument enhancements. The most notable instrument enhancement was the release of the revamped instruments in the Radiolucent Set. We also run a “Non Standard Product” program that designs and manufactures one-off, Class I instruments to our surgeon customers based on one-off requests.

We expect to continue developing enhancements to iFuse to meet our customers’ changing needs and improve the surgery’s effectiveness.

Competition

We believe we were the first to develop, manufacture, and market an implant cleared by the U.S. Food and Drug Administration, or FDA, expressly for sacroiliac joint fusion. Over the past several years, other companies have subsequently recognized the opportunity and have entered the minimally invasive surgical fusion market. However, all of these products are either screw-based or allograft products. We expect more competitors to enter into the market and an increased number of new product introductions by existing competitors. Many of our competitors are large, publicly traded companies that can dedicate far greater resources to the minimally invasive sacroiliac joint market than we can. These companies often have wide product offerings for spine and orthopedic surgery, which allow them to bundle products in order to win large hospital group contracts and can increase the barrier to entry for us. We also expect there to be a continued push for non-surgical alternatives.

In the United States, our primary competitors are Globus Medical, Inc., Medtronic plc, X-Spine Systems, Inc. (whose product is also distributed by Zimmer under a different trade name), and Zyga Technology, Inc. Globus Medical, SIGNUS Medizintechnik GmbH, and X-Spine Systems are our primary competitors in Europe. However, they sell screw-based products, which we believe to be weaker and less able to resist rotation than our triangular iFuse implants. We also compete against non-hardware products, such as allograft bone implants. These allograft products are comprised of human cells or tissues and are regulated by the FDA differently from hardware medical devices.

Based on our commercial experience and market research, we believe iFuse is currently used in nearly 85% of minimally invasive surgical fusions of the sacroiliac joint in the United States. iFuse is the only minimally invasive product for sacroiliac joint fusion commercially available in the United States that, to our knowledge, is supported by published evidence of safety, clinical effectiveness, durability, and economic utility. These benefits are supported by more than 25 published papers, and we are not aware of any publications supporting the clinical effectiveness of other minimally invasive approaches to fusing the sacroiliac joint.

The following are the primary competitive factors on which companies compete in our industry:

•	product and clinical procedure effectiveness;

•	ease of surgical technique and use of associated instruments;

•	safety;

•	published clinical outcomes and evidence;

•	sales force knowledge;

•	product support and service, and customer service;

•	comprehensive training, including disease, anatomy, diagnosis and treatment;

•	product innovation and the speed of innovation;

•	intellectual property;

•	accountability and responsiveness to customers’ demands;

•	pricing and reimbursement;

•	scientific (biomechanics) data; and

•	attracting and retaining key personnel.

Intellectual Property

We protect our intellectual property through our pending patent applications and issued patents. As of June 30, 2015, we had been issued 18 patents in the United States and one patent in Japan. Also, as of June 30, 2015, we have 28 pending patent applications in the United States and 46 pending patent applications outside of United States. We have focused the majority of our foreign patent efforts in Brazil, China, Europe, India, Japan, and Korea.

Generally, our current U.S. patents are expected to expire between August 2024 to March 2033, and our Japanese patent is expected to expire in August 2025.

We have eight registered trademarks in the United States and have filed for ten more. In other countries, we have focused on registering three primary trademarks: “iFuse Implant System,” “SI-BONE,” and the SI-BONE logo. As of June 30, 2015, at least two of these marks have been filed in 27 jurisdictions reflecting 54 countries.

We also rely upon trade secrets, know-how and continuing technological innovation, and may rely upon licensing opportunities in the future, to develop and maintain our competitive position. We may seek to protect our proprietary rights through a variety of methods, including confidentiality agreements and proprietary information agreements with suppliers, employees, consultants and others who may have access to proprietary information, under which they are bound to assign to us inventions made during the term of their employment.

The term of individual patents depends on the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. There can be no assurance that patents will be issued from any of our pending applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection for our technology. Notwithstanding the scope of the patent protection available to us, a competitor could develop treatment methods or devices that are not covered by our patents but which compete with our proprietary technology and products. Furthermore, numerous U.S. and foreign issued patents and patent applications owned by third parties exist in the fields in which we are developing products. Because patent applications can take many years to issue, there may be applications unknown to us, which applications may later result in issued patents that our existing or future products or proprietary technologies may be alleged to infringe.

There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. In the future, we may need to engage in litigation to enforce patents issued or licensed to us, to protect our trade secrets or know-how and brands, to defend against claims of infringement of the rights of others or to determine the scope and validity of the proprietary rights of others. Litigation could be costly and could divert our attention from other functions and responsibilities. Adverse determinations in litigation could reduce the barriers to entry that we have established for iFuse, or subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing, selling or using iFuse, any of which could severely harm our business.

Regulation

Domestic Regulation of Our Products and Business

Our research, development and clinical programs, as well as our manufacturing and marketing operations, are subject to extensive regulation in the United States and other countries. Most notably, all of our products sold in the United States are subject to the Federal Food, Drug, and Cosmetic Act, or the FDCA, as implemented and enforced by the FDA. The FDA governs the following activities that we perform or that are performed on our behalf, to ensure that medical products distributed domestically or exported internationally are safe and effective for their intended uses:

•	product design, development, and manufacture;

•	product safety, testing, labeling, and storage;

•	record keeping procedures;

•	product marketing, sales, distribution and export; and

•	post-marketing surveillance, complaint handling, medical device reporting, reporting of deaths, serious injuries or device malfunctions, and repair or recall of products.

There are numerous FDA regulatory requirements governing the clearance or approval and marketing of our products. These include:

•	product listing and establishment registration, which helps facilitate FDA inspections and other regulatory action;

•	investigational device exemptions to conduct premarket clinical trials, which include extensive monitoring, recordkeeping, and reporting requirements;

•	Quality System Regulation, or QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label use or indication;

•	clearance of product modifications that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices;

•	approval of product modifications that affect the safety or effectiveness of one of our approved devices;

•	medical device reporting regulations, which require that manufacturers comply with FDA requirements to report if their device may have caused or contributed to a death or serious injury, or has malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction of the device or a similar device were to recur;

•	post-approval restrictions or conditions, including post-approval study commitments;

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device;

•	the FDA’s recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations;

•	regulations pertaining to voluntary recalls; and

•	notices of corrections or removals.

We have registered our facility with the FDA as a medical device manufacturer. The FDA has broad post-market and regulatory enforcement powers. We and our third-party manufacturers are subject to announced and unannounced inspections by the FDA to determine our compliance with the QSR and other regulations and these inspections may include the manufacturing facilities of our suppliers.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either premarket notification, or 510(k), clearance or approval of a premarket approval application, PMA, from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risks are placed in either Class I or II, which typically requires the manufacturer to submit to the FDA a premarket notification requesting permission to commercially distribute the device. This process is generally known as 510(k) clearance. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in Class III, requiring a PMA. All of our currently marketed products are Class II devices, subject to 510(k) clearance.

Clinical Trials

Clinical trials are generally required to support a PMA application and are sometimes required for 510(k) clearance. Such trials generally require an investigational device exemption application, or IDE, approved in advance by the FDA for a specified number of subjects and study sites, unless the product is deemed a nonsignificant risk device eligible for more abbreviated IDE requirements. Clinical trials are subject to extensive monitoring, recordkeeping and reporting requirements. Clinical trials must be conducted under the oversight of an institutional review board, or IRB, for the relevant clinical trial sites and must comply with FDA regulations, including but not limited to those relating to good clinical practices. To conduct a clinical trial, we also are required to obtain the subjects’ informed consent in form and substance that complies with both FDA requirements and state and federal privacy and human subject protection regulations. We, the FDA or the institutional review board, or IRB, could suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and effectiveness of the device or may otherwise not be sufficient to obtain FDA clearance or approval to market the product in the United States. Similarly, in Europe the clinical study must be approved by a local ethics committee and in some cases, including studies with high-risk devices, by the ministry of health in the applicable country.

Pervasive and Continuing Regulation

After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

•	Product listing and establishment registration, which helps facilitate FDA inspections and other regulatory action;

•	QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label use or indication;

•	clearance of product modifications that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices;

•	approval of product modifications that affect the safety or effectiveness of one of our approved devices;

•	medical device reporting regulations, which require that manufacturers comply with FDA requirements to report if their device may have caused or contributed to a death or serious injury, or has malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction of the device or a similar device were to recur;

•	post-approval restrictions or conditions, including post-approval study commitments;

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device;

•	the FDA’s recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations;

•	regulations pertaining to voluntary recalls; and

•	notices of corrections or removals.

The FDA inspected our facilities in May 2014. As a result, we received a Form 483 with three observations that have been since been corrected following a corrective and preventative action plan. We responded to the Agency in writing and the matter was closed as of October 2014. To date, the FDA has not taken any further actions with respect to the May 2014 inspection or its findings.

Promotional Materials—“Off-Label” Promotion

Advertising and promotion of medical devices, in addition to being regulated by the FDA, are also regulated by the Federal Trade Commission and by state regulatory and enforcement authorities. If the FDA determines that our promotional materials or training constitutes promotion of an unapproved use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine, or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of the products would be impaired.

In addition, under the federal Lanham Act and similar state laws, competitors, and others can initiate litigation relating to advertising claims.

International Regulation of Our Products

Our research, development and clinical programs, as well as our manufacturing and marketing operations, are subject to extensive regulation in other countries. For example, in the European Economic Area, or EEA, our devices are required to comply with the Essential Requirements laid down in Annex I to the EU Medical Devices Directive (Council Directive 93/42/EEC), or Essential Requirements, concerning medical devices. Compliance with these requirements entitles us to affix the CE mark to our medical devices, without which they cannot be commercialized in the EEA.

To demonstrate compliance with the Essential Requirements, we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low risk medical devices (Class I with no measuring function and which are not sterile), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the Essential Requirements, a conformity assessment procedure requires the intervention of a Notified Body, which is an organization designated by the competent authorities of a EEA country to conduct conformity assessments. The Notified Body typically audits and examines products’ Technical File and the quality system for the manufacture, design and final inspection of our devices before issuing a CE Certificate of Conformity demonstrating compliance with the relevant Essential Requirements. Following the issuance of this CE Certificate of Conformity, we can draw up an EC Declaration of Conformity and affix the CE mark to the products covered by this CE Certificate of Conformity and the EC Declaration of Conformity. We have successfully completed several Notified Body audits since our original certification in November 2010. Following these audits, our Notified Body issued International Standards Organization Certificates and CE Certificates of Conformity allowing us to draw up an EC Declaration of Conformity and affix the CE mark to certain of our devices.

After the product has been CE marked and placed on the market in the EEA, we must comply with a number of regulatory requirements relating to:

•	registration of medical devices in individual EEA countries;

•	pricing and reimbursement of medical devices;

•	establishment of post-marketing surveillance and adverse event reporting procedures;

•	Field Safety Corrective Actions, including product recalls and withdrawals; and

•	interactions with physicians.

Failure to comply with these requirements may result in enforcement measures being taken against us by the competent authorities of the EEA countries. These can include fines, administrative penalties, compulsory product withdraws, injunctions and criminal prosecution. Such enforcement measures would have an adverse effect on our capacity to market our products in the EEA and, consequently, on our business and financial position.

Further, the advertising and promotion of our products in the EEA is subject to the provisions of the Medical Devices Directive, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other national legislation in the EEA countries governing the advertising and promotion of medical devices. These laws may limit or restrict the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.

Regulatory Status

In November 2008, we received 510(k) clearance to market iFuse from the FDA. Since 2008, we have received additional FDA 510(k) clearances for new instruments, additional implant sizes and labeling changes. In the United States, the iFuse Implant System is intended for sacroiliac fusion for conditions, including sacroiliac joint dysfunction that is a direct result of sacroiliac joint disruptions and degenerative sacroiliitis. This includes conditions where symptoms began during pregnancy or in the peripartum period and have persisted postpartum for more than six months. In the future, we plan to pursue additional 510(k) clearances for new products and changes to the current indication for iFuse.

In November 2010, we obtained a CE Certificate of Conformity and affixed a CE mark to our device to allow commercialization of iFuse in the EEA. In the EEA and Switzerland, iFuse is intended for sacroiliac joint fusion. Since 2010, we have added additional instruments and implant sizes and labeling updates to our product offerings in Europe. We plan to continue to work with our Notified Body to incorporate new products and labeling updates in our Technical Files for CE marking in European.

Since July 2013, we have obtained approval for iFuse in regions beyond the United States and the EEA, including Australia, Canada, Hong Kong, Israel, Singapore, and New Zealand. Additional product applications are under review in Mexico, South Korea, Malaysia, Taiwan, Saudi Arabia, and India, as well as certain countries in the Middle East and South America. We are currently collecting information to determine our regulatory strategy in Japan and China.

Healthcare Fraud and Abuse

Federal and state governmental agencies and equivalent foreign authorities subject the healthcare industry to intense regulatory scrutiny, including heightened civil and criminal enforcement efforts. These laws constrain the sales, marketing and other promotional activities of medical device manufacturers by limiting the kinds of financial arrangements we may have with hospitals, physicians and other potential purchases of our products. Federal healthcare fraud and abuse laws apply to our business when a customer submits a claim for an item or service that is reimbursed under Medicare, Medicaid or most other federally-funded healthcare programs. Descriptions of some of the laws and regulations that may affect our ability to operate follows.

The federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, items or services for which payment may be made, in whole or in part, under federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value, and the government can establish a violation of the Anti-Kickback Statute without proving that a person or entity had actual knowledge of the law. The Anti-Kickback Statute is subject to evolving interpretations and has been applied by government enforcement officials to a number of common business arrangements in the medical device industry. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution; however, those exceptions and safe harbors are drawn narrowly. Failure to meet all of the requirements of a particular statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute, but the legality of the arrangement will be evaluated on a case-by-case basis based on the totality of the facts and circumstances. A number of states also have anti-kickback laws that establish similar prohibitions that may apply to items or services reimbursed by government programs, as well as any third-party payors, including commercial payors.

The civil False Claims Act prohibits, among other things, knowingly presenting or causing the presentation of a false or fraudulent claim for payment of federal funds, or knowingly making, or causing to be made, a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the Patient Protection and Affordable Care Act amended the Social Security Act to provide that a claim including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Actions under the False Claims Act may be brought by the government or as a qui tam action by a private individual in the name of the government. There are also criminal penalties, including imprisonment and criminal fines, for making or presenting a false or fictitious or fraudulent claim to the federal government.

Even in instances where a company may have no actual liability, the False Claims Act allows the filing of qui tam actions under seal and impose a mandatory duty on the U.S. Department of Justice to investigate such allegations. Most private citizen actions are declined by the Department of Justice or dismissed by federal courts. However, the investigation costs for a company can be significant and material even if the allegations are without merit.

False Claims Act liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of $5,500 to $11,000 per false claim or statement. Because of the potential for large monetary exposure, healthcare companies often resolve allegations without admissions of liability for significant and sometimes material amounts to avoid the uncertainty of treble damages and per claim penalties that may awarded in litigation proceedings. They may be required, however, to enter into corporate integrity agreements with the government, which may impose substantial costs on companies to ensure compliance.

In addition, the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

There also has been a recent trend of increased federal and state regulation of payments and transfers of value provided to healthcare professionals or entities. The Physician Payment Sunshine Act, implemented by CMS as the “Open Payments Program,” imposes annual reporting requirements on device manufacturers for payments and other transfers of value provided by them, directly or indirectly, to physicians (including physician family members) and teaching hospitals, as well as ownership and investment interests held by physicians. Certain states also mandate implementation of commercial compliance programs, impose restrictions on device manufacturer marketing practices and require tracking and reporting of gifts, compensation and other remuneration to healthcare professionals and entities.

The Foreign Corrupt Practices Act of 1997 and similar anti-bribery laws in other countries, such as the United Kingdom Anti-Bribery Act generally prohibit companies and their intermediaries from making improper payments to government officials and/or other persons for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws.

Violations of these laws can subject us to administrative, civil and criminal penalties, including imprisonment, fines, damages, and exclusion from participation in federal healthcare programs, including Medicare and Medicaid.

Coverage and Reimbursement

Coverage and reimbursement for iFuse products and related procedures vary by setting of care, payor type, and region. In the United States, healthcare providers that purchase iFuse products look to various third-party payors, such as Medicare, Medicaid, private commercial insurance companies, health maintenance organizations, accountable care organization, or ACOs, and other healthcare-related organizations, to cover and pay for all or part of the costs of these procedures. These providers bill patients for any applicable deductibles or co-payments. Sales volumes and prices of company products will continue to depend in large part on the availability of coverage and reimbursement from such third-party payors.

In the United States, the Medicare program is commonly used as a model for how private payors and other governmental payors develop their coverage and reimbursement policies for healthcare items and services, including iFuse procedures. Medicare’s coverage policies may vary across the country, however. Unless a national coverage policy exists for a particular technology, each Medicare Administrative Contractor, or MAC, is permitted to make its own determination of whether that item or service is covered by Medicare.

Medicare’s reimbursement rates for the iFuse procedure vary due to geographic location, the nature of facility in which the procedure is performed (i.e., hospital inpatient department, hospital outpatient department, or ambulatory surgery center) and other factors. Medicare reviews and updates its payment rates and methodologies for these settings of care annually, and rates can change significantly from year to year. In addition, Congress can alter reimbursement rates at any time by mandating changes to Medicare’s payment methodologies.

Similarly, private payor coverage policies and reimbursement rates tend to vary across payors and settings of care. Payors continually review the clinical evidence for new technologies and can change their coverage policies without notice or deny payment if the product was not used in accordance with the payor’s coverage policy. Payors also review and challenge the prices charged for products and procedures.

In the United States, a large percentage of insured individuals receive their medical care through managed care programs, which monitor and often require pre-approval of the services that a member will receive. Some managed care programs pay their providers on a per capita basis, which puts the providers at financial risk for the services provided to their patients by paying these providers a predetermined payment per member per month.

Outside the United States, reimbursement levels vary significantly by country, and by region within some countries. Reimbursement is obtained from a variety of sources, including government-sponsored and private health insurance plans, and combinations of both. Some countries will require us to gather additional clinical data before recognizing and granting broader coverage and reimbursement for our products. European Economic Area, or EEA.

Manufacturing and Supply

We use third-party manufacturers to produce our instruments and implants. The majority of our instruments have secondary manufacturing suppliers and we continually work with additional manufacturers to establish secondary suppliers. Our iFuse implants are currently provided by a single source. To mitigate this risk, we carry two months of reserve stock based on current sales estimates and typically place implant orders with our single-source third-party manufacturer prior to estimated demand. We are also actively working to establish a secondary supplier for implants and plan to have that supplier manufacturing implants by the end of 2015. Aside from quality agreements, we do not currently have manufacturing agreements with any of our manufacturers and orders are controlled through purchase orders.

We believe that our manufacturing operations, and those of our suppliers, are in compliance with regulations mandated by the FDA, as well as Medical Devices Directive regulations in the EEA. Manufacturing facilities that produce medical devices or component parts intended for distribution world-wide are subject to regulation and periodic planned and unannounced inspection by the FDA and other domestic and international regulatory agencies.

In the United States, products we sell are required to be manufactured in compliance with the FDA’s QSR, which covers the methods used in, and the facilities used for, the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage, and shipping. In international markets, we are required to obtain and maintain various quality assurance and quality management certifications. We have obtained the following international certifications: Quality Management System ISO13485, Full Quality Assurance Certification for the design and manufacture of iFuse, and a Design Examination certificate for iFuse.

We are required to demonstrate continuing compliance with applicable regulatory requirements to maintain these certifications and will continue to be periodically inspected by international regulatory authorities for certification purposes. Further, we and certain of our suppliers are required to comply with all applicable regulations and current good manufacturing practices. As set forth above, these FDA and international regulations cover, among other things, the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage, and shipping of our products. Compliance with applicable regulatory requirements is subject to continual review and is monitored rigorously through periodic inspections. If we or our manufacturers fail to adhere to current good manufacturing practice requirements, this could delay production of our products and lead to fines, difficulties in obtaining regulatory approvals, recalls, enforcement actions, including injunctive relief or consent decrees, or other consequences, which could, in turn, have a material adverse effect on our financial condition or results of operations.

Product Liability and Insurance

The manufacture and sale of our products subjects us to the risk of financial exposure to product liability claims. Our products are used in situations in which there is a risk of serious injury or death. We carry insurance policies which we believe to be customary for similar companies in our industry. We cannot assure you that these policies will be sufficient to cover all or substantially all losses that we experience.

We endeavor to maintain executive and organization liability insurance in a form and with aggregate coverage limits that we believe are adequate for our business purposes, but our coverage limits may prove not to be adequate in some circumstances.

Legal Proceedings

In November 2014, we learned that a surgeon, consultant, and stockholder received a Civil Investigative Demand, or CID, from the U.S. Department of Justice issued pursuant to the False Claims Act requesting documents, interrogatories and oral testimony related to a False Claims Act investigation concerning the billing of iFuse procedures and our financial relationship with the surgeon. CIDs are served most often to investigate allegations made in a whistleblower action (i.e., qui tam action) filed under the federal civil False Claims Act, which permits any individual who purports to have knowledge that false or fraudulent claims have been submitted for government funds to bring suit on behalf of the United States. Such actions are required to be filed under seal and must be investigated by the Department of Justice to assess the merits of the allegations and to determine the whether it will intervene in the case on behalf of the government. See 31 U.S.C. §§ 3730, 3733. The Department of Justice has not contacted us in connection with this matter.

Employees

As of June 30, 2015, we had 194 employees, including sales and marketing, product development, general administrative and accounting, both domestically and internationally. None of our employees is subject to a collective bargaining agreement, and we consider our relationship with our employees to be good.

Facilities

Our leased headquarters in San Jose, California, is comprised of approximately 18,892 square feet. Our headquarters houses our research, product development, marketing, finance, education, and administration functions. We believe our facilities are adequate and suitable for our current needs but in the future we may need additional space.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth information regarding our executive officers, key employees and directors, as of June 30, 2015:

Name	Age	Position(s)

Executive Officers and Key Employees

Jeffrey W. Dunn	61	President, Chief Executive Officer, and Director

Mark A. Reiley, M.D.	65	Chief Medical Officer and Director

Laura Francis	48	Chief Financial Officer

Scott Yerby, Ph.D.	47	Vice President, Chief Technology Officer

Robert E. Johnson	55	Vice President, Chief Compliance Officer and General Counsel

Jason Cauble	46	Vice President, Sales

Daniel Cher, M.D.	51	Vice President, Clinical Affairs

Roxanne Dubois	50	Vice President, Regulatory and Quality

Andrea Mercanti	51	Vice President, EMEA Operations

Michael Mydra	54	Vice President, Health Outcomes & Reimbursement

Joseph W. Powers	56	Vice President, Marketing

W. Carlton Reckling, M.D.	53	Vice President, Medical Affairs

Non-Employee Directors

David Bonita, M.D.	39	Director

Timothy E. Davis, Jr.	45	Director

John G. Freund, M.D.	61	Director

Gregory K. Hinckley	68	Director

John J. Savarese, M.D.	46	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers and Key Employees

Jeffrey W. Dunn has served as our President and Chief Executive Officer and as a member of our board of directors since our inception in April 2008. Prior to joining us, Mr. Dunn served as Chief Executive Officer of INBONE Technologies, Inc., an ankle replacement and small bone fusion medical device company, from December 2006 to April 2008, until its sale to Wright Medical Group, Inc. in April 2008. From August 2000 to June 2006, Mr. Dunn was the Chief Executive Officer of Active Decisions, Inc., a software as a service business, until its sale to Knova Software, Inc. From December 1999 to June 2000, Mr. Dunn was the Chief Executive Officer of Velogic, Inc., an internet performance testing software company, until its sale to Keynote Systems Inc. From June 1999 to December 1999, Mr. Dunn was the Chief Executive Officer of EnterpriseLink Inc., a provider of enterprise Internet enablement software, until its sale to Merant, Inc. From November 1994 to June 1998, Mr. Dunn was Chief Executive Officer of AccelGraphics Inc., a 3D graphics system supplier, until its sale to Evans and Sutherland Computer Corporation. As well, during his career, Mr. Dunn held executive positions with

Evans and Sutherland, Cygnet Systems, Inc., Avnet, Inc. and Xerox Corporation. Mr. Dunn received a B.A. from Colgate University and an M.B.A. from Babson College. We believe Mr. Dunn’s experience in the industry, his role as our President and Chief Executive Officer, and his knowledge of our company enable him to make valuable contributions to our board of directors.

Mark A. Reiley, M.D. has served as our Chief Medical Officer and as a member of our board of directors since our inception in April 2008. Dr. Reiley has also served as Chief Medical Officer of Reiley Pharmaceuticals, Inc., a pharmaceutical company, since April 2014. Previously, Dr. Reiley was Chief Medical officer of Fixes-4-Kids, Inc. from March 2009 to October 2010. Prior to joining us, Dr. Reiley was the Chief Medical Officer of INBONE Technologies from December 2004 to April 2008, until its sale to Wright Medical Group in April 2008. From October 1990 to May 2007, Dr. Reiley was Chief Medical Officer of Kyphon Inc., a medical device company focused on the treatment of vertebral compression fractures of the spine, until its sale to Medtronic, Inc. (now Medtronic plc). During that period, from October 2001 to March 2005, Dr. Reiley was Chief Medical officer of Archus Orthopedics Inc., a total facet replacement medical device company. Dr. Reiley was also a founding member of Berkeley Orthopedics Surgical group, where he practiced for over 25 years and trained the students and faculty at the University of California at Berkeley. He has founded and served on the boards of various private companies. Dr. Reiley received a B.A. from Claremont Men’s College and an M.D. from George Washington University School of Medicine, and he completed both his orthopedic residency and fellowship at the University of California at San Francisco. We believe Dr. Reiley’s experience in the industry, his role as our Chief Medical Officer, and his knowledge of our company enable him to make valuable contributions to our board of directors.

Laura Francis has served as our Chief Financial Officer since May 2015. Prior to joining us, Ms. Francis was the Chief Financial Officer for Auxogyn, Inc., a women’s health company, from December 2012 to September 2014. From September 2004 to December 2012, Ms. Francis served as Vice President of Finance, Chief Financial Officer and Treasurer for Promega Corporation, a life sciences company. From March 2002 to September 2004, Ms. Francis served as the Chief Financial Officer of Bruker BioSciences Corporation, a life sciences company. From May 2001 to March 2002, Ms. Francis served as Chief Operating Officer and Chief Financial Officer of Nutra-Park Inc., an agricultural biotechnology company. From April 1999 to May 2001, Ms. Francis was Chief Financial Officer of Hypercosm, Inc., a software company. From October 1995 to April 1999, Ms. Francis was an engagement manager with McKinsey & Company, a consulting firm. Early in her career, Ms. Francis was an audit manager with Coopers & Lybrand, an accounting firm. Ms. Francis received a B.B.A. from the University of Wisconsin and an M.B.A. from Stanford University. She is a Certified Public Accountant (inactive) in the State of California.

Scott Yerby, Ph.D. has served as our Vice President, Chief Technology Officer since January 2011. Prior to joining us, Dr. Yerby served as Vice President, Research and Development for ProMed, Inc., a medical supply company, from June 2009 to January 2011. From May 2007 to June 2009, Dr. Yerby sat on the board of several non-profit organizations. From June 2000 to May 2007, Dr. Yerby served as Vice President of Research and Development for St. Francis Medical Technologies, Inc., a spinal manufacturing company, until its acquisition by Kyphon. From June 1997 to June 2000, Dr. Yerby served as Director of Experimental Biomechanics at the Palo Alto VA Hospital. Early in his career, Dr. Yerby held appointments as Consulting Assistant Professor at Stanford University in the Department of Mechanical Engineering, Division of Biomechanical Engineering, and the Department of Functional Restoration, Division of Orthopedic Surgery. Dr. Yerby received B.S. and M.S. degrees in mechanical engineering and a Ph.D. in biomedical engineering, all from the University of California, Davis.

Robert E. Johnson has served as our General Counsel and Chief Compliance Officer since July 2013. Prior to joining, Mr. Johnson was in private law practice from July 2009 to June 2013. From January 2008 to July 2009, Mr. Johnson served as General Counsel and Vice President for Business Development for the Spinal and Biologics division at Medtronic. From May 2006 to January 2008, Mr. Johnson served as Vice President and Chief Compliance Officer for Kyphon. From May 2005 to June 2006, Mr. Johnson was Vice President and Chief Compliance Officer for Chiron Corporation, a medical device and pharmaceutical company (now Novartis Vaccines and Diagnostics, Inc.). From July 1996 to July 2004, Mr. Johnson served as Senior Vice President, General Counsel & Chief Administrative Officer for GetThere L.L.P., a division of Sabre Holdings Corporation, a travel technology company. Early in his career, he was a commercial litigator at Baker Botts L.L.P., a global law firm. Mr. Johnson received a B.A. from the University of North Carolina at Chapel Hill and a J.D. from the University of Virginia School of Law.

Jason Cauble has served as our Vice President, Sales since July 2012. From February 2010 to July 2012, Mr. Cauble served as the Southeastern Area Director of Sales. Prior to joining us, Mr. Cauble was in sales management at DePuy Synthes Spine, Inc., a medical device company focused on treating spinal conditions, from December 2008 to January 2010. From October 2002 to December 2008, Mr. Cauble held various positions in sales and director-level sales management at Kyphon. From January 2001 to October 2002, Mr. Cauble was Territory Sales Manager for Cordis Corporation’s Endo-Vascular division. From October 1994 to December 2001, Mr. Cauble served in various sales and sales management positions at United States Surgical Corporation Company, a manufacturer of wound closure products and surgical devices. Mr. Cauble received a B.S. from Texas Christian University and a graduate certificate in the general management program from the Wharton School of Business at the University of Pennsylvania.

Daniel Cher, M.D. has served as our Vice President, Clinical Affairs since January 2012. Prior to joining us, Dr. Cher served as Vice President of Clinical and Regulatory Affairs at Chestnut Medical Technologies, Inc., a company developing new minimally invasive therapies for interventional neuroradiology, from May 2008 to December 2011. From March 2007 to January 2008, Dr. Cher served as Vice President of Clinical and Regulatory Affairs at Pulmonx Inc., a medical device company developing products for patients with emphysema. From October 2004 to March 2007, Dr. Cher was Medical Director and Vice President of Clinical Research at Kyphon. From October 2003 to September 2004, Dr. Cher was Medical Director for Cardima, Inc., a medical device company developing products for cardiac ablation. Prior to Cardima, Dr. Cher was a statistician at Conceptus Inc., a manufacturer and developer of medical devices aimed at permanent female sterilization. During the last 17 years, Dr. Cher has provided clinical and regulatory strategic consulting services to medical device companies in the San Francisco Bay Area and beyond. Dr. Cher received a B.S. in biology from Stanford University and an M.D. from Yale University. Dr. Cher completed his residency in internal medicine at the University of Wisconsin, Madison, and at California Pacific Medical Center in San Francisco. He completed additional training in general internal medicine and research methods at Stanford University and the Palo Alto VA Hospital. Dr. Cher left clinical practice in 1999.

Roxanne Dubois has served as our Vice President, Regulatory and Quality since February 2014. Previously, Ms. Dubois served as our Senior Director, Regulatory from December 2012 to February 2014 and as a consultant for us from February 2012 to December 2012. From February 2009 to February 2014, Ms. Dubois was Vice President, Regulatory as an employee and consultant with Tenaxis Medical Inc., a medical device company. From January 2006 to December 2008, Ms. Dubois served as Vice President, Regulatory and Quality at Carbylan BioSurgery, Inc., a medical device company. From February 2005 to January 2006, Ms. Dubois served as Director, Regulatory at Kyphon. Previously, Ms. Dubois held various regulatory roles at Angiotech BioMaterials Corporation, ReGen Biologic, Inc., and Collagen Corporation. Ms. Dubois received a B.S. in biochemistry from California Polytechnic State University, San Luis Obispo.

Andrea Mercanti has served as our Vice President, EMEA Operations since May 2013, and he previously served as our Vice President, European Operations from September 2010 to April 2013 Prior to joining us, Mr. Mercanti was General Director for Italy of MBA Incorporado, an orthopedic, spine and biomaterials distributor, from April 2009 to August 2010. From January 2008 to March 2009, Mr. Mercanti was Vice President, Sales Europe for Europe for Orthofix International N.V., a spinal care solutions company. From December 2006 to December 2007, Mr. Mercanti was Business Unit Director for Italy, Regional Director South Europe, and Director of South Europe and German speaking countries at Kyphon. From December 2005 to November 2006, he served as Regional Director for South Europe for Kyphon. From January 1987 to December 2004, Mr. Mercanti held positions in strategic sales in different divisions of Medtronic, including 12 years in the Neurological Business Unit with spinal cord stimulation treatment for pain and, in the last four years, as Director of Spine Business. Mr. Mercanti received a degree in economics from the Technical and Economics School at the Instituto Milano in Milan, Italy.

Michael Mydra has served as our Vice President, Health Outcomes and Reimbursement since April 2012. Prior to joining us, Mr. Mydra was Vice President, Health Outcomes & Reimbursement for Vertos Medical, Inc., a manufacturer of lumbar spine technologies, from August 2009 to February 2012. From September 2003 to March 2009, Mr. Mydra served as Vice President, Reimbursement for Sanarus Medical, Inc., a medical device manufacturer. From September 1998 to September 2003, Mr. Mydra served as Director of Corporate and Payor Development at Urologix, Inc., a medical device manufacturer. Early in his career, Mr. Mydra worked at Blue Cross Blue Shield of Minnesota, a health insurance provider. Mr. Mydra received a B.A. in biology and an M.B.A. from the University of St. Thomas, and he received a graduate certificate from the Advanced Management Program for Healthcare Executives sponsored by the University of Minnesota Carlson School of Management and the Mayo Foundation.

Joseph W. Powers has served as our Vice President, Marketing since August 2012. Previously, Mr. Powers served as our Senior Director, Business Development from January 2012 to July 2012 and as our Western Area Sales Director from December 2009 to December 2011. Prior to joining us, Mr. Powers served as Vice President, Clinical/Marketing at Benvenue Medical, Inc., a medical device company that makes minimally invasive systems for spine repair, from March 2007 to April 2009. From January 2004 to March 2007, Mr. Powers served as a Spine Consultant at Kyphon, and from December 2002 to December 2004, Mr. Powers served as Director, Product Marketing at Kyphon. Previously, Mr. Powers held positions in marketing management and project management at Target Therapeutics Inc., a medical device company. Mr. Powers received a B.S. in biology and chemical engineering from Arizona State University.

W. Carlton Reckling, M.D. has served as our Vice President, Medical Affairs since April 2012. From July 1994 to April 2012, Dr. Reckling was a spine surgeon at the Spine Center in Loveland, Colorado, Rocky Mountain Orthopedic Specialists in Cheyenne, Wyoming, the Center for Spine & Orthopedic Surgery in Cheyenne, Wyoming, Associates in Orthopedic Surgery in Cheyenne, Wyoming, and Ramsey Hospital and Clinics in St. Paul, Minnesota. Dr. Reckling received a B.S. in chemical engineering from Northwestern University, an M.D. from Creighton University, and an M.B.A. from the University of Wyoming. He completed his internship and his residency in orthopedic surgery at the University of Minnesota. While in the Minnesota program, he spent time at the Twin Cities Scoliosis Center. He completed his fellowship in spine surgery at Queen’s University Medical Centre in Nottingham, England. Dr. Reckling also underwent additional training in general surgery at the University of Minnesota Hospitals and Clinics in Minneapolis, Minnesota. Dr. Reckling is a board-certified orthopedic spine surgeon.

Non-Employee Directors

David Bonita, M.D. has served as a member of our board of directors since April 2014. Dr. Bonita has also served as a Private Equity Partner at OrbiMed Advisors LLC, an investment company focused on the healthcare industry, since June 2013. From December 2007 to June 2013, Dr. Bonita was a Private Equity Principal at OrbiMed. From June 2004 to December 2007, he was a Private Equity Senior Associate at OrbiMed. Prior to OrbiMed, Dr. Bonita was a corporate finance analyst in the healthcare investment banking group of Morgan Stanley from February 1998 to July 1999. From August 1997 to February 1998, Dr. Bonita served as a corporate finance analyst in the healthcare investment banking group of UBS AG, a global financial service firm. Dr. Bonita has served and continues to serve on the board of directors of numerous private and public companies, including Loxo Oncology, Inc., a developer of oncological drugs, from October 2013 to present and Ambit Biosciences Corporation, a drug developer focusing on oncology, autoimmune, and inflammatory diseases from October 2012 to November 2014. Dr. Bonita earned an A.B. in biological sciences from Harvard College and an M.D. and an M.B.A. from Columbia University. We believe Dr. Bonita’s extensive investment experience in the healthcare industry and his experience as a public company director enable him to make valuable contributions to our board of directors.

Timothy E. Davis, Jr. has served as a member of our board of directors since our inception in April 2008. Mr. Davis has also served as Chief Executive Officer of MicroPort Orthopedics, Inc., a multinational producer of orthopedic products, since January 2014, following the purchase of Wright Medical Group’s OrthoRecon Business in January 2014. From December 2006 to January 2014, Mr. Davis served in a number of executive positions for Wright Medical Technology, Inc., a subsidiary of Wright Medical Group, Inc., including President of the OrthoRecon business. From 2004 to 2006, Mr. Davis was a Partner with MB Venture Partners, LLC, a medical technology and life sciences venture capital firm. From 1997 to 2004, Mr. Davis held various positions, ultimately serving as Vice President, with Vector Fund Management, a healthcare and life sciences focused venture capital fund. Early in his career, Mr. Davis worked in the healthcare management consulting and pharmaceutical industries. Mr. Davis received a B.E. degree in biomedical engineering from Vanderbilt University and an M.B.A. from the J.L. Kellogg Graduate School of Management at Northwestern University. We believe Mr. Davis’ experience in the industry and his knowledge of our company enable him to make valuable contributions to our board of directors.

John G. Freund, M.D. has served as a member of our board of directors since January 2013. Dr. Freund was the founder of and has been a Managing Director of Skyline Ventures, a venture capital firm, since October 1997. Dr. Freund currently serves on the boards of directors of Xenoport, Inc., a biopharmaceutical company, since December 1999; Tetraphase Pharmaceutical, Inc., a pharmaceutical company, since October 2012; Proteon Therapeutics, Inc., a biopharmaceutical company, since February 2014; and Collegium Pharmaceutical, Inc., a specialty pharmaceutical company, since February 2014. He also serves on the board of three mutual funds managed by Capital Research and Management: SMALLCAP World Fund, since 2000; The Growth Fund of America, since January 2010; and Fundamental Investors, Inc., since January 2010. Dr. Freund previously served on the boards of directors of Concert Pharmaceuticals, Inc., a biopharmaceutical company, from December 2013 to June 2015; MAKO Surgical Corp., a medical device company, from October 2008 to December 2013; and Map Pharmaceuticals, Inc., a biopharmaceutical company, from August 2004 to October 2011. From September 1995 to September 1997, Dr. Freund was a Managing Director in the alternative assets group at Chancellor Capital Management, an investment firm. In November 1995, Dr. Freund co-founded Intuitive Surgical, Inc., a medical device company, and served as a Director of Intuitive until March 2000. From June 1988 to December 1994, he held various positions at Acuson Corporation, a medical device company, including Executive Vice President. He was previously the co-founder of the healthcare group in the corporate finance department at Morgan Stanley and was the original healthcare partner at Morgan Stanley Venture Partners, a venture capital management firm affiliated with Morgan Stanley. Dr. Freund received a B.A. from Harvard College, an M.D. from Harvard Medical School, and an M.B.A. from Harvard Business School. We believe Dr. Freund’s experience with medical device companies, his role in the venture capital industry, and his knowledge of our company enable him to make valuable contributions to our board of directors.

Gregory K. Hinckley has served as a member of our board of directors since January 2011. Mr. Hinckley currently serves on the board of directors and as President of Mentor Graphics Corporation, an electronic design automation company, since January 1997. He has also served as the Chief Financial Officer of Mentor Graphics, first from January 1997 to July 2007 and again from December 2008 to present. Previously, he served on the board of directors of Super Micro Computer, Inc., a manufacturer of servers, from January 2009 to February 2015 and Intermec, Inc., a developer of automated identification and data collection solutions, from July 2004 to September 2013. From January 1992 to August 1997, Mr. Hinckley served as Senior Vice President, Finance of VLSI Technology, Inc., a designer and manufacturer of custom and semi-custom integrated circuits. From January 1989 to November 1991, he served as Senior Vice President and Chief Financial Officer of Crowley Maritime Corporation, a marine solutions, transportation, and logistics company. From February 1983 to January 1989, Mr. Hinckley served as Vice President and Chief Financial Officer of Bio-Rad Laboratories, a manufacturer and supplier of products and systems for the life science research and healthcare markets. Previously, Mr. Hinckley held a number of senior officer positions with Raychem Corporation, a developer of products and services for the aerospace, automotive and telecommunications industries. Hinckley received a B.A. in physics from Claremont McKenna College and was a Fulbright Scholar in applied mathematics at Nottingham University. He received an M.S. in applied physics from the University of California, San Diego and an M.B.A.

from Harvard Business School. We believe Mr. Hinckley’s financial experience, his familiarity of serving on the boards of public companies, and his knowledge of our company enable him to make valuable contributions to our board of directors.

John J. Savarese, M.D. has served as a member of our board of directors since September 2011. Dr. Savarese has been a Managing Director of Montreux Equity Partners, an investment firm, since 2006. Dr. Savarese served on the board of directors of MAKO Surgical from October 2008 to July 2012 and Glaukos Corporation from October 2013 through its initial public offering in June 2015. In 2007, Dr. Savarese founded Pivot Medical, Inc. and served as the chair of the board of directors until its acquisition by Stryker Corporation, a medical device and equipment manufacturing firm, in 2014. Previously he was an associate at Montreux from 2003 to 2006. Prior to joining Montreux, Dr. Savarese was Director of Marketing and Business Development for Neurogesx, Inc. Dr. Savarese served as an associate in the healthcare corporate finance group at Credit Suisse in 2001. Dr. Savarese received a B.A. in English from the College of the Holy Cross, an M.B.A. from Stanford University, and an M.D. from Duke University. We believe Dr. Savarese’s experience in orthopedic surgery, experience serving on public and private company boards of directors, and his knowledge of our company enable him to make valuable contributions to our board of directors.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Director Independence

We have applied to have our common stock listed on the Nasdaq Global Market. The listing rules of this stock exchange generally require that a majority of the members of a listed company’s board of directors be independent within 12 months following the closing of an initial public offering. Our board of directors has determined that none of our non-employee directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the Nasdaq Global Market. The independent members of our board of directors will hold separate regularly scheduled executive session meetings at which only independent directors are present.

Audit committee members must also satisfy the independence rules in Securities and Exchange Commission, or SEC, Rule 10A-3 adopted under the Securities Exchange Act of 1934, as amended. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a public company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries. Each of                      qualify as an independent director pursuant to Rule 10A-3. We also intend to satisfy the audit committee independence requirement of the Nasdaq Global Market.

Board Composition

Our board of directors currently consists of eight members, who were elected pursuant to the amended and restated voting agreement that we entered into with certain holders of our common stock and certain holders of our preferred stock and the related provisions of our amended and restated certificate of incorporation.

The provisions of this voting agreement will terminate upon the completion of this offering, after which there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or appointed, or the earlier of their death, resignation or removal.

Immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be , and their term will expire at the annual meeting of stockholders to be held in 2016;

•	the Class II directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2017; and

•	the Class III directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2018.

Directors in a particular class will be elected for three-year terms at the annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or the earlier of his or her death, resignation or removal.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering provide that only our board of directors can fill vacant directorships, including newly-created seats. Any additional directorships resulting from an increase in the authorized number of directors would be distributed among the three classes so that, as nearly as possible, each class would consist of one-third of the authorized number of directors.

The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock—Anti-Takeover Provisions—Certificate of Incorporation and Bylaws Provisions.”

Board Oversight of Risk

One of the key functions of our board of directors is informed oversight of our risk management process. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its oversight function directly as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. For example, our audit committee is responsible for overseeing the management of risks associated with our financial reporting, accounting and auditing matters; our compensation committee oversees the management of risks associated with our compensation policies and programs; and our nominating and corporate governance committee oversees the management of risks associated with director independence, conflicts of interest, composition and organization of our board of directors and director succession planning.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. Our board of directors and its committees set schedules for meeting throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Each member of each committee of our board of directors qualifies as an independent director in accordance with the listing standards of the Nasdaq Global Market. Each committee of our board of directors has a written charter approved by our board of directors. Upon the completion of this offering, copies of each charter will be posted on our website at www.si-bone.com under the Investor Relations section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

The members of our audit committee are             , each of whom can read and understand fundamental financial statements. Each of                     is independent under the rules and regulations of the SEC and the listing standards of the Nasdaq Global Market applicable to audit committee members.             is the chair of the audit committee. Our board of directors has determined that                     qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq Global Market. Our board of directors determined that does not satisfy the independence criteria set forth in Rule 10A-3. Accordingly, we are relying on the exemption from the independence requirements of Rule 10A-3 that provides that a minority of the members of our audit committee may be exempt from the independence requirements for one year from the date of effectiveness of this registration statement.

Our audit committee assists our board of directors’ oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications, independence and performance of the independent registered public accounting firm, the design and implementation of our internal audit function and risk assessment and risk management. Among other things, our audit committee is responsible for reviewing and discussing with our management the adequacy and effectiveness of our disclosure controls and procedures. The audit committee also discusses with our management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of our financial statements, and the results of the audit, quarterly reviews of our financial statements and, as appropriate, initiates inquiries into aspects of our financial affairs. Our audit committee is responsible for establishing and overseeing procedures for the receipt, retention and treatment of any complaints reporting accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by our employees of concerning questionable accounting or auditing matters. In addition, our audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our audit committee has sole authority to approve the hiring and discharging of our independent registered public accounting firm, all audit engagement fees and terms and all permissible non-audit engagements with the independent auditor. Our audit committee will review and oversee all related person transactions in accordance with our policies and procedures.

Compensation Committee

The members of our compensation committee are                     .             is the chair of the compensation committee. Each member of our compensation committee is independent under the rules and regulations of the SEC and the listing standards of the Nasdaq Global Market applicable to compensation committee members. Our compensation committee assists our board of directors with its oversight of the forms and amount of compensation for our executive officers, and the administration of our incentive plans for employees and other service providers, including our equity incentive plans, and certain other matters related to our compensation programs.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are                     .         is the chair of the nominating and corporate governance committee. Our nominating and corporate governance committee assists our board of directors with its oversight of and identification of individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors, and selects, or recommends that our board of directors selects, director nominees; develops and recommends to our board of directors a set of corporate governance guidelines; and oversees the evaluation of our board of directors.

Code of Conduct

Our board of directors has adopted a Code of Conduct. The Code applies to all of our employees, officers, directors, contractors, consultants, suppliers, and agents. Upon the completion of this offering, the full text of our code of conduct will be posted on our website at www.si-bone.com under the Investor Relations section. We intend to disclose future amendments to, or waivers of, our Code, as and to the extent required by SEC regulations, at the same location on our website identified above and in public filings. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

Compensation Committee Interlocks and Insider Participation

As noted above, the compensation committee of our board of directors consists of                     . During the year ended December 31, 2014, our compensation committee consisted of Messrs. Bonita, Davis, and Savarese. None of our executive officers serves, or served during the year ended December 31, 2014, as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors or our compensation committee. Each of Messrs. Davis, Freund, Hinckley, and Saverese may be deemed to have an interest in certain transactions requiring disclosure under Item 404 of Regulation S-K under the Securities Act of 1933, as amended, or Securities Act, that are disclosed in “Certain Relationships and Related Party Transactions,” which disclosure is hereby incorporated by reference in this section.

Director Compensation

Currently we pay our non-employee directors who are not representatives of our stockholders a fee of $2,000 per month as compensation for their service on our board of directors. We also have a policy of reimbursing all of our non-employee directors for their reasonable out-of-pocket expenses in connection with attending board of directors and committee meetings. From time to time we have granted stock options to certain of our non-employee directors, typically in connection with a non-employee director’s initial appointment to our board of directors.

2014 Director Compensation Table

The following table sets forth information regarding the compensation of our directors during 2014, other than a director who is also one of our named executive officers.

Name	Fees Earned or Paid in Cash ($)	Option Awards(1) ($)	All Other Compensation ($)	Total ($)
David Bonita, M.D.	—	—	—	—
Timothy E. Davis, Jr.	24,000	35,192	—	59,192
John G. Freund, M.D.	—	—	—	—
Gregory K. Hinckley	24,000	—	—	24,000
Mark A. Reiley, M.D.(2)	237,596	210,535	10,722	458,854
John J. Savarese, M.D.	—	—	—	—

(1)	Represents the aggregate grant date fair value of option awards granted to the director in the applicable fiscal year, computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions made in determining the grant date fair value of our equity awards, see Note 10 to our audited consolidated financial statements included elsewhere in this prospectus. As of December 31, 2014, Mr. Davis held an outstanding option to purchase 380,000 shares of our common stock and Dr. Reiley held outstanding options to purchase 4,257,474 shares of our common stock and 35,216 unvested shares of our common stock.

(2)	Reflects salary, a cash bonus and the grant date fair value of an option award granted to Dr. Reiley as our employee. Dr. Reiley does not receive any additional compensation for service on our board of directors.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding the compensation of our chief executive officer and our two other most highly compensated executive officers during the fiscal year ended December 31, 2014. We refer to these individuals as our “named executive officers.”

Name and Principal Position	Year	Salary ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)		Total ($)
Jeffrey W. Dunn	2014	425,000	580,182	127,500		1,132,682
President and Chief Executive Officer

Daniel P. Murray*	2014	288,000	125,550	75,600	(2)	489,150
Chief Financial Officer and Vice President, Operations

Jason Cauble	2014	225,000	61,349	166,341	(2)(3)	452,690
Vice President, Sales

*	Resigned as Chief Financial Officer and Vice President, Operations on June 1, 2015.
(1)	Represents the aggregate grant date fair value of option awards granted to the officer in the applicable fiscal year, computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions made in determining the grant date fair value of our equity awards, see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.
(2)	Represents semi-annual bonus payments pursuant to our 2014 corporate bonus program, which were paid in July 2014 and January 2015.
(3)	Represents sales commissions.

Narrative Disclosure to Summary Compensation Table

The compensation of our named executive officers generally consists of base salary, annual cash incentive compensation and equity compensation.

The salaries of our executive officers are typically reviewed annually and adjusted when our board of directors or compensation committee determines an adjustment is appropriate.

Our executive officers, other than Mr. Cauble, are eligible for cash bonuses pursuant to our corporate bonus program. The 2014 bonus amounts paid to our named executive officers are reflected in the “Bonus” column of the 2014 Summary Compensation Table above. Mr. Cauble’s cash incentive compensation consists of commissions based on a percentage of sales in the United States. These amounts are reflected in the “Non-Equity Incentive Plan Compensation” column of the 2014 Summary Compensation Table above.

Prior to this offering, the equity compensation granted to our named executive officers has generally consisted of stock options. For a description of the options granted to our named executive officers in 2014, please see the “Outstanding Equity Awards as of December 31, 2014” table below.

Employment Arrangements with Named Executive Officers

We have entered into offer letters with each of our named executive officers setting forth the initial terms of the officer’s employment with us and providing that the officer’s employment will be “at will” and may be terminated at any time. The severance benefits in our named executive officers’ offer letters are described in “Severance and Change in Control Benefits” below.

In June 2015, in connection with Mr. Murray’s resignation as our Chief Financial Officer, we entered into a consulting agreement with Mr. Murray pursuant to which he will provide up to 10 hours of transition services per month at the rate of $200 per hour through August 31, 2015. Mr. Murray will also continue to vest in his outstanding equity awards while he consults for us.

In April 2015 we entered into an offer letter with Laura Francis, our current Chief Financial Officer. Pursuant to her offer letter, Ms. Francis’ initial base salary is $290,000 per year, she is eligible for a 2015 cash bonus of up to 35% of her base salary and she was granted an option to purchase 3,428,711 shares of our common stock that vests over four years of employment. Pursuant to Ms. Francis’ offer letter, she is eligible for a lump sum cash payment equal to three months of her base salary in the event that her employment is terminated without cause. In addition, if her employment is terminated without cause or she resigns for certain good reasons within 12 months after a change in control of the company, 50% of her unvested option shares will become vested.

Outstanding Equity Awards as of December 31, 2014

The following table sets forth information regarding each unexercised stock option and all unvested stock held by each of our named executive officers as of December 31, 2014. Unless otherwise indicated below, all of these awards were made pursuant to our 2008 Stock Plan.

The vesting schedule applicable to each outstanding award is described in the footnotes to the table below. For information regarding the vesting acceleration provisions applicable to our named executive officers’ equity awards, see “Severance and Change in Control Benefits” below.

Many of the options granted to our named executive officers are immediately exercisable with respect to all of the option shares, subject to our repurchase right in the event the officer’s service terminates prior to vesting in the shares. We refer to option shares that are subject to our right of repurchase as “unvested shares” and those that are no longer subject to our right of repurchase as “vested” shares.

	Option Awards						Stock Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Vested (#)	Number of Securities Underlying Unexercised Options Unvested (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Jeffrey W. Dunn	5/1/11						74,951	(4)
	1/1/14						855,491	(4)
	9/21/11						436,842
	4/22/14	818,260	4,091,304	(2)	0.19	7/20/24

Daniel P. Murray	1/1/11						1,042	(5)
	5/1/11						18,958	(5)
	9/21/11						107,791	(5)
	6/1/12						187,500	(5)
	1/1/14	84,559	284,430	(2)	0.18	1/15/24
	4/22/14	156,620	783,100	(2)	0.19	7/20/24

	Option Awards						Stock Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Vested (#)	Number of Securities Underlying Unexercised Options Unvested (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)

Jason Cauble	4/1/10	150,000	0	(3)	0.04	5/5/20
	5/13/10	30,000	0	(3)	0.05	9/1/20
	8/20/10	144,592	0	(2)	0.05	9/1/20
	1/1/11	19,583	417	(3)	0.05	1/4/21
	5/1/11	34,744	4,040	(2)	0.07	6/23/21
	7/1/11	2,135	365	(3)	0.07	7/27/21
	9/21/11	102,026	23,545	(2)	0.12	10/23/21
	9/30/11	6,093	1,407	(2)	0.12	10/26/21
	1/1/12	5,468	2,032	(2)	0.12	1/25/22
	4/1/12	20,000	10,000	(2)	0.12	4/25/22
	7/27/12	252,658	165,535	(3)	0.12	8/1/22
	1/1/14	61,362	206,402	(2)	0.18	1/15/24
	4/22/14	62,648	313,240	(2)	0.19	7/20/24

(1)	Pursuant to SEC rules, market value is based on the fair market value of our common stock on December 31, 2014. As there was no public market for our common stock on December 31, 2014, we have assumed that the fair market value on December 31, 2014 was $ , which represents the midpoint of the range set forth on the cover page of this prospectus.
(2)	Option vests over four years of service from the vesting commencement date specified above, with 1/48th of the option shares vesting monthly.
(3)	Option vests over four years of service from the vesting commencement date specified above, with 25% of the option shares vesting after one year of service and an addition 1/48th of the option shares vesting monthly thereafter.
(4)	Represents the unvested portion of shares of our common stock purchased upon early exercise of options, including options to purchase a total 816,004 shares and 1,109,825 shares respectively. Each award vests over 4 years of service from the vesting commencement date specified above.
(5)	Represents the unvested portion of shares of our common stock purchased upon early exercise of options, including options to purchase a total of 50,000 shares, 181,991 shares, 574,881 shares, and 500,000 shares, respectively. Each award vests over four years of service from the vesting commencement date specified above.

Severance and Change in Control Benefits

Severance Benefits

Our named executive officers are eligible for severance benefits pursuant to their offer letters or other letter agreements. Mr. Dunn is eligible for 12 months of base salary and COBRA payments in the event his employment is terminated without cause at any time or if he resigns for good reason within 12 months after a change in control. Mr. Cauble is eligible to receive a lump sum payment equal to three months of base salary in the event his employment is terminated without cause. These severance benefits are contingent on the officer’s execution of a release of claims, return of all of our property and if applicable resignation from our board of directors.

The term “cause” as used in Mr. Dunn’s agreement means (a) an unauthorized use or disclosure of the Company’s confidential information or trade secrets which causes material harm to us, (b) a material breach of any agreements with us, (c) a material failure to comply with our policies or rules, (d) conviction of a felony, (e) gross negligence or willful misconduct, (f) a continuing failure to perform assigned duties, and (g) failure to cooperate with a governmental or internal investigation.

The term “good reason” as used in Mr. Dunn’s agreement means (a) a reduction in salary by more than 10%, (b) a change in position with us that materially reduces Mr. Dunn’s authority or responsibilities or (c) a relocation of Mr. Dunn’s workplace by more than 30 miles. In order for an event to constitute good reason, Mr. Dunn must notify us within 90 days and allow us 30 days to cure.

The term “cause” as used in Mr. Cauble’s agreement means (a) gross negligence, recklessness or willful misconduct, (b) a material breach of Mr. Cauble’s proprietary information and inventions agreement with us, (c) conviction of certain crimes, (d) willful neglect of duties, (e) failure to perform the essential functions of Mr. Cauble’s position due to a mental or physical disability, or (f) death.

Mr. Murray was eligible for the same severance benefits as Mr. Cauble. However, in May 2015, we entered into a letter agreement with Mr. Murray pursuant to which he received a lump sum payment equal to four months of his base salary in connection with his resignation as our Chief Financial Officer. Pursuant to that letter agreement we also agreed to accelerate vesting of 25% of Mr. Murray’s unvested equity awards and to extend the post-termination exercise period applicable to Mr. Murray’s outstanding options from three to six months. We also agreed to amend a promissory note between Mr. Murray and us so that the principal and accrued interest would be due 18 months after his employment terminated or, if sooner, 5 business days after a sale of the company or 190 days after our initial public offering.

Equity Acceleration

The stock options granted to Mr. Dunn will fully vest if we are subject to a change in control before Mr. Dunn’s service terminates, provided he agrees to provide services to the acquiring company for a period not to exceed six months.

In the case of the stock option granted to Mr. Cauble on January 16, 2014 and all of the stock options held by Mr. Murray, fifty percent of the unvested option shares will vest if we are subject to a change in control and the officer is terminated without cause or resigns for good reason within 12 months after the change in control.

The definitions of “cause” and “good reason” in the stock option agreements with our named executive officers are generally the same as in Mr. Dunn’s offer letter. The term “change in control” in our named executive officers’ option agreements means consummation of a merger of the company with or into another entity unless a majority of the voting power of the continuing or surviving entity or its parent will be owned by the company’s pre-merger stockholders or a dissolution, liquidation or winding up of the company.

Equity Plans

The principal features of our equity plans are summarized below. These summaries are qualified in their entirety by reference to the actual verbiage of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2008 Stock Plan

General. Our board of directors adopted the 2008 Stock Plan on April 2, 2008, and it was approved by our stockholders. We have subsequently amended the 2008 Stock Plan, with the most recent amendment occurring on April 15, 2015, the purpose of which was to increase the number of shares available for issuance under the 2008 Stock Plan. No further awards will be made under the 2008 Stock Plan following this offering; however, awards outstanding under the 2008 Stock Plan will continue in full effect in accordance with their existing terms.

Share Reserve. As of April 15, 2015, we have reserved 78,813,033 shares of our common stock for issuance under the 2008 Stock Plan. As of June 30, 2015, options to purchase 40,114,530 shares of common stock, at exercise prices ranging from $0.01 to $0.44 per share, or a weighted-average exercise price of $0.23 per share, were outstanding under the 2008 Stock Plan, and 4,217,046 shares of common stock remained available for future issuance under the 2008 Stock Plan. Unissued shares subject to awards that expire or are cancelled, award shares reacquired by us and shares withheld in payment of the purchase price or exercise price of an award or in satisfaction of withholding taxes will again become available for issuance under the 2008 Stock Plan or, following consummation of this offering, under the equity plan in effect following the completion of this offering.

Administration. Our board of directors has administered the 2008 Stock Plan since its adoption, however, following this offering, the compensation committee of our board of directors will generally administer the 2008 Stock Plan. The administrator has complete discretion to make all decisions relating to the 2008 Stock Plan and the outstanding awards.

Types of Awards. The 2008 Stock Plan provides for both the direct grant or sale of shares of our common stock and for the grant of options to purchase shares of our common stock. The 2008 Stock Plan allows for the grant of both incentive and nonstatutory stock options.

Eligibility. Employees, non-employee members of our board of directors and consultants are eligible to participate in the 2008 Stock Plan. However, only employees are eligible to receive incentive stock options.

Options. The exercise price of options granted under the 2008 Stock Plan may not be less than 100% of the fair market value of our common stock on the grant date. Optionees may pay the exercise price in cash or cash equivalents or by one or any combination of, the following forms of payment, as permitted by the administrator in its sole discretion:

•	By delivery of a full-recourse promissory note, with the option shares pledged as security against the principal and accrued interest on the note;

•	By surrender of shares of common stock that the optionee already owns;

•	By an immediate sale through a company-approved broker of the option shares and delivery of the sale proceeds to us, if shares of our common stock are publicly traded; or

•	By other methods permitted by applicable law.

The administrator determines the vesting schedule of options granted under the 2008 Stock Plan. In general, we have granted options that vest over a four-year period following the date of grant. In some cases, with respect to grants to our executive officers and other key employees, the options were immediately exercisable, subject to our right to repurchase any unvested shares upon an optionee’s termination of service. Options expire at the time determined by the administrator, but in no event more than ten years after they are granted, and generally expire earlier if the optionee’s service terminates.

Corporate Transactions. In the event that we are a party to a merger or consolidation, shares acquired under the 2008 Stock Plan will be subject to the agreement of merger or consolidation. Such agreement may provide for one or more of the following with respect to outstanding options:

•	The continuation, assumption or substitution of the option by the surviving entity or its parent;

•	Full vesting and exercisability of the option, followed by cancellation of the option if not exercised prior to the transaction; or

•	Cancellation of the option in exchange for a payment equal to the excess, if any, of the fair market value of the shares subject to the option over the exercise price per share of the option. Such payment may be subject to vesting based on the optionee’s continuing service, generally in accordance with the original vesting schedule applicable to the option.

The administrator is not obligated to treat all awards in the same manner. The administrator has the discretion, at any time, to provide that an award granted under the 2008 Stock Plan will vest on an accelerated basis if we are subject to a change of control or if the participant is subject to an involuntary termination.

Changes in Capitalization. In the event of certain specified changes in the capital structure of our common stock, such as a stock split, reverse stock split, stock dividend, reclassification or any other increase or decrease in the number of issued shares of stock effective without receipt of consideration by us, proportionate adjustments will automatically be made in each of (i) the number of shares available for future grants under the 2008 Stock Plan, (ii) the number of shares covered by each outstanding option, and (iii) the exercise price per share subject to each outstanding option. In the event of an extraordinary cash dividend that has a material effect on the fair market value of our common stock, a recapitalization, spin-off, or other similar occurrence, the administrator at its sole discretion may make appropriate adjustments to one or more of the foregoing.

Amendments or Termination. The administrator may at any time amend, suspend or terminate the 2008 Stock Plan, subject to stockholder approval in the case of an amendment if the amendment (i) increases the number of shares available for issuance or (ii) materially changes the class of persons eligible to receive incentive stock options. The 2008 Stock Plan will terminate automatically 10 years after the later of the date when our board of directors (i) adopted the 2008 Stock Plan or (ii) approved the latest increase in the number of shares available for issuance under the 2008 Stock Plan and such amendment was also approved by our stockholders. The 2008 Stock Plan will in any event terminate upon closing of this offering.

401(k) Plan

We maintain a 401(k) plan for employees. The 401(k) is intended to qualify under Section 401(k) of the Code (as defined below), so that contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to the employees until withdrawn, and so that contribution us, if any, will be deductible by us when made. Employees may elect to reduce their current compensation by up to the statutorily prescribed annual limits and to have the amount of such reduction contributed to the 401(k) plan. The 401(k) plan permits us to make contributions up to the limits allowed by law on behalf of all eligible employees. We have not made any contributions to the 401(k) plan to date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2012 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors, promoters or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described in “Management—Director Compensation” and “Executive Compensation.”

Sale of Series 5 Preferred Stock

In April 2014, in connection with the conversion of convertible notes payable and interest, we issued 4,501,808 shares of our Series 5 preferred stock at a purchase price of $0.51 per share for an aggregate purchase price of $2,274,764.

The following table summarizes purchases of shares of our Series 5 preferred stock by our executive officers, directors and holders of more than 5% of our capital stock.

	Shares of Series 5 Preferred Stock
Purchaser	Number of Shares	Aggregate Gross Consideration ($)
Montreux Equity Partners IV, L.P.(1)	1,270,282	641,873.50
Skyline Venture Partners V, L.P.(2)	3,231,526	1,632,890.09

Total	4,501,808	2,274,763.59

(1)	John J. Savarese, M.D., a member of our board of directors, is a Managing Director at Montreux Equity Partners.
(2)	John G. Freund, M.D., a member of our board of directors, is a Managing Director at Skyline Venture Partners.

Sale of Series 6 Preferred Stock

In April 2014, we issued and sold 36,061,625 shares of our Series 6 preferred stock at a purchase price of $0.92 per share for an aggregate purchase price of $32,999,993.

In May 2015, we completed a second closing of the sale of 23,652,869 shares of our Series 6 preferred stock at a purchase price of $0.92 per share for an aggregate purchase price of $21,644,741.

The following table summarizes purchases of shares of our Series 6 preferred stock by our executive officers, directors and holders of more than 5% of our capital stock.

	Shares of Series 6 Preferred Stock
Purchaser	Number of Shares	Aggregate Gross Consideration ($)
Entities affiliated with Montreux Equity Partners(1)	11,031,787	10,095,188.29
Skyline Venture Partners V, L.P.(2)	11,742,252	10,745,334.81
Redline Capital Management S.A.	14,206,097	12,999,999.37

Total	36,980,136	33,840,522.47

(1)	Includes (a) 10,150,680 shares of Series 6 preferred stock held by Montreux Equity Partners IV, L.P., and (b) 887,107 shares of Series 6 preferred stock held by Montreux IV Associates, L.L.C. John J. Savarese, M.D., a member of our board of directors, is a Managing Director at Montreux Equity Partners.

(2)	John G. Freund, M.D., a member of our board of directors, is a Managing Director at Skyline Venture Partners.

Bridge Financings

In July 2012, we completed a bridge financing with our existing investors, Montreux Equity Partners and Skyline Ventures, through which we issued convertible promissory notes in the aggregate principal amount of approximately $2.0 million. All of the convertible promissory notes issued in connection with this financing converted into shares of Series 5 preferred stock in April 2014. In July 2012, we issued warrants to purchase an aggregate of 988,522 shares of Series 5 preferred stock at an exercise price of $0.51 per share in connection with the bridge loan financing. These warrants terminate upon the earliest to occur of (i) July 25, 2019, (ii) an initial public offering, or (iii) a “corporate transaction” as defined in the Note and Warrant Purchase Agreement dated July 25, 2012.

Loans

In March 2008, we loaned Jeffrey W. Dunn, our President and Chief Executive Officer, $13,382 in connection with purchase of 3,823,500 shares of our common stock, or the Dunn Purchased Shares. The loan was evidenced by a full recourse promissory note, accrued interest on the outstanding principal amount at the rate of 2.25% per annum and was secured by a pledge of the Dunn Purchased Shares. As of June 30, 2015, the outstanding balance of this loan was $7,873, including principal of $6,691. This loan, including all unpaid accrued interest, was repaid in full by Mr. Dunn in July 2015.

In March 2008, we loaned Mark A Reiley, M.D., our Chief Medical Officer, $13,382 in connection with the exercise of options to purchase 3,823,500 shares of our common stock, or the Reiley Purchased Shares. The loan was evidenced by a full recourse promissory note, accrued interest on the outstanding principal amount at the rate of 2.25% per annum and was secured by a pledge of the Reiley Purchased Shares. As of June 30, 2015, the outstanding balance of this loan was $15,726, including principal of $13,382. This loan, including all unpaid accrued interest, was repaid in full by Dr. Reiley in July 2015.

In March 2013, we loaned Daniel P. Murray, our former Chief Financial Officer, $251,794 in connection with the exercise of options to purchase 2,113,040 shares of our common stock, or the Murray Purchased Shares. The loan was evidenced by a full recourse promissory note, accrued interest on the outstanding principal amount at the rate of 1.09% per annum and was secured by a pledge of the Murray Purchased Shares. As of June 30, 2015, the outstanding balance of this loan was $205,344, including principal of $200,394.

In February 2014, we loaned Jeffrey W. Dunn, $437,000 in connection with the exercise of options to purchase 3,133,983 shares of our common stock, or the 2014 Exercised Options. The loan was evidenced by a full recourse promissory note, accrued interest on the outstanding principal amount at the rate of 1.97% per annum and was secured by a pledge of the 2014 Exercised Options. As of June 30, 2015, the outstanding balance of this loan was $448,535, including principal of $437,000. This loan, including all unpaid accrued interest, was repaid in full by Mr. Dunn in                     2015.

Amended and Restated Investors’ Rights Agreement

We have entered into an investors’ rights agreement with certain holders of our preferred stock, including entities with which certain of our directors are affiliated. These stockholders are entitled to rights with respect to the registration of their shares following this offering under the Securities Act of 1933, as amended, or the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

Our amended and restated certificate of incorporation, which will be effective upon the completion of this offering, will contain provisions limiting the liability of directors, and our amended and restated bylaws, which will be effective upon the completion of this offering, will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by our board of directors.

We intend to enter into indemnification agreements with each of our directors and executive officers and certain other key employees. The indemnification agreements will provide that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer, or other key employee because of his or her status as one of our directors, executive officers, or other key employees, to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws. In addition, the indemnification agreements will provide that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees in connection with a legal proceeding involving his or her status as a director, executive officer or employee.

Policies and Procedures for Related Party Transactions

Our audit committee has the primary responsibility for the review, approval and oversight of any “related party transaction,” which is any transaction, arrangement, or relationship (or series of similar transactions, arrangements, or relationships) in which we are, were, or will be a participant and the amount involved exceeds $120,000, and in which the related person has, had, or will have a direct or indirect material interest. We intend to adopt a written related party transaction policy to be effective upon the completion of this offering. Under our related party transaction policy, our management will be required to submit any related person transaction not previously approved or ratified by our audit committee to our audit committee. In approving or rejecting the proposed transactions, our audit committee will take into account all of the relevant facts and circumstances available. Our audit committee will approve only those transactions that, as determined by our audit committee, are in, or are not inconsistent with, our best interests and the best interests of our stockholders.

Although we have not had a written policy prior to this offering for the review and approval of transactions with related persons, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest as to the agreement or transaction were disclosed to our board of directors. Our board of directors would take this information into account when evaluating the transaction and in determining whether such transaction was fair to us and in the best interests of all of our stockholders.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of June 30, 2015, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 225,070,281 shares of common stock outstanding at June 30, 2015, after giving effect to the conversion of all outstanding shares of preferred stock as of that date into an aggregate of 167,209,593 shares of our common stock and the conversion of all outstanding shares of series 1 common stock and series 2 common stock into an aggregate of 57,860,688 shares of our common stock, which will occur immediately prior to the closing of this offering. For purposes of computing percentage ownership after this offering, we have assumed that (i)             shares of common stock will be issued by us in this offering; (ii) the issuance of              shares of common stock upon the net exercise of warrants to purchase 988,522 shares of preferred stock, with a price of $0.51 per share, and the conversion into approximately              shares of common stock immediately prior to the closing of this offering, assuming an initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and (iii) that the underwriters will not exercise their right to purchase             additional shares to cover over-allotments. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of June 30, 2015. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person or entity. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o SI-BONE, Inc., 3055 Olin Avenue, Suite 2200, San Jose, California 95128.

	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned
Name of Beneficial Owner		Before the Offering	After the Offering
Named Executive Officers and Directors:
David Bonita, M.D.(1)	10,301,872	4.6%
Jason H. Cauble(2)	1,625,165	*
Timothy E. Davis, Jr.(3)	489,277	*
Jeffrey W. Dunn(4)	14,997,458	6.5%
John G. Freund, M.D.(5)	66,273,718	29.4%
Gregory K. Hinckley(6)	1,048,185	*
Daniel P. Murray(7)	4,140,380	1.8%
Mark A. Reiley, M.D.(8)	15,784,190	6.9%
John J. Savarese, M.D.(9)	32,467,573	14.4%
All Executive Officers and Directors as a Group (10 persons)(10)	150,556,529	62.7%
5% Stockholders:
Entities affiliated with Montreux Equity Partners(11)	32,467,573	14.4%
Redline Capital Management S.A.(12)	14,206,097	6.3%
Skyline Venture Partners V, L.P.(13)	66,273,718	29.4%

*	Less than 1 percent.
(1)	Consists of 10,301,872 shares of common stock held by OrbiMed Private Investments V, LP. (“OPI V”). OrbiMed Capital GP V LLC (“GP V”) is the general partner of OPI V and OrbiMed Advisors LLC (“OrbiMed”) is the managing member of GP V. Samuel D. Isaly is the managing member of and owner of a controlling interest in OrbiMed and may be deemed to have voting and investment power over the securities held by OPI V. Dr. Bonita is an employee of OrbiMed. Each of GP V, OrbiMed, Mr. Isaly, and Dr. Bonita disclaims beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein, if any.
(2)	Consists of 1,625,165 shares of common stock issuable to Mr. Cauble pursuant to options exercisable within 60 days of June 30, 2015, of which 508,203 of the shares were unvested as of such date.
(3)	Consists of (i) 109,277 shares of common stock held by Mr. Davis and (ii) 380,000 shares of common stock issuable to Mr. Davis pursuant to options exercisable within 60 days of June 30, 2015.
(4)	Consists of (i) 9,935,734 shares of common stock held by Jeffrey W. Dunn as Trustee of the Jeffrey W. Dunn Living Trust Dated May 17, 2012, of which 719,337 of the shares were unvested as of June 30, 2015, and (ii) 5,061,724 shares of common stock issuable to Mr. Dunn pursuant to options exercisable within 60 days of June 30, 2015, of which 3,273,043 of the shares were unvested as of such date. These shares do not include any shares subject to a voting agreement that will terminate upon the completion of this offering.
(5)	Consists of (i) 65,564,129 shares of common stock held by Skyline Venture Partners and (ii) 709,589 shares of common stock issuable to Skyline Venture Partners upon the deemed conversion of shares of our preferred stock, which are issuable upon the exercise of warrants, as reflected in footnote 13 below. Dr. Freund, a member of our board of directors, is a managing member at Skyline Venture Management V, LLC, the general partner of Skyline Venture Partners, and has shared voting and dispositive power with regard to the shares directly held by Skyline Venture Partners. Dr. Freund disclaims beneficial ownership of all the shares held by Skyline Venture Partners except to the extent of his pecuniary interest therein.
(6)	Consists of (i) 504,269 shares of common stock held by Mr. Hinckley and (ii) 543,916 shares of common stock held by Gregory K. Hinckley and Mary C. Hinckley as Community Property with the Right of Survivorship.
(7)	Consists of (i) 93,750 shares of common stock held by Mr. Murray (ii) 2,987,921 shares of common stock held by Daniel P. Murray and Dawn Murray as Community Property, of which 116,144 of the shares were unvested as of June 30, 2015, and (iii) 1,058,709 shares of common stock issuable to Mr. Murray pursuant to options exercisable within 60 days of June 30, 2015, of which 849,411 of the shares were unvested as of such date.
(8)	Consists of (i) 12,559,926 shares of common stock held by Dr. Reiley (ii) 501,109 shares of common stock held by Mark A. Reiley and Muriel Reiley as joint tenants with the right of survivorship, (iii) 350,000 shares of common stock held by The Mark and Muriel Reiley Charitable Remainder Unitrust and (iv) 2,373,155 shares of common stock issuable to Dr. Reiley pursuant to options exercisable within 60 days of June 30, 2015, of which 1,487,071 of the shares were unvested as of such date.
(9)	Consists of (i) 29,893,377 shares of common stock held by Montreux Equity Partners IV, L.P., (ii) 278,933 shares of common stock issuable to Montreux Equity Partners IV, L.P. upon the deemed conversion of shares of our preferred stock, which are issuable upon the exercise of warrants, and (iii) 2,295,263 shares of common stock held by Montreux IV Associates IV, L.L.C., as reflected in footnote 11 below. John J. Savarese, M.D., a member of our board of directors, is a manager at Montreux Equity Management IV, L.L.C., the sole general partner of Montreux Equity Partners IV, L.P. and Montreux IV Associates IV, L.L.C., and has shared voting and investment power over the shares held by each of Montreux Equity Partners IV, L.P. and Montreux IV Associates, L.L.C. Dr. Savarese disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.
(10)	Includes (i) 147,127,818 shares of common stock beneficially owned by the directors and named executive officers and (ii) 3,428,711 shares of common stock issuable to an executive officer who is not a named executive officer pursuant to options exercisable within 60 days of June 30, 2015, of which 3,214,417 of the shares were unvested as of such date.

(11)	Consists of (i) 29,893,377 shares of common stock held by Montreux Equity Partners IV, L.P., (ii) 278,933 shares of common stock issuable to Montreux Equity Partners IV, L.P. upon the deemed conversion of shares of our preferred stock, which are issuable upon the exercise of warrants, and (iii) 2,295,263 shares of common stock held by Montreux IV Associates, L.L.C. John J. Savarese, M.D., a member of our board of directors, along with Daniel K. Turner III, and Howard D. Palefsky are the managers of Montreux Equity Management IV, L.L.C., the sole general partner of each of Montreux Equity Partners IV, L.P. and Montreux IV Associates IV, L.L.C., and may be deemed to share voting and investment power over the shares held by each of Montreux Equity Partners IV, L.P. and Montreux IV Associates, L.L.C. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest. The address of the principal place of business of each of the entities and individuals listed above is One Ferry Building, Suite 255, San Francisco, CA 94111.
(12)	Alexey Buyanov and Sabine Teske are the managing directors of Redline Capital Management S.A. and may be deemed to have voting and dispositive power over the shares held by Redline Capital Management S.A. The address for Redline Capital Management S.A. is avenue Monterey, L-2163 Luxembourg, G.D. Luxembourg.
(13)	Consists of (i) 65,564,129 shares of common stock held by Skyline Venture Partners V, L.P. (“Skyline Venture Partners”) and (ii) 709,589 shares of common stock issuable to Skyline Venture Partners upon the deemed conversion of shares of our preferred stock, which are issuable upon the exercise of warrants. The general partner of Skyline Venture Partners is Skyline Venture Management V, LLC. John G. Freund, M.D. and Yasunori Kaneko are managing members of Skyline Venture Management V, LLC. These individuals share voting and investment power over the shares held by Skyline Venture Management, LLC. Each of these individuals disclaims beneficial ownership of all the shares held by Skyline Venture Partners except to the extent of his proportionate pecuniary interest therein. The address of each of the entities identified in this footnote is 525 University Avenue, Suite 1350, Palo Alto, California 94301.

DESCRIPTION OF CAPITAL STOCK

A description of our capital stock and the material terms and provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering and affecting the rights of holders of our capital stock is set forth below. The forms of our amended and restated certificate of incorporation and our amended and restated bylaws to be adopted in connection with this offering will be filed as exhibits to the registration statement relating to this prospectus.

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Upon the completion of this offering, our authorized capital stock will consist of             shares, all with a par value of $0.0001 per share, of which:

•	shares are designated common stock; and

•	shares are designated preferred stock.

As of June 30, 2015, and after giving effect to (i) the automatic conversion of all of our outstanding preferred stock into common stock immediately prior to the closing of this offering and (ii) the issuance of              shares of common stock upon the net exercise of warrants to purchase 988,522 shares of preferred stock, with a price of $0.51 per share, and the conversion into approximately              shares of common stock immediately prior to the closing of this offering, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, there were outstanding:

•	shares of our common stock held of record by stockholders;

•	40,114,530 shares of our common stock issuable upon exercise of outstanding stock options; and

•	2,722,309 shares of our common stock issuable upon exercise of the outstanding warrants held by our lender in connection with our credit facilities.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. See “Dividend Policy” for more information.

Voting Rights

The holders of our common stock are entitled to one vote per share. Stockholders do not have the ability to cumulate votes for the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Reclassification of Common Stock

Prior to this offering, we had two classes of common stock outstanding: Series 1 common stock and Series 2 common stock. The holders of our Series 2 common stock are entitled to one vote per share and the holders of our Series 1 common stock do not have voting rights, except as required by applicable law. Immediately prior to the closing of this offering, we will reclassify all outstanding shares of our Series 1 common stock and Series 2 common stock into a single class of common stock named “common stock,” which shall have the same voting powers, preferences, rights and qualifications, limitations and restrictions as the current Series 2 common stock.

Preferred Stock

Upon the completion of this offering, no shares of preferred stock will be outstanding, but we will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Options

As of June 30, 2015, we had options to purchase 40,114,530 shares of our common stock outstanding under our 2008 Stock Plan.

Warrants

In July 2012, we issued warrants to purchase an aggregate of 988,522 shares of Series 5 preferred stock at an exercise price of $0.51 per share in connection with a bridge loan financing entered into with our investors, Montreux Equity Partners and Skyline Ventures. As of June 30, 2015, the warrants were exercisable for an aggregate of 988,522 shares of Series 5 preferred stock at an exercise price of $0.51 per share until their expiration upon the earliest to occur of (i) July 25, 2019, (ii) an initial public offering, or (iii) a “corporate transaction” as defined in the Note and Warrant Purchase Agreement, dated July 25, 2012.

In connection with the Loan and Security Agreement we entered into with Silicon Valley Bank, or SVB, in July 2013, we issued to each of SVB and Westriver Mezzanine Loans, LLC, or Westriver, a warrant to purchase, in the aggregate, 1,818,182 shares of our common stock at an exercise price of $0.22 per share. As of June 30, 2015, the warrants were exercisable for an aggregate of 1,818,182 shares of common stock at an exercise price of $0.22 per share until their expiration in July 2023. In addition, we issued to SVB, a warrant to purchase 395,804 shares of our Series 5 preferred stock at an exercise price of $0.51 per share. As of June 30, 2015, the warrant was exercisable for an aggregate of 395,804 shares of Series 5 preferred stock at an exercise price of $0.51 per share until its expiration in July 2023.

In connection with the Amended and Restated Loan and Security Agreement we entered into with SVB in November 2014, we issued to each of SVB and Westriver, warrants to purchase, in the aggregate, 394,736 shares of our common stock at an exercise price of $0.19 per share. As of June 30, 2015, the warrants were exercisable for an aggregate of 394,736 shares of common stock at an exercise price of $0.19 per share until their expiration in November 2024. In addition, we issued to SVB a warrant to purchase 113,587 shares of our Series 6 preferred stock at an exercise price of $0.92 per share. As of June 30, 2015, the warrant was exercisable for an aggregate of 113,587 shares of Series 6 preferred stock at an exercise price of $0.92 per share until its expiration on November 25, 2024.

Registration Rights

After this offering, the holders of 167,209,593 shares of our common stock issued upon the conversion of our preferred stock will be entitled to contractual rights to require us to register those shares under the Securities Act of 1933, as amended, or the Securities Act. These rights are provided under the terms of our amended and restated investors’ rights agreement. If we propose to register any of our securities under the Securities Act for our own account, holders of shares having registration rights are entitled to include their shares in our registration statement, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in the registration.

We will pay all expenses relating to any demand, piggyback or Form S-3 registration described below, other than underwriting discounts and commissions. The registration rights terminate upon the earliest to occur of: (i) the fourth anniversary of the completion of this offering; (ii) a liquidation event; or (iii) with respect to the registration rights of an individual holder, the earlier of the date that all shares held by the holder can be sold in compliance with Rule 144 or if the holder holds one percent or less or our outstanding common stock and all such shares can be sold in any three-month period in compliance with Rule 144.

Demand Registration Rights

The holders of the registrable securities will be entitled to certain demand registration rights. At any time beginning on the earlier of April 2019 or 180 days following the effectiveness of this offering, the holders of 40% or more of the registrable securities then outstanding, may make a written request that we register at least 20% of the registrable securities, subject to certain specified conditions and exceptions. Such request for registration must cover securities the aggregate offering price of at least $10,000,000, net of underwriting discounts and commissions if the proposed number of securities to be registered is less than 20% of the total number of registrable securities. We not obligated to effect more than two of these registrations.

Piggyback Registration Rights

If we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, the holders of shares having registration rights will, subject to certain exceptions, be entitled to include their shares in our registration statement. These registration rights are subject to specified conditions and limitations, including but not limited to the right of the underwriters to limit the number of shares included in any such offering under certain circumstances, but not below 15% of the total amount of securities included in such offering.

Form S-3 Registration Rights

At any time after we are qualified to file a registration statement on Form S-3, and subject to limitations and conditions specified in the amended and restated investors’ rights agreement, the holders of at least 5,000,000 of the registrable securities may make a written request that we prepare and file a registration statement on Form S-3 under the Securities Act covering their shares, so long as the aggregate price to the public, net of any underwriters’ discounts and commissions, is at least $3,000,000. We are not obligated to effect more than one of these Form S-3 registrations in any 12-month period.

Anti-Takeover Provisions

Delaware Law

Upon the completion of this offering, we will be governed by the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder; or

•	subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Certificate of Incorporation and Bylaws Provisions

Upon the completion of this offering, our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•	Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize our board of directors to fill vacant directorships, including newly-created seats. In addition, the number of directors constituting our board of directors will be set only by resolution adopted by a majority vote of our entire board of directors. These provisions will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•	Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors will be classified into three classes of directors, each of whom will hold office for a three-year term. In addition, directors may only be removed from the board of directors for cause and only by the approval of % of our then-outstanding shares of our common stock. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror.

•

Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation will provide that stockholders will not be able to take action by written consent, and will only be able to take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority vote of our entire board of directors, the chairman of our board of directors or our chief executive officer.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

•	Issuance of Undesignated Preferred Stock. Our board of directors will have the authority, without further action by the holders of common stock, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock will enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Choice of Forum

Upon the completion of this offering, our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Transfer Agent and Registrar

Upon the completion of this offering the transfer agent and registrar for our common stock will be         . The transfer agent’s address is         , and the telephone number is         .

Listing

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “SIBN.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market following this offering or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Following this offering, we will have outstanding             shares of our common stock, based on the number of shares outstanding as of             . This includes             shares of common stock that we are selling in this offering, which shares may be resold in the public market immediately unless purchased by our affiliates, and assumes no additional exercise of outstanding options other than as described elsewhere in this prospectus.

The remaining             shares of common stock that are not sold in this offering will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

In addition, we, our executive officers and directors, and substantially all of our security holders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our capital stock until at least 181 days after the date of this prospectus, as described below. As a result of these agreements and the provisions of our investors’ rights agreement disclosed in “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of             ,             shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares sold in this offering will be immediately available for sale in the public market, unless purchased by our affiliates;

•	beginning 181 days after the date of this prospectus, additional shares will become eligible for sale in the public market, of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•	the remainder of the shares will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our restricted common stock for at least six months would be entitled to sell their securities provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, and we are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for at least 90 days before the sale. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the completion of this offering without regard to whether current public information about us is available. Persons who have beneficially owned shares of our restricted common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of common shares then outstanding, which will equal approximately shares immediately after this offering assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of common shares outstanding as of ; or

•	the average weekly trading volume of our common shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Any of our service providers who purchased shares under a written compensatory plan or contract prior to this offering may be entitled to rely on the resale provisions of Rule 701. Rule 701, as currently in effect, permits resales of shares, including by affiliates, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares if such resale is pursuant to Rule 701. All Rule 701 shares are, however, subject to lock-up agreements and will only become eligible for sale upon the expiration of these lock-up agreements.

Lock-Up Agreements

In connection with this offering, we and all directors and officers and the holders of substantially all of our outstanding stock and stock options have agreed with the underwriters, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. These agreements are subject to certain exceptions, as set forth in “Underwriting.”

Certain of our employees, including our executive officers, and directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to our initial public offering described above.

Registration Rights

Upon completion of this offering, the holders of 167,209,593 shares of our common stock will be entitled to rights with respect to the registration of the sale of such shares of common stock under the Securities Act. See “Description of Capital Stock—Registration Rights.” All such shares are covered by lock-up agreements. Following the expiration of the lock-up period, registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

Equity Plans

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our equity plans. We expect to file this registration statement as soon as practicable after the completion of this offering. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock plans, see “Executive Compensation—Equity Plans.”

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a discussion of certain material U.S. federal income tax considerations with respect to the ownership and disposition of shares of common stock applicable to non-U.S. holders who acquire such shares in this offering and hold such shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “U.S. persons,” as defined under the Code, have the authority to control all substantial decisions of the trust or (ii) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is based on current provisions of the Code, Treasury regulations promulgated thereunder (“Treasury Regulations”), judicial opinions, published positions of the Internal Revenue Service and other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, any U.S. federal estate and gift taxes, any U.S. alternative minimum taxes or any state, local or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” non-U.S. holders that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment and certain U.S. expatriates).

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner therein will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our common stock should consult their tax advisor as to the particular U.S. federal income tax consequences applicable to them.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, FOREIGN INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Dividends

We have no present intention to make distributions on our common stock. In general, the gross amount of any distribution we make to a non-U.S. holder with respect to its shares of common stock will be subject to U.S.

federal withholding tax at a rate of 30% to the extent the distribution constitutes a dividend for U.S. federal income tax purposes, unless the non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent any distribution does not constitute a dividend, it will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of common stock and then, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of common stock, as gain from the sale or exchange of such stock. Any such gain will be subject to the treatment described below under “—Gain on Sale or Other Disposition of Common Stock.”

Dividends we pay to a non-U.S. holder that are effectively connected with its conduct of a trade or business within the United States (and, if required by an applicable tax treaty, are attributable to a U.S. permanent establishment of such non-U.S. holder) will not be subject to U.S. federal withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, at regular U.S. federal income tax rates. Dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business within the United States may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of our common stock, and the non-U.S. holder has held, at any time during said period, more than 5% of our common stock, provided that our common stock is regularly traded on an established securities market within the meaning of applicable Treasury Regulations.

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax on a net income tax basis, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses. We believe that we are not and we do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

The Foreign Account Tax Compliance Act, or FATCA, will impose a U.S. federal withholding tax of 30% on certain payments to foreign financial institutions, investment funds and certain other non-U.S. persons that fail to comply with certain information reporting and certification requirements pertaining to their direct and indirect U.S. securityholders and/or U.S. accountholders. Such payments would include our dividends and the gross proceeds from the sale or other disposition of our common stock currently. Under applicable Treasury

Regulations, this withholding will apply to payments of dividends on our common stock and to payments of gross proceeds from a sale or other disposition of our common stock made on or after January 1, 2017. An intergovernmental agreement between the U.S. and a foreign country may modify the requirements described in this paragraph. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of this information reporting may also be made available under the provisions of a specific income tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding for dividends on our common stock paid to such holder unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person) or otherwise establishes an exemption.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes of its shares of common stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the Internal Revenue Service and also backup withhold on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. person (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person) or otherwise establishes an exemption. Information reporting will also apply if a non-U.S. holder sells its shares of common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. person (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person) and certain other conditions are met, or such non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the Internal Revenue Service in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Canaccord Genuity Inc.
JMP Securities LLC

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional             shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:
Proceeds, before expenses

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $         million. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “SIBN”.

We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	transactions by a securityholder relating to shares of common stock or other securities acquired (i) in open market transactions after the closing of this offering or (ii) except in the case where the securityholder is an officer or director of ours, in this offering; provided that, in each case (i) and (ii), no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, is required or voluntarily made during the restricted period in connection with subsequent sales of common stock or other securities acquired in such open market transactions or in this offering;

•	transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock (i) as a bona fide gift, (ii) to an immediate family member or a trust for the direct or indirect benefit of the transferor or such immediate family member of the transferor, (iii) to any corporation, partnership, limited liability company, investment fund or other entity controlled or managed, or under common control or management by the transferor or the immediate family of the transferor, or (iv) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the transferor, provided in each case that (a) each distributee or transferee signs and delivers a lock-up letter and (b) no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares shall be required or voluntarily made during the restricted period (other than a filing on a Form 5);

•	distributions or transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to general or limited partners, members or stockholders of the transferor, provided that (i) each distributee or transferee shall sign and deliver a lock-up letter and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period (other than a filing on a Form 5);

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the person or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period;

•	the exercise of options to purchase shares of common stock granted under any stock incentive plan or stock purchase plan described in this prospectus, provided that (i) the underlying shares shall continue to be subject to the restrictions on transfer set forth in the lock-up agreement and (ii) any filing under Section 16 of the Exchange Act made during the restricted period shall clearly indicate that (A) the filing relates to the circumstances described above and (B) no securities were sold by the person, and (iii) the person does not otherwise voluntarily effect any other public filing or report regarding such transfers during the restricted period;

•	the receipt from us of shares of common stock upon (A) the exercise or settlement of options or restricted stock units granted under a stock incentive plan or other equity award plan, which plan is described in this prospectus or (B) the exercise of warrants outstanding and which are described in the this prospectus, or (ii) the transfer of shares of common stock or any securities convertible into common stock to us upon a vesting or settlement event of our securities or upon the exercise of options or warrants to purchase our securities on a “cashless” or “net exercise” basis to the extent permitted by the instruments representing such options or warrants (and any transfer to us necessary to generate such amount of cash needed for the payment of taxes, including estimated taxes, due as a result of such vesting or exercise whether by means of a “net settlement” or otherwise) so long as such “cashless exercise” or “net exercise” is effected solely by the surrender of outstanding options or warrants (or the common stock issuable upon the exercise thereof) to us and our cancellation of all or a portion thereof to pay the exercise price and/or withholding tax and remittance obligations, provided that (1) in the case of (i), the shares received upon exercise or settlement of the option, restricted stock unit, or warrant are subject to the terms of the lock-up agreement and (2) to the extent a filing under Section 16 of the Exchange Act is required to made during the restricted period as a result of transfers, it shall clearly indicate that (A) the filing relates to the circumstances described above and (B) no securities were sold by the transferor in the open market, and (3) the transferor does not otherwise voluntarily effect any other public filing or report regarding such transfers during the restricted period;

•	the transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to us pursuant to agreements under which we have the option to repurchase such shares or a right of first refusal with respect to transfers of such shares, provided that (1) to the extent a filing under Section 16 of the Exchange Act is required to made during the restricted period as a result of such transfers, it shall clearly indicate that (A) the filing relates to the circumstances described above and (B) no securities were sold by the transferor in the open market, and (2) the transferor does not otherwise voluntarily effect any other public filing or report regarding such transfers during the restricted period;

•	the transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock that occurs pursuant to a qualified domestic order or in connection with a divorce settlement, provided that (i) each transferee shall sign and deliver a lock-up agreement, (ii) any filing under Section 16 of the Exchange Act made during the restricted period shall clearly indicate in the footnotes thereto that (A) the filing relates to the circumstances described above and (B) no securities were sold by the transferor, and (iii) the transferor does not otherwise voluntarily effect any other public filing or report regarding such transfers during the restricted period;

•	the conversion of the outstanding preferred stock into shares of our common stock, provided that such shares of common stock remain subject to the terms of the lock-up agreement; or

•	the sale of shares of common stock to the underwriters pursuant to the underwriting agreement.

Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have performed and may in the future perform various financial advisory and investment banking services for us, for which they will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our results from operations and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area, an offer to the public of any shares of our common stock may not be made in that Member State, except that an offer to the public in that Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Member State:

(i)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(ii)	150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(iii)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive) and includes any relevant implementing measure in each Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and

Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Redwood City, California. As of the date of this prospectus, an investment fund associated with Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP beneficially owned less than 0.25% of the outstanding shares of our common stock. Shearman & Sterling, LLP, New York, New York is representing the underwriters in this offering.

EXPERTS

The consolidated financial statements of SI-BONE, Inc. as of December 31, 2014 and December 31, 2013 and for each of the three years in the period ended December 31, 2014 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document that is filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. You may read and copy the registration statement and its exhibits and schedules at the SEC’s public reference room, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers, like us, that file documents electronically with the SEC. The address of that website is www.sec.gov. The information on the SEC’s web site is not part of this prospectus, and any references to this web site or any other web site are inactive textual references only.

Upon completion of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.si-bone.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website is not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock. We have included our website address in this prospectus solely as an inactive textual reference.

SI-BONE, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

of SI-BONE, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of changes in convertible preferred stock and stockholders’ deficit, and of cash flows present fairly, in all material respects, the financial position of SI-Bone, Inc. and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Company has experienced significant recurring operating losses and negative cash flows from operations. Management’s plans with regards to its liquidity are also discussed in Note 1.

/s/ PricewaterhouseCoopers LLP

San Jose, California

August 5, 2015

SI-BONE, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,		March 31,	Proforma Stockholders’ Equity March 31, 2015
	2013	2014	2015
			(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$8,519	$17,598	$10,929
Accounts receivable, net of allowance for doubtful accounts of $139, $359 and $359 (unaudited) at December 31, 2013 and 2014 and March 31, 2015, respectively	6,037	5,877	5,398
Inventory	1,259	1,685	1,758
Prepaid expenses and other current assets	655	837	943

Total current assets	16,470	25,997	19,028
Property and equipment, net	1,200	2,607	2,793
Restricted cash	50	50	50
Deposits	224	269	318
Intangible assets, net	70	62	61

TOTAL ASSETS	$18,014	$28,985	$22,250

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable	$3,734	$2,605	$2,488
Accrued liabilities and other	4,249	4,338	4,147
Short-term borrowings	2,223	—	—

Total current liabilities	10,206	6,943	6,635
Convertible preferred stock warrants	357	325	469
Long-term borrowings	9,461	15,150	15,185

TOTAL LIABILITIES	20,024	22,418	22,289

Commitments and contingencies (Note 5)
Convertible preferred stock, $0.0001 par value;
Authorized: 103,328,941, 145,828,941, 145,828,941 (unaudited) shares at December 31, 2013 and 2014 and March 31, 2015 respectively; Issued and outstanding: 102,993,291, 143,556,724 and 143,556,724 (unaudited) shares at December 31, 2013 and 2014 and March 31, 2015 respectively; (Liquidation preference of $36,355, $71,629, and $71,629 (unaudited) at December 31, 2013 and 2014 and March 31, 2015, respectively); no shares authorized, issued or outstanding pro forma at March 31, 2015 (unaudited)	36,014	71,200	71,200

STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock, $0.0001 par value; Authorized: 173,000,000, 255,000,000 shares and 255,000,000 (unaudited) at December 31, 2013 and 2014 and March 31, 2015, respectively; Issued and outstanding: 47,030,708, 53,367,688 and 56,968,503 (unaudited) shares, respectively at December 31, 2013 and 2014 and March 31, 2015; (unaudited) shares issued and outstanding pro forma at March 31, 2015	4	5	5
Additional paid-in capital	2,357	3,802	4,508
Stockholders’ notes receivable	(224)	(656)	(656)
Accumulated other comprehensive income (loss)	(25)	158	439
Accumulated deficit	(40,136)	(67,942)	(75,535)

TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	(38,024)	(64,633)	(71,239)	$

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)	$18,014	$28,985	$22,250

The accompanying notes are an integral part of these consolidated financial statements.

SI-BONE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	Year Ended December 31,				Three Months Ended March 31,
	2012	2013	2014		2014	2015
					(unaudited)
Revenue	$37,016	$48,999		$40,054	$10,500		$10,323
Cost of goods sold	3,041	4,332		6,500	1,202		1,771

Gross profit	33,975	44,667		33,554	9,298		8,552

Operating expenses
Sales and marketing	35,691	34,744		40,625	8,586		10,346
Research and development	3,770	8,374		9,172	2,141		2,128
General and administrative	5,233	6,846		10,058	2,055		2,934

Total operating expenses	44,694	49,964		59,855	12,782		15,408

Loss from operations	(10,719)	(5,297)		(26,301)	(3,484)		(6,856)
Interest and other income (expense), net
Interest income	5	3		15	1		5
Interest expense	(231)	(912)		(1,536)	(274)		(349)
Other income (expense), net	42	62		18	(5)		(393)

Loss before income taxes	(10,903)	(6,144)		(27,804)	(3,762)		(7,593)
Provision for income taxes	—	10		2	—		—

Net loss	(10,903)	(6,154)		(27,806)	(3,762)		(7,593)
Other comprehensive income (loss)
Changes in foreign currency translation	(22)	(3)		183	51		281

Comprehensive loss	$(10,925)	$(6,157)		$(27,623)	$(3,711)		$(7,312)

Net loss attributable to common stockholders per share, basic and diluted (Note 14)	$(0.32)	$(0.15)		$(0.58)	$(0.08)		$(0.14)

Weighted-average number of common shares used to compute basic and diluted net loss per share (Note 14)	34,076,263	41,201,966		48,035,918	45,190,957		52,592,709

Pro forma net loss per share, basic and diluted (unaudited) (Note 14)			$			$

Pro forma weighted-average number of common shares used to compute basic and diluted net loss per share (unaudited) (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

SI-BONE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share and per share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Stockholders’ Notes Receivable	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit

	Shares	Amount	Shares	Amount
Balances at December 31, 2011	102,993,291	$36,026	41,830,790	$3	$594	$(31)	$—	$(23,079)	$(22,513)
Issuance of common stock upon exercise of stock options for cash, net of unvested early exercises	—	—	915,645	—	59	—	—	—	59
Repurchase of unvested early exercises	—	—	(249,716)	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	433	—	—	—	433
Vesting of early exercised stock options	—	—	—	1	179	—	—	—	180
Convertible preferred stock Series 5 issuance cost	—	(12)	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	(22)	—	(22)
Net loss	—	—	—	—	—	—	—	(10,903)	(10,903)

Balances at December 31, 2012	102,993,291	36,014	42,496,719	4	1,265	(31)	(22)	(33,982)	(32,766)
Issuance of common stock upon exercise of stock options for cash, net of unvested early exercises	—	—	4,683,989	—	169	—	—	—	169
Stock-based compensation	—	—	—	—	515	—	—	—	515
Issuance of warrant to purchase common stock	—	—	—	—	244	—	—	—	244
Issuance of stockholders’ note receivable	—	—	—	—	—	(200)	—	—	(200)
Repayment of stockholders’ note receivable	—	—	—	—	—	7	—	—	7
Repurchase of common stock	—	—	(150,000)	—	(45)	—	—	—	(45)
Vesting of early exercised stock options	—	—	—	—	209	—	—	—	209
Foreign currency translation	—	—	—	—	—	—	(3)	—	(3)
Net loss	—	—	—	—	—	—	—	(6,154)	(6,154)

Balances at December 31, 2013	102,993,291	36,014	47,030,708	4	2,357	(224)	(25)	(40,136)	(38,024)
Issuance of common stock upon exercise of stock options for cash, net of unvested early exercises	—	—	6,336,980	—	335	—	—	—	335
Stock-based compensation	—	—	—	—	804	—	—	—	804
Issuance of convertible preferred stock, net of issuance costs	36,061,625	32,912	—	—	—	—	—	—	—
Conversion of debt	4,501,808	2,274	—	—	—	—	—	—	—
Issuance of warrant to purchase common stock	—	—	—	—	47	—	—	—	47
Issuance of stockholders’ note receivable	—	—	—	—	—	(437)	—	—	(437)
Repayment of stockholders’ note receivable	—	—	—	—	—	5	—	—	5
Vesting of early exercised stock options	—	—	—	1	259	—	—	—	260
Foreign currency translation	—	—	—	—	—	—	183	—	183
Net loss	—	—	—	—	—	—	—	(27,806)	(27,806)

Balances at December 31, 2014	143,556,724	71,200	53,367,688	5	3,802	(656)	158	(67,942)	(64,633)
Issuance of stock options for cash, net of unvested early exercises (unaudited)	—	—	3,600,815	—	414	—	—	—	414
Stock-based compensation (unaudited)	—	—	—	—	212	—	—	—	212
Vesting of early exercised stock options (unaudited)	—	—	—	—	80	—	—	—	80
Foreign currency translation (unaudited)	—	—	—	—	—	—	281	—	281
Net loss (unaudited)	—	—	—	—	—	—	—	(7,593)	(7,593)

Balances at March 31, 2015 (unaudited)	143,556,724	$71,200	56,968,503	$5	$4,508	$(656)	$439	$(75,535)	$(71,239)

The accompanying notes are an integral part of these consolidated financial statements.

SI-BONE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
				(unaudited)
Cash flows from operating activities
Net loss	$(10,903)	$(6,154)	$(27,806)	$(3,762)	$(7,593)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	42	50	287	11	173
Provision for doubtful accounts	8	119	339	55	—
Stock-based compensation	433	515	804	137	212
Change in fair value of convertible preferred stock warrant liability	—	(19)	(81)	—	144
Loss on write-off of property and equipment	—	—	956	—	—
Amortization of debt discount	106	200	112	27	35
Changes in operating assets and liabilities				—	—
Accounts receivable	(4,145)	836	(179)	260	479
Inventory	(350)	(76)	(426)	(104)	(73)
Prepaid expenses and other assets	112	(57)	(227)	(12)	(155)
Accounts payable	(245)	1,916	(882)	816	(117)
Accrued liabilities and other	183	2,104	776	(1,926)	(111)

Net cash used in operating activities	(14,759)	(566)	(26,327)	(4,498)	(7,006)

Cash flows from investing activities
Purchase of property and equipment	(39)	(735)	(2,869)	(638)	(358)

Net cash used in investing activities	(39)	(735)	(2,869)	(638)	(358)

Cash flows from financing activities
Proceeds from the exercise of common stock options, net	59	98	192	45	414
Common stock repurchased	—	(45)	—	—	—
Repayment of stockholders’ note receivable	—	7	5	5	—
Proceeds from debt financing	4,000	10,000	5,150	—	—
Repayment of borrowings	—	—	(167)	—	—
Proceeds from the issuance of convertible preferred stock, net	(12)	—	32,912	—	—
Repayment of line of credit	—	(2,000)	—	—	—

Net cash provided by financing activities	4,047	8,060	38,092	50	414

Effect of exchange rate changes on cash and cash equivalents	(22)	(3)	183	(1)	281

Net increase (decrease) in cash and cash equivalents	(10,773)	6,756	9,079	(5,087)	(6,669)
Cash and cash equivalents at
Beginning of year	12,536	1,763	8,519	8,519	17,598

End of year	$1,763	$8,519	$17,598	$3,432	$10,929

Supplemental disclosure of cash flow information
Cash paid for interest	$—	$520	$818	$206	$235

Supplemental disclosure of noncash information
Vesting of early exercised stock options	$180	$209	$260	$96	$80
Purchase of property and equipment included in accounts payable and accrued liabilities	—	439	49	568	180
Issuance of convertible preferred stock warrants	255	121	49	—	—
Issuance of common stock warrants	—	244	47	—	—
Issuance of stockholders’ notes receivable	—	200	437	437	—
Conversion of debt to convertible preferred stock	—	—	2,274	—	—

The accompanying notes are an integral part of these consolidated financial statements.

SI-BONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company and Basis of Presentation

SI-BONE, Inc. (the “Company”) was incorporated in the state of Delaware on March 18, 2008 and is headquartered in San Jose, California. The Company is a medical device company that has pioneered a proprietary minimally invasive surgical implant system to fuse the sacroiliac joint for treatment of the most common types of sacroiliac joint disorders that cause lower back pain. The Company introduced its iFuse Implant System, or iFuse, in 2009 in the United States and in 2010 in certain countries in the European Union.

During the year ended December 31, 2014, the Company has an accumulated deficit of $67.9 million and used $26.3 million of cash in operations. For the three months ended March 31, 2015, the Company has an accumulated deficit of $75.5 million (unaudited) and used $7.0 million (unaudited) of cash in operations. The Company has not achieved positive cash flow from operations. To date, the Company has been funded primarily by preferred stock and debt financings. In order to continue its operations, the Company must raise additional equity or debt financing and achieve profitable operations. However, there can be no assurance that the Company will be able to obtain additional equity or debt financing on terms acceptable to the Company, or at all. The failure to obtain sufficient funds on acceptable terms, when needed, could have a material, adverse effect on the Company’s business, results of operations, future cash flows and financing condition.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The consolidated financial statements include the Company’s accounts, as well as those of the Company’s two wholly-owned international subsidiaries. All inter-company accounts and transactions have been eliminated.

Unaudited Interim Financial Information

The accompanying interim consolidated financial statements as of March 31, 2015 and for the three months ended March 31, 2014 and 2015, and the related interim information contained within the notes to the financial statements, are unaudited. The unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and on the same basis as the audited financial statements. In the opinion of management, the accompanying unaudited interim consolidated financial statements contain all adjustments consisting of only normal recurring adjustments necessary for a fair statement of the Company’s financial position as of March 31, 2015, and the results of its operations and cash flows for the three months ended March 31, 2014 and 2015. Such adjustments are of a normal and recurring nature. The results for the three months ended March 31, 2015 are not necessarily indicative of the results to be expected for the year ending December 31, 2015, or for any future period.

Unaudited Pro Forma Stockholders’ Equity

The March 31, 2015 unaudited pro forma stockholders’ equity has been prepared assuming immediately prior to the completion of the Company’s initial public offering: (i) the automatic conversion of all outstanding shares of preferred stock into shares of common stock; (ii) the net exercise of certain preferred stock warrants, assuming an initial public offering price of $         per share, that will expire upon the completion of the Company’s initial public offering, if not exercised, and the related reclassification of the warrant liability to common stock and additional paid-in-capital; and (ii) the automatic conversion of certain preferred stock warrants into common stock warrants.

SI-BONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma stockholders’ deficit does not assume any proceeds from the proposed initial public offering.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant accounting estimates and management judgments reflected in the consolidated financial statements include: fair value of assets and liabilities; analysis of the allowance for doubtful accounts; inventory valuation; valuation of deferred tax assets, including related valuation allowances; fair value of common stock and convertible preferred stock warrants; stock-based compensation; and depreciation and amortization lives of long lived assets. Estimates are based on historical experience, where applicable and other assumptions believed to be reasonable by the management. Actual results could differ from those estimates.

Segments

The chief operating decision maker for the Company is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region, for purposes of evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results or plans for levels or components below the consolidated unit level. Accordingly, the Company has determined that it has a single reportable and operating segment structure. The Company and its Chief Executive Officer evaluate performance based primarily on revenue in the geographic locations in which the Company operates.

The Company derives substantially all of its revenue from sales to customers in the United States. Revenue by geography is based on billing address of the customer. No single country outside the United States accounts for more than 10% of the total revenue during the periods presented.

Foreign Currency

The Company’s foreign subsidiaries use the local currency as their functional currency. Assets and liabilities are translated at exchange rates prevailing at the balance sheet dates. Revenue, costs and expenses are translated into U.S. dollars using daily exchange rates if the transaction is recorded in our accounting systems on a daily basis, and otherwise using average exchange rates for the period. Gains and losses resulting from the translation of the Company’s consolidated balance sheets are recorded as a component of accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions are recognized as a component of other income (expense), net.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents. The Company’s cash and cash equivalents are deposited with financial institutions in the United States and in Europe; the majority of the Company’s cash and cash equivalents are deposited with a single financial institution in the United States. Deposits in this institution exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

SI-BONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s revenue and accounts receivable are spread across a large number of customers, primarily in the United States, and no one customer accounts for more than 10% of total revenue or gross accounts receivable in any period presented.

Other Risks and Uncertainties

The Company is subject to risks common to early-stage medical device companies including, but not limited to, new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, product liability, the ability to obtain adequate coverage and reimbursement from third party payors, uncertainty of market acceptance of products, and the need to obtain additional financing.

The Company is dependent on third party manufacturers and suppliers, in some cases sole or single source suppliers. The Company currently does not have any long term contracts with its suppliers and are subject to risks such as manufacturing failures, non-compliance with regulatory requirements, price fluctuations, inability to properly meet demand and third party supplier discontinuation of operations.

Fair Value of Financial Instruments

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to their relatively short maturities and market interest rates, if applicable. The carrying amount of the convertible preferred stock warrant liability has been marked-to-market such that the carrying amount represents its estimated fair value.

The Company discloses and recognizes the fair value of its assets and liabilities using a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a three-tier value hierarchy has been established, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Quoted prices (unadjusted) in active market that are accessible at measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and considers factors specific to the asset or liability.

The Company’s cash equivalents are comprised of investments in money market funds that are classified as Level 1 of the fair value hierarchy. The Company’s convertible preferred stock warrant liability is classified within Level 3 of the fair value hierarchy. The convertible preferred stock warrant liability has been valued using a Black-Scholes valuation model and is subsequently marked to market. The related input assumptions are discussed in Note 9.

SI-BONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash equivalents consist primarily of money market funds.

Restricted Cash

Restricted cash consists of a deposit to secure obligations related to the Company’s credit cards.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company generally does not require collateral or other security in support of accounts receivable. Allowances are provided for individual accounts receivable when the Company becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy, deterioration in the customer’s operating results or change in financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. The Company also considers broad factors in evaluating the sufficiency of its allowance for doubtful accounts, including the length of time receivables are past due, significant one-time events, creditworthiness of customers and historical experience. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventory

Inventory is stated at lower of cost or market value. Cost is determined using standard costs, which approximates actual cost on a first-in, first-out basis. Market value is determined as the lower of replacement cost or net realizable value. The Company writes down its inventory for estimated excess or obsolete inventory equal to the difference between the cost and the estimated market value based upon assumptions about future demands and market conditions. Inventory write-downs are charged to cost of goods sold and establish a new cost basis for the inventory. As of December 31, 2013 and 2014 and March 31, 2015 inventory consisted entirely of finished goods.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. All property and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets, which are as follows:

Computer and office equipment	3 - 5 years
Machinery and equipment	4 - 5 years
Furniture and fixtures	7 years

Leasehold improvements are amortized over the lesser of their useful lives or the life of the lease. Upon sale or retirement of the assets, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is recognized in the statement of operations. Maintenance and repairs are charged to operations as incurred.

Intangible assets

Intangible assets consist of intellectual property related to the SI-joint developed technologies acquired by the Company in March 2008. Intangible assets are amortized over the period of estimated benefit using the

SI-BONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

straight-line method and estimated useful lives of approximately 15 years. No residual value is estimated for intangible assets.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, management determines whether there has been an impairment by comparing the anticipated undiscounted future net cash flows to the related asset’s carrying value. If an asset is considered impaired, the asset is written down to fair value, which is determined based either on discounted cash flows or appraised value, depending on the nature of the asset. Through December 31, 2014 and March 31, 2015 (unaudited), the Company has not experienced impairment losses on its long-lived assets.

Common Stock Warrants

The Company accounts for warrants for shares of common stock as equity in accordance with the accounting guidance for derivatives. The accounting guidance provides a scope exception from classifying and measuring as a financial liability a contract that would otherwise meet the definition of a derivative if the contract is both (i) indexed to the entity’s own stock and (ii) classified in the stockholders’ deficit section of the balance sheet. The Company determined that the warrants for shares of common stock issued in connection with the debt arrangement are required to be classified in equity. Warrants classified as equity are recorded as additional paid-in capital on the consolidated balance sheet and no further adjustments to their valuation are made.

Convertible Preferred Stock Warrant Liability

Warrants and other similar instruments related to shares that are contingently redeemable are classified as liabilities on the balance sheet at their estimated fair value because the shares underlying the warrants may obligate the Company to transfer assets to the holders at a future date under certain circumstances such as a deemed liquidation event. The warrants are exercisable into the Company’s convertible preferred stock and are classified as liabilities on the balance sheet. The warrants, measured at fair value, are subject to re-measurement at each balance sheet date and the change in fair value, if any, is recognized as other income (expense), net. The Company will continue to adjust the liability for changes in fair value until the earlier of (i) exercise of the warrants, (ii) conversion into equity classified warrants to purchase common stock, or (iii) expiration of the warrants.

The Company estimates the fair value of these liabilities using option pricing models and assumptions that are based on the individual characteristics of the warrants on the valuation date, as well as assumptions for future financings, expected volatility, expected life, yield, and risk-free interest rate.

Revenue Recognition

The Company’s revenue is derived from the sale of its products to medical groups and hospitals through its direct sales force and distributors throughout the United States and Europe.

The Company recognizes revenue when persuasive evidence of an arrangement exists, title and risk of loss has transferred to the customer, the sales price is fixed or determinable, and collectability is reasonably assured. Accordingly, for the majority of product sales where the Company’s sales representative delivers the product at the point of implantation at hospitals or other medical facilities, the Company recognizes revenue related to product sales upon delivery of the product and receipt of a purchase agreement or agreement on pricing terms

SI-BONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

with the customer. For the remaining sales to European distributors, where the product is ordered in advance of implantation and a valid purchase order has been received, the Company recognizes revenue upon the delivery of product and when all other revenue recognition criteria are met.

Medical Device Excise Tax

In accordance with the Patient Protection and Affordable Care Act, effective January 1, 2013, the Company began to incur an excise tax on sales of medical devices in the United States. The medical device excise tax is included in cost of goods sold in the consolidated statements of operations and comprehensive loss for all the periods presented.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and are included in cost of goods sold.

Research and Development

Research and development costs are charged to operations as incurred. These amounts include, but are not limited to, direct costs and research related overhead expenses.

Advertising Expenditures

The cost of advertising is expensed as incurred. Advertising costs totaled $1.1 million, $1.0 million and $1.2 million, respectively for the years ended December 31, 2012, 2013 and 2014, and $273,000 (unaudited) and $215,000 (unaudited) and for the three months ended March 31, 2014 and 2015 respectively.

Stock-Based Compensation

The Company measures its stock-based awards made to employees based on the estimated fair values of the awards as of the grant date using the Black-Scholes option-pricing model. The model requires management to make a number of assumptions including expected volatility, expected life, risk-free interest rate and expected dividends. Stock-based compensation expense is recognized over the requisite service period using the straight-line method and is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. As such, the Company’s stock-based compensation is reduced for the estimated forfeitures at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Equity instruments issued to nonemployees are recorded at their fair value on the measurement date and are subject to periodic adjustments as the underlying equity instruments vest. The Company believes that the estimated fair value of the stock options is more readily measurable than the fair value of the services received. Stock based compensation related to stock options granted to nonemployees is recognized as the stock options are earned.

Income Taxes

The Company accounts for income taxes under the liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

SI-BONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company adopted the accounting guidance for uncertainties in income taxes, which prescribes a recognition threshold and measurement process for recording uncertain tax positions taken, or expected to be taken, in a tax return in the financial statements. The guidance also prescribes new, treatment for derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The Company accrues for the estimated amount of taxes for uncertain tax positions if it is more likely than not that the Company would be required to pay such additional taxes. An uncertain tax position will not be recognized if it has a less than 50% likelihood of being sustained.

Changes to Previously Issued Financial Statements

The Company has reclassified certain amounts from its previously issued consolidated financial statements to conform to the presentation for 2014. Specifically, in 2013 the Company reclassified its presentation of the medical device excise tax of $697,000 from general and administrative expense to cost of goods sold. This change had no impact on the results of operations or net loss.

During the preparation of the consolidated financial statements as of and for the year ended December 31, 2014, the Company identified errors within the consolidated statements of operations for the year ended December 31, 2013, which financial statements were revised to correct the errors. The Company revised the consolidated statement of operations for the year ended December 31, 2013 to reclassify clinical study expenses of $182,000 from sales and marketing expense to research and development expense, and to reclassify $307,000 legal expenses related to patents from research and development expense to general and administrative expense. The Company evaluated the errors and concluded that they were not material to the 2013 financial statements.

Net Loss per Share of Common Stock

Basic net loss per common share is calculated by dividing the net loss by the weighted-average number of common shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, convertible preferred stock and common stock options and warrants are considered to be potentially dilutive securities. Because the Company has reported a net loss in all periods presented, the convertible preferred stock and common stock options and warrants are anti-dilutive and therefore diluted net loss per common share is the same as basic net loss per common share for those periods.

Unaudited Pro Forma Net Loss per Common Share

The unaudited pro forma basic and diluted net loss per common share has been computed to give effect to the conversion of all outstanding shares of convertible preferred stock, common and preferred stock warrants, as if such conversion had occurred at the earlier of the beginning of the period or the date of issuance, if later. Also, the numerator in the pro forma basic and diluted net loss per common share calculation has been adjusted to remove changes in fair value resulting from the remeasurement of the convertible preferred stock warrant liability as it will be reclassified to common stock and additional paid-in capital immediately prior to the closing of an IPO of the Company’s common stock. The unaudited pro forma net loss per common share does not include the shares to be sold and related proceeds to be received from an IPO.

Comprehensive Loss

Comprehensive loss represents all changes in the stockholders’ equity (deficit) except those resulting from distributions to stockholders. The Company’s unrealized foreign currency translation income (losses) represents

SI-BONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the only component of other comprehensive income (loss) that is excluded from the reported net loss for each of the reporting periods and has been presented in the consolidated statements of operations and comprehensive loss.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The ASU’s effective date will be January 1, 2018. The Company has not determined the potential effects of this ASU on its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). ASU 2014-15 requires management to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. In doing so, companies will have reduced diversity in the timing and content of footnote disclosures than under today’s guidance. ASU 2014-15 is effective for the Company in the first quarter of 2016 with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2014-15 on its consolidated financial statements and related disclosures

In April 2015, the FASB issued ASU 2015-03, Interest-Imputation of Interest (“ASU No. 2015-03”). ASU No. 2015-03 which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance of debt issuance costs is not affected by the amendments in this update. The standard will be effective for the Company beginning in the first quarter of 2016 and requires the Company to apply the new guidance on a retrospective basis on adoption. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory (“ASU 2015-11”). ASU 2015-11 simplifies the guidance on the subsequent measurement of inventory, excluding inventory measured using last-in, first out or the retail inventory method. Under the new standard, in scope inventory should be measured at the lower of cost and net realizable value. The new standard will become effective for the Company in fiscal year 2017, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

SI-BONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Fair Value Measurement

The following table sets forth the fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis based on the three-tier fair value hierarchy (in thousands):

	Balance as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Money market funds[1]	$6,001	$—	$—	$6,001

Liabilities
Convertible preferred stock warrant liability	$—	$—	$357	$357

	Balance as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Money market funds[1]	$12,755	$—	$—	$12,755

Liabilities
Convertible preferred stock warrant liability	$—	$—	$325	$325

	Balance as of March 31, 2015 (unaudited)
	Level 1	Level 2	Level 3	Total
Assets
Money market funds[1]	$8,257	$—	$—	$8,257

Liabilities
Convertible preferred stock warrant liability	$—	$—	$469	$469

[1]	Included in cash and cash equivalents on the consolidated balance sheets

The following table sets forth a summary of the changes in the fair value of the convertible preferred stock warrant liability, the Company’s Level 3 financial liability, which is measured on a recurring basis (in thousands):

Balances at January 1, 2012	$—
Fair value of convertible preferred stock warrant issued	255

Balances at December 31, 2012	255
Fair value of convertible preferred stock warrants issued	121
Change in fair value recorded in other income (expense), net	(19)

Balances at December 31, 2013	357
Fair value of convertible preferred stock warrants issued	49
Change in fair value recorded in other income (expense), net	(81)

Balances at December 31, 2014	325
Change in fair value recorded in other income (expense), net (unaudited)	144

Balances at March 31, 2015 (unaudited)	$469

SI-BONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Balance Sheet Components

Property and Equipment, net (in thousands):

	December 31,		March 31,
	2013	2014	2015
			(unaudited)
Machinery and equipment	$39	$1,522	$1,773
Construction in progress	1,107	784	757
Computer and office equipment	136	398	519
Leasehold improvements	9	254	254
Furniture and fixtures	7	7	20

	1,298	2,965	3,323
Less: Accumulated depreciation and amortization	(98)	(358)	(530)

	$1,200	$2,607	$2,793

Accrued Liabilities and Other (in thousands):

	December 31,		March 31,
	2013	2014	2015
			(unaudited)
Accrued compensation and related expenses	$2,567	$2,702	$1,934
Sales tax payable	329	321	318
Stock repurchase rights	209	445	492
Accrued interest	393	228	307
Accrued clinical services	323	74	70
Accrued professional services	96	276	455
Accrued marketing fees	—	—	113
Deferred rent	26	57	63
Others	306	235	395

	$4,249	$4,338	$4,147

5. Commitments and Contingencies

Operating Leases

In August 2012, the Company entered into a new four year non-cancelable operating lease for its existing office building space in San Jose which commenced in January 2013. In February 2014, the Company extended the lease terms through June 2017 and also expanded the existing lease facility, the term of which is from the expansion date (date on which possession is given by landlord) through 2017. There is no renewal option under the operating lease.

In January 2011, the Company entered into a five year non-cancelable operating lease for its office building space in Milan, Italy. Unless sufficient notice has been provided to terminate the lease twelve month prior to expiration, the lease will automatically extend for another five year term.

In November 2014, the Company entered into a five year non-cancelable operating lease for its office building space in Mannheim, Germany.

SI-BONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company also leases vehicles under operating lease arrangement for the Company’s sales personnel in Italy. Operating leases under such arrangements expire during various times in 2015 and 2016.

Rent expense is recorded over the lease terms on a straight-line basis. Rental expense charged to operations under operating leases for fiscal years 2012, 2013 and 2014 totaled approximately $380,000, $470,000 and $681,000, respectively and $124,000 (unaudited) and $221,000 (unaudited) for the three months ended March 31, 2014 and 2015 respectively.

The aggregate future minimum lease payments under all leases are as follows (in thousands):

Year Ending December 31,
2015	$968
2016	973
2017	551
2018	61
2019	38
Thereafter	—

$2,591

Contingencies

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

Indemnification

The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third-party with respect to the Company’s technology. The term of these indemnification agreements is generally perpetual. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future, but have not yet been made.

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual.

The Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements. No liability associated with such indemnifications has been recorded to date.

SI-BONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Borrowings

The Company has the following outstanding debt which includes debt discounts as of December 31, 2013 and 2014, and March 31, 2015 (unaudited) (in thousands):

	December 31,		March 31,
	2013	2014	2015
			(unaudited)
Line of Credit	$—	$—	$—
Mezzanine Loan	4,796	4,827	4,850
Growth Loan	4,888	10,323	10,335
Convertible notes payable	2,000	—	—

Total borrowings	11,684	15,150	15,185
Less: Short-term borrowings	2,223	—	—

Long-term borrowings	$9,461	$15,150	$15,185

Line of Credit

In September 2012, the Company entered into a revolving line of credit with Silicon Valley Bank for $5.0 million. The line of credit accrued interest on any outstanding balance at a rate of 0.75% above prime, payable monthly (4.0% as of December 31, 2013 and 2012). As of December 31, 2012, the Company had drawn down $2 million under this financing line. As of December 31, 2013, the Company fully paid off the balance of $2 million outstanding and any related accrued interest. In 2013, the Company entered into an amendment to extend the maturity date of the line of credit from September 2014 to July 2017.

In November 2014, the Company amended its existing line of credit agreement. The amendment increased the available amount from $5.0 million to $7.5 million and extended its maturity to November 2018. The line of credit accrues interest on any outstanding balance at a rate of 0.75% above prime, payable monthly.

The amount of funds that the Company can draw on this line of credit is limited to 80% of certain customer receivable balances. As of December 31, 2014 and March 31, 2015, $3.7 million and $3.4 million (unaudited), respectively, of funds were available. However, no draws have been made on this facility as of December 31, 2014 and March 31, 2015 (unaudited). Borrowings under this agreement were collateralized by all of the Company’s assets, excluding any intellectual properties.

Mezzanine and Growth Loan

In July 2013, the Company entered into a debt financing arrangement, or Mezzanine Loan and Growth Loan, with Silicon Valley Bank that, combined, provided for funds available to the Company of up to $18.0 million, subject to certain contingencies.

The first financing, or Mezzanine Loan, was for $5.0 million which was available without contingency. Interest is paid monthly on any outstanding balance at a rate of 11% per annum, with a 3% prepayment fee from zero-12 months or a 2% prepayment fee from 13-24 months from the closing date, and final fees on 6% of the advanced amount. As of December 31, 2013, the Company had drawn down $5.0 million under the arrangement. The amount drawn along with a final payment of 6% on the outstanding balance is payable on maturity in September 2016. The effective interest rate for the loan as of December 31, 2013 is 12.55%.

SI-BONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As part of the Mezzanine Loan financing, an additional $3.0 million was available if the Company did not receive favorable reimbursement coverage as defined in the loan agreement among other conditions. The Company received favorable reimbursement coverage in 2013, and therefore $3.0 million was not available for the Company to draw down.

The second financing, or Growth Loan, was for $10.0 million of which $5.0 million is available without contingency. The remaining $5.0 million was available in 2014 if the Company receives favorable reimbursement coverage as defined in the agreement and subject to meeting minimum revenue levels. Interest was paid monthly on any outstanding balance at a rate of the 3-year U.S. Treasury Note interest rate plus 5.14%. The interest rate shall have a floor of 5.50%. As of December 2013, the Company had drawn down $5 million under this loan. The interest rate on the loan is 5.50% per annum, with a 3% prepayment fee from zero-12 months or a 2% prepayment fee from 13-24 months from the closing date, and final fees on 9% of the advanced amount. Principal payments were due in 30 equal monthly payments, starting on the first month after the interest-only period from July 2013 through October 2014 and a final payment of 9% of the original principal amount was due upon maturity in April 2017. The effective interest rate for the loan as of December 31, 2013 was 8.43%.

In November 2014, the debt financing arrangements were amended to allow for total advances of $25.5 million, of which the ability to borrow $5.0 million of the available balance was subject to meeting minimum revenue levels. The Company accounted for the amendments to the debt financing agreements as a modification due to the lender analysis yielding less than a 10% change in cash flows. As such, a new effective interest rate was established based on the carrying value of the debt and the revised cash flows.

The amendment to the Mezzanine Loan provides for draws of an additional $5.0 million against the facility through December 2015 and requires interest only payments on the outstanding balance over the term of the loan, with the outstanding balance due and payable in January 2018 along with a final fee of 6% of any outstanding balance. There was no change in the term, the interest rate or any fees on the original mezzanine loan. The Company has not drawn the additional loan. As of December 31, 2014 and March 31, 2015, the Company has $5.0 million and $5.0 million (unaudited) outstanding under this arrangement. The effective interest rate for the loan as of December 31, 2014 was 12.55%.

The amendment to the Growth Loan provides for borrowings of $15.5 million of which the Company borrowed a total of $10.5 million. Of these borrowings, $5.5 million was used to refinance the existing term loan from July 2013 and associated final fees of $450,000 and $5.1 million was advanced immediately upon the effective date of the amendment. The loan requires interest only payments through May 2016 and then interest and principal payments for the next 30 months, with all unpaid principal due and payable in November 2018, along with a final fee of 9% of any outstanding balance. Interest on the loan is fixed as of the date of each advance based on the greater of prime plus 0.50% or 3.75%. The interest rate for the loan equals 3.75% per annum, with a 3% prepayment fee from 0-12 months or a 2% prepayment fee from 13-24 months from the closing date, and final fees on 9% of the advanced amount. The remaining borrowing capacity of $5.0 million is available to be drawn in the second half of 2015 if the Company can demonstrate a trailing three month revenue of at least $16.0 million. In the event that the remaining $5.0 million is drawn upon in 2015, the Company is subject to a financial covenant of minimum quarterly revenue of $16.0 million. As of December 31, 2014 and March 31, 2015, the Company had $10.5 million and $10.5 million (unaudited) outstanding under this facility, respectively. The effective interest rate for the amended Growth Loan is 6.51%. Borrowings under the above agreements were collateralized by all of the Company’s assets except intellectual property.

In conjunction with the above loan agreements, the Company issued common and convertible preferred stock warrants (Note 9).

SI-BONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Convertible Notes Payable

In July 2012, the Company entered into a note and warrant purchase agreement with related parties and issued $2.0 million of convertible notes and warrants to purchase convertible preferred stock. The notes accrue interest at 8% per annum and automatically convert into equity shares upon the earlier of the closing of a convertible preferred stock or common stock financing with proceeds of at least $15.0 million, the merger or sale of the Company, an initial public offering, or the maturity of the notes in July 2013. If the notes are converted due to an eligible convertible preferred stock or common stock financing, the conversion price shall be equal to the issue price of the equity financing, with investors receiving a variable number of shares. If the notes are converted due to a merger or sale, initial public offering or their maturity, the conversion price shall be based on the Series 5 convertible preferred stock issue price of $0.51 per share, with the investors receiving a fixed number of shares, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series 5 convertible preferred stock.

In July 2013, the Company amended the note and warrant purchase agreement to extend the maturity date of the notes to July 2014 and to allow the note holders to elect to convert the outstanding principal and accrued interest on notes into shares of Series 5 convertible preferred stock at any time after July 2013. The Company accounted for the amendment to the notes as a modification. As such, the new effective interest rate was established based on the carrying value of the debt and the revised cash flows.

In April 2014, note holders elected to convert the outstanding principal of $2.0 million and the outstanding interest of $274,000 into 4,501,808 shares of Series 5 convertible preferred stock. As the conversion was considered to be pursuant to the original terms of the agreement, the settlement of the debt was accounted for as a conversion, with no recognized gains or losses.

In conjunction with the above note, the Company issued convertible preferred stock warrants (Note 9).

Approximate annual future minimum principal payments under the loan agreements as of December 31, 2014 are as follows (in thousands):

Year Ending at December 31,
2015	$—
2016	7,438
2017	4,180
2018	3,832
2019	—
Thereafter	—

Total future minimum payments	15,450
Less:
Amount representing debt discount	(300)

Total minimum payments	$15,150

SI-BONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Common Stock

The Company’s amended Articles of Incorporation authorize the Company to issue 255,000,000 shares of $0.0001 par value common stock, of which 90,000,000 has been designated as Series 1 common stock and 165,000,000 has been designated as Series 2 common stock (Note 15). The holders of Series 1 common stock shall have no voting rights; the holders of Series 2 common stock shall have the right to one vote for each such share. The holders of common stock are also entitled to receive dividends whenever funds are legally available, as, when, and if declared by the Board of Directors. There have been no dividends declared to date.

The Company has reserved shares of common stock, on an as-converted basis, for future issuance as follows:

March 31, 2015
(unaudited)
Common stock	56,968,503
Convertible preferred stock	143,556,724
Stock options outstanding	31,880,496
Stock options available for grant	1,265,005
Common stock warrants	2,212,918
Convertible preferred stock warrants	1,497,913

237,381,559

8. Convertible Preferred Stock

Convertible preferred stock (“preferred stock”) at December 31, 2013 consisted of the following:

	Shares Issued		Carrying Value	Liquidation Value
Series	Authorized	Outstanding
			(in thousands)
Series 1	4,411,731	4,411,731	$154	$154
Series 2	12,773,107	12,773,107	1,489	1,520
Series 3	8,981,250	8,981,250	2,862	2,874
Series 4	45,162,853	45,162,853	15,656	15,807
Series 5	32,000,000	31,664,350	15,853	16,000

	103,328,941	102,993,291	$36,014	$36,355

Convertible preferred stock (“preferred stock”) at December 31, 2014 and March 31, 2015 (unaudited) consisted of the following:

	Shares Issued		Carrying Value	Liquidation Value
Series	Authorized	Outstanding
			(in thousands)
Series 1	4,411,731	4,411,731	$154	$154
Series 2	12,773,107	12,773,107	1,489	1,520
Series 3	8,981,250	8,981,250	2,862	2,874
Series 4	45,162,853	45,162,853	15,656	15,807
Series 5	38,000,000	36,166,158	18,127	18,275
Series 6	36,500,000	36,061,625	32,912	32,999

	145,828,941	143,556,724	$71,200	$71,629

SI-BONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The holders of preferred stock have various rights and preferences as follows:

Voting Rights

The holders of Series 1, Series 2, Series 3, Series 4, Series 5 and Series 6 convertible preferred stock shares are entitled to vote on all matters on which the common stockholders are entitled to vote. The holders of Series 1, Series 2, Series 3 shall have the right to 0.352941 votes for each share of Series 2 common stock into which such preferred stock would convert and the holders of Series 4, Series 5 and Series 6 shall have the right to one vote for each share of Series 2 common stock into which such preferred stock would convert. As long as there are any shares of Series 4, Series 5 and Series 6 shares are outstanding, the holders of such Series 4, Series 5 and Series 6 shall, at each respective series, be entitled to elect one member of the Board of Directors each; the holders of Series 2 common stock shall be entitled to elect two members of the Board of Directors; and the holders of the preferred stock and Series 2 common stock, voting together as a single class shall be entitled to elect the remaining members of the Board of Directors, as determined at each annual meeting of the Board of Directors.

As long as at least 5,000,000 convertible preferred stock shares remain outstanding, the Company must obtain approval from a majority of the holders of the then outstanding shares of convertible preferred stockholders and a majority of the voting power of all outstanding shares of Series 5 preferred stock in order to (i) consummate or agree to consummate a Liquidation Event (as defined in the Company’s certificate of incorporation); (ii) amend, alter, restate or repeal any provision of the Company’s certificate of incorporation or bylaws so as to adversely alter, affect or change the powers, preferences, rights or privileges of the shares of preferred stock; (iii) increase or decrease (other than by redemption or conversion) the total number of authorized shares of common stock or preferred stock or designated shares of any series of preferred stock; (iv) authorize or issue, or obligate itself to issue, any equity security (including any other security convertible into or exercisable for any such equity security) having a preference over, or being on a parity with, any series of preferred stock with respect to dividends, liquidation or redemption, other than the issuance of any authorized but unissued shares of Series 6 preferred stock designated in the Company’s certificate of incorporation (including any security convertible into or exercisable for such shares of preferred stock); (v) redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of preferred stock or common stock; provided, however, that this restriction shall not apply to the repurchase of shares of common stock from employees, officers, directors, consultants or other persons performing services for the Company or any subsidiary pursuant to agreements under which the Company has the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment or service, or pursuant to an agreement providing for a right of first refusal in favor of the Company, in each case, provided that such agreement has been approved by the Company’s board of directors; or (vi) pay or declare any dividend on any shares of capital stock of the Company.

Dividends

The holders of preferred stock are entitled to receive noncumulative dividends, when and if declared by the Board of Directors, out of any assets legally available, prior to and in preference to any declaration or payment of dividends on the common stock of the Company. Dividend rates, on a per annum basis, for Series 1, Series 2, Series 3, Series 4, Series 5 and Series 6 preferred stocks are $0.002784, $0.00952, $0.0256, $0.028, $0.04043 and $0.073208, respectively, (adjusted to reflect subsequent stock dividends, stock splits or recapitalization).

After payment of such dividends, any additional dividends shall be distributed to the holders of all preferred stock and common stock on a pro rata basis in proportion to the number of common stock held by each shareholder as if the preferred stock had been converted at the effective conversion rate. No dividends on preferred stock or common stock have been declared as of December 31, 2014 and March 31, 2015 (unaudited).

SI-BONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Liquidation

In the event of (A) the closing of the sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Company’s assets, in a single transaction or series of related transactions, by the Company or any subsidiary or subsidiaries of the Company, of all or substantially all the assets of the Company and its subsidiaries taken as a whole (or, if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by one or more subsidiaries, the sale or disposition (whether by consolidation, merger, conversion or otherwise) of such subsidiaries of the Company or all or substantially all of the assets of such subsidiaries), except where such sale, lease, transfer, exclusive license or other disposition is made the Company or one or more wholly owned subsidiaries of the Company, (B) the consummation of a merger, consolidation or acquisition in which (x) the Company is a constituent party or (y) a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger, consolidation or acquisition (except a merger, consolidation or acquisition involving the Company or a subsidiary in which the capital stock of the Company outstanding immediately prior to such merger, consolidation or acquisition continue to represent or are converted or exchanged for shares of capital stock which represent, immediately following such merger, consolidation or acquisition at least a majority of the voting power of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger, consolidation or acquisition, the parent corporation of such surviving or resulting corporation); (C) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company’s voting power is transferred; provided that it shall not include any transaction or series of related transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof occurs, or (D) a liquidation, dissolution or winding up of the Company, the holders of the convertible preferred stock are entitled to receive prior to and in preference to any distribution to holders of the common stock, an amount equal to their respective original issuance price per share, plus any declared but unpaid dividends on such shares. Should the Company’s legally available assets be insufficient to satisfy the full liquidation preference, the funds will be distributed ratably among the holders of the convertible preferred stock in proportion to the preferential amount each holder is otherwise entitled to receive. Upon the completion of the distribution as above, the remaining proceeds shall be distributed among the holders of series 6, series 5, series 4 preferred stock and common stock pro rata based on the number of shares of common stock held by each until the holders of the preferred stock have received the “participation cap”. The Company has a per share “Participation Cap” of $1.8302 for the Series 6 preferred stock, $1.0106 for the Series 5 Preferred Stock, and $0.70 for the Series 4 Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).

Conversion

Each share of Series 1, Series 2, Series 3 and Series 4, Series 5 and Series 6 preferred stock is convertible at the option of the holder, into the number of shares of Series 2 common stock into which such shares are at the then effective conversion ratio. The conversion price per share for Series 1, Series 2, Series 3, Series 4, Series 5 and Series 6 preferred stock shall be the respective issuance price per share, respectively. The initial conversion price is subject to adjustment from time to time.

Each share of preferred stock shall automatically be converted into Series 2 common stock shares upon the earlier of (i) immediately before the closing of a firm commitment underwritten public offering in which the aggregate gross proceeds of not less than $50.0 million and a per share public offering of not less than two times the original issue price of the Series 6 preferred stock, or (ii) the Company’s receipt of a written request for such conversion from the holders of at least the voting majority of all outstanding preferred stock (voting as a single class and on an as-converted basis).

SI-BONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Matters

The Company has classified the preferred stock as temporary equity on the balance sheets as the shares can be redeemed upon the occurrence of certain change in control events that are outside the Company’s control, including liquidation, sale or transfer of the Company. The Company has not adjusted the carrying values of the preferred stock to the liquidation preferences of such shares because it is uncertain whether or when an event would occur that would obligate the Company to pay the liquidation preferences to holders of shares of preferred stock. Subsequent adjustments to the carrying values to the liquidation preferences will be made only when it becomes probable that such a liquidation event will occur.

9. Warrants

Warrants issued in connection with the debt financing and notes payable are as follows (in thousands, except per share data):

						Number of Shares Underlying Warrants	Price per share	Fair Value at the Date of Issuance

			Dates
Warrants to purchase	Series	In Connection With	Issuance	Expiration
Common stock	Series 2	Mezzanine Loan	7/22/2013	7/22/2023	[a]	1,818,182	$0.22	$244
Common stock	Series 2	Mezzanine Loan	11/26/2014	11/26/2024	[a]	394,736	$0.19	$47

Total common stock warrants						2,212,918

Convertible preferred stock	Series 5	Convertible notes	7/25/2012	7/25/2019	[b]	988,522	$0.51	$255
Convertible preferred stock	Series 5	Growth Loan	7/22/2013	7/22/2023	[c]	395,804	$0.51	$121
Convertible preferred stock	Series 6	Growth Loan	11/26/2014	11/26/2024	[c]	113,587	$0.92	$49

Total convertible preferred stock warrants						1,497,913

Total outstanding common and convertible preferred stock warrants						3,710,831

[a]	The Silicon Valley, or SVB, common stock warrants will remain outstanding until exercised by the holder.
[b]	These warrants terminate upon the earlier of (i) their expiration, (ii) immediately prior to the closing of the Company’s initial public offering, or (iii) a corporate transaction.
[c]	The Silicon Valley Bank, or SVB, convertible preferred stock warrants will remain outstanding until exercised by the holder and will automatically convert to common stock warrants upon an IPO and the convertible preferred stock warrant liability will be re-measured through the date of the IPO and if these warrants on common stock subsequently qualify for equity classification, no further re-measurement will be required thereafter.

In connection with the first financing or Mezzanine Loan issued in July 2013 (see Note 6), the Company issued 1,818,182 warrants to purchase Series 2 common shares of the Company at an exercise price of $0.22 cents per share. An additional 1,090,910 warrants to purchase Series 2 common shares are issuable if additional funding is provided under the Mezzanine Loan. The additional warrants were no longer issuable as the additional funding was no longer available.

In conjunction with the second financing, or Growth Loan, the Company issued 395,804 warrants to purchase series 5 convertible preferred stock of the Company. An additional 395,804 warrants to purchase series 5 convertible preferred stock of the Company are issuable if the additional funding is provided under second financing.

In conjunction with the amendments to the debt financing agreements, or Mezzanine and Growth Loan, in November 2014 (see Note 6), the Company issued warrants to purchase an additional 394,736 shares of Series 2 common stock at an exercise price of $0.19 cents per share. The number of shares for which this warrant is exercisable shall, upon funding of the additional amount be automatically increased by an additional 1,184,210 shares exercisable pursuant to this warrant. The Company accounts for its warrants to purchase shares of common stock in stockholders’ deficit. The Company determined that its warrants to purchase shares of common stock meet the requirements for equity classification.

SI-BONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with the amendments to the debt financing arrangements in November 2014 (see Note 6), the Company issued warrants to purchase an additional 113,587 shares of Series 6 convertible preferred stock. An additional 217,391 warrants to purchase Series 6 convertible preferred stock of the Company are issuable if additional funding is provided under the amended loan. The fair value of the warrants at the date of issuance was recorded as a discount to the note payable which is amortized to interest expense over the term of the note.

In conjunction with the convertible notes (see Note 6), the Company issued warrants to purchase an aggregate of 988,522 shares of Series 5 preferred stock of the Company. The number of shares each warrant is convertible into is based on 25% of the principal amount of the convertible note issued divided by the share price in the next equity financing or $0.51. The fair value of the warrants at the date of issuance was recorded as a discount to the convertible note payable and amortized to interest expense over the term of the note. The debt discount is being amortized to interest expense over the term of the Convertible Notes under the effective interest method. The Company estimated the fair value of these warrants at issuance using the Black-Scholes option pricing model.

Assumptions used in computation of the fair value of the common stock warrants at the date of issuance are summarized in the table below:

	Years Ended December 31
	2013	2014
Remaining contractual term (in years)	10	10
Expected volatility	48.23%	50.73%
Risk-free interest rate	2.50%	2.24%
Dividend yield	0%	0%

Weighted average assumptions used in computation of the fair value of the convertible preferred stock warrants are summarized in the table below:

	December 31,		March 31,
	2013	2014	2015
			(unaudited)
Remaining contractual term (in years)	9.5	7.9	7.5
Expected volatility	48.23%	45.93%	47.28%
Risk-free interest rate	2.50%	2.16%	1.94%
Dividend yield	0%	0%	0%

10. Stock Option Plan

In April 2008, the Company adopted the 2008 Stock Option Plan (the “Plan”), as amended, under which the Board of Directors may issue incentive and nonqualified stock options to employees, directors and consultants. The Board of Directors has the authority to determine to whom options will be granted, the number of shares, the term and the exercise price. If an individual owns stock representing more than 10% of the outstanding shares, the price of each share shall be at least 110% of the fair market value, as determined by the Board of Directors. The exercise price of an incentive stock option and a nonqualified stock option shall not be less than 100% and 85%, respectively, of the fair market value on the date of grant. As of December 31, 2014, a total of 66,584,773 shares of common stock have been reserved for issuance under the Plan. Options granted have a term of ten years, except, options granted to individuals holding more than 10% of the outstanding shares have a term of five years. Options generally vest over a four-year period. Certain shares issued under the Plan are exercisable immediately, but subject to a right of repurchase by the Company of any unvested shares.

SI-BONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes activity under the Plan for the years ended December 31, 2012, 2013 and 2014 and March 31, 2015 (unaudited):

	Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
				(in years)	(in thousands)
Balances at December 31, 2011	5,028,115	24,639,241	$0.08
Options granted	(5,692,193)	5,692,193	0.12
Options exercised	—	(915,645)	0.06		$50
Options cancelled	6,751,598	(6,751,598)	0.08
Options repurchased	249,716	—

Balances at December 31, 2012	6,337,236	22,664,191	0.09		$704
Options granted	(5,986,500)	5,986,500	0.22
Options exercised	—	(4,683,989)	0.06		$720
Options cancelled	2,274,024	(2,274,024)	0.10

Balances at December 31, 2013	2,624,760	21,692,678	0.13		$1,382
Options granted	(21,085,595)	21,085,595	0.19
Options exercised	—	(6,336,980)	0.13		$320
Options cancelled	1,518,239	(1,518,239)	0.15
Additions to the Pool	18,765,858	—

Balances at December 31, 2014	1,823,262	34,923,054	0.16		$1,139
Options granted (unaudited)	(731,085)	731,085	0.19
Options exercised (unaudited)	—	(3,600,815)	0.15		$373
Options cancelled (unaudited)	172,828	(172,828)	0.18

Balances at March 31, 2015 (unaudited)	1,265,005	31,880,496	$0.16	8.2	$4,982

Options exercisable—December 31, 2014		21,194,100	$0.15	7.7	$1,058

Options vested and expected to vest—December 31, 2014		33,251,341	$0.16	8.2	$1,129

Options exercisable—March 31, 2015 (unaudited)		18,681,327	$0.15	7.6	$3,216

Options vested and expected to vest—March 31, 2015 (unaudited)		30,375,947	$0.16	8.2	$4,786

The aggregate intrinsic values of options outstanding, exercisable, vested and expected to vest were calculated as the difference between the exercise price of the options and the estimated fair value of the Company’s common stock, as determined by the board of directors, as of December 31, 2014 and March 31, 2015 (unaudited). The total grant date fair value of options that vested during 2012, 2013, 2014, was $409,000, $488,000, $698,000, respectively and $125,000 (unaudited) and $209,000 (unaudited) for the three months ended March 31, 2014 and 2015 respectively.

SI-BONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about stock options outstanding under the Plan at December 31, 2014:

Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Number Vested	Weighted Average Exercise Price
$0.012 - $0.09	3,827,473	5.7	3,828,473	$0.04
$0.10 - $0.15	7,575,052	7.0	6,534,101	$0.12
$0.16 - $0.21	18,348,501	9.4	6,212,269	$0.19
$0.22	5,172,028	8.1	4,619,257	$0.22

	34,923,054		21,194,100

The following table summarizes information about stock options outstanding under the Plan at March 31, 2015 (unaudited):

Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Number Vested	Weighted Average Exercise Price
$0.012 - $0.09	3,791,959	5.4	3,792,959	$0.04
$0.10 - $0.15	5,306,169	6.8	4,491,884	$0.12
$0.16 - $0.21	18,414,693	9.2	6,511,282	$0.19
$0.22	4,367,675	7.9	3,885,202	$0.22

	31,880,496		18,681,327

Early Exercise of Stock Options

Early exercises of stock options are subject to a right of repurchase by the Company of any unvested shares. The repurchase rights lapse over the original vesting period of the options. The Company accounts for the cash received in consideration for the early exercised options as a liability included in accrued liabilities, which is then reclassified to stockholders’ equity (deficit) as the options vest. At December 31, 2013 and 2014 and March 31, 2015, the Company had a total of 3,100,196, 2,814,690 and 2,829,250 (unaudited) shares of common stock, respectively, subject to repurchase under the Plan and $209,000, $445,000 and $492,000 (unaudited), respectively, of associated liabilities for the repurchase.

Stock-Based Compensation

Employee Stock-Based Compensation

During the years ended December 31, 2012, 2013, 2014 and the three months ended March 31, 2014 and 2015, the Company granted stock options to employees to purchase 5,418,193, 5,436,500, 20,975,595, 3,823,248 and 726,085, shares of common stock, respectively, with a weighted-average grant date fair value of $0.06, $0.11, $0.10, $0.09 and $0.09, respectively. As of December 31, 2014 there was a total unrecognized compensation cost of $1.8 million. These costs are expected to be recognized over a period of approximately 2.95 years.

SI-BONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth stock-based compensation expense related to options granted to employees for the periods presented (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
				(unaudited)
	2012	2013	2014	2014	2015
Cost of goods sold	$6	$9	$11	$1	$5
Research and development	22	64	109	18	29
Sales and marketing	168	232	314	53	72
General and administrative	237	210	370	65	106

	$433	$515	$804	$137	$212

The Company estimates the fair value of stock options using the Black-Scholes option valuation model. The fair value of employee stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of employee stock options was estimated using the assumptions below. Each of these inputs is subjective and its determination generally requires significant judgment.

Fair Value of Common Stock

The fair value of the shares of the Company’s common stock underlying the stock options has historically been determined by the Company’s Board of Directors. Because there has been no public market for the Company’s common stock, its Board of Directors has determined the fair value of the Company’s common stock at the time of grant of the option by considering a number of objective and subjective factors, including the Company’s stage of development, sales of the Company’s convertible preferred stock, the Company’s operating and financial performance, equity market conditions affecting comparable public companies, the lack of liquidity of the Company’s capital stock, and the general and industry-specific economic outlooks.

Expected Term

The expected term represents the period that the share-based awards are expected to be outstanding. The Company used the simplified method to determine the expected term, which is calculated as the average of the time to vesting and the contractual life of the options.

Expected Volatility

As the Company’s common stock has never been publicly traded, the expected volatility is derived from the average historical volatilities of publicly traded companies within its industry that the Company considers to be comparable to its business over a period approximately equal to the expected term for its stock options.

Risk-Free Interest Rate

The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.

Dividend Yield

The Company has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, the Company used an expected dividend yield of zero.

SI-BONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expected Forfeiture Rate

The Company is required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. To the extent actual forfeitures differ from the estimates, the difference will be recorded as a cumulative adjustment in the period that the estimates are revised.

The grant date fair value of the stock option awards granted to employees was estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,			Three-Months Ended March 31,
	2012	2013	2014	2014	2015
				(unaudited)
Expected term (in years)	6.17	5.96	6.25	6.25	6.25
Expected volatility	42% - 54%	48% - 53%	44% - 52%	51.64%	49.89%
Risk-free interest rate	0.60 - 1.98%	0.76% - 1.89%	1.79% - 2.46%	2.05%	1.54%
Dividend yield	0%	0%	0%	0%	0%

Non-Employee Stock-Based Compensation

During the years ended December 31, 2012, 2013 and 2014 and for the three months ended March 31, 2014 and 2015, the Company granted 274,000, 550,000, 110,000, 50,000 (unaudited) and 5,000 (unaudited) stock options, respectively, to nonemployees, at an average exercise price of $0.12, $0.22, $0.19, $0.18 (unaudited) and $0.19 (unaudited) per share, respectively, and a grant date fair value of $0.07, $0.10, $0.15, $0.20 (unaudited) and $0.09 (unaudited), respectively. The stock based compensation expenses was insignificant for the all periods presented.

11. Employee Benefit Plan

The Company sponsors a 401(k) plan covering all employees. Contributions made by the Company are discretionary and are determined annually by the Board of Directors. The Company has made no contributions to the 401(k) plan since its inception.

12. Income Taxes

The components of the Company’s loss before income taxes were as follows (in thousands):

	Year Ended December 31,
	2012	2013	2014
Domestic	$(9,366)	$(4,882)	$(25,955)
Foreign	(1,537)	(1,262)	(1,849)

Loss before income taxes	(10,903)	(6,144)	(27,804)

SI-BONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of income tax expense are as follows (in thousands):

	Year Ended December 31,
	2012	2013	2014
Current:
Federal	$—	$—	$—
State	—	10	2
Foreign	—	—	—

Total current	—	10	2

Deferred:
Federal	3,526	2,198	9,326
State	816	471	1,276
Foreign	—	—	—

Total deferred	4,342	2,669	10,602
Change in deferred tax valuation allowance	(4,342)	(2,669)	(10,602)

Net deferred	—	—	—

Provision for income taxes	$—	$10	$2

Income tax expense differs from the amount computed by applying the statutory federal income tax rate due to the following:

	Year Ended December 31,
	2012	2013	2014
Tax at statutory federal rate	(34.0)%	(34.0)%	(34.0)%
State tax, net of federal benefit	(6.9)%	(6.1)%	(4.2)%
Foreign tax differential	0.0%	0.0%	0.0%
Tax credits	(0.9)%	(13.3)%	(2.6)%
Change in deferred tax valuation allowance	37.7%	41.6%	38.0%
Other	4.1%	12.0%	2.8%

Total income tax expense	0.0%	0.2%	0.0%

The tax effects of temporary differences and carry forwards that give rise to significant portions of the deferred tax assets are presented below (in thousands):

	December 31,
	2013	2014
Net operating loss carry forwards	$12,518	$22,428
Research and development credits	758	1,262
Depreciation and amortization	718	424
Accruals and reserves	830	1,316

	14,824	25,430
Less: Valuation allowance	(14,824)	(25,430)

Total deferred tax assets	$—	$—

SI-BONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has established a full valuation allowance against its deferred tax assets due to the uncertainty surrounding realization of such assets.

As of December 31, 2014, the Company had net operating loss (“NOL”) carryforwards of approximately $58.3 million and $48.6 million available to reduce future taxable income, if any, for federal and state income tax purposes, respectively. If not utilized, the Company’s federal and State net operating loss carryforwards begin to expire in 2029 and 2016, respectively, and valuation allowances have been established, where necessary.

As of December 31, 2014, the Company had credit carryforwards of approximately $1.2 million and $0.9 million available to reduce future taxable income, if any, for both Federal and California state income tax purposes, respectively. The Federal credits begin to expire in 2031, and the California credits have no expiration date.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. The Company has determined that it experienced Section 382 ownership changes in 2010 and $1.4 million of its NOLs are limited.

On January 1, 2009, the Company adopted the provisions of FASB Accounting Standards Codification (ASC 740-10), “Accounting for Uncertainty in Income Taxes.” ASC 740-10 prescribes a comprehensive model for the recognition, measurement, presentation and disclosure in financial statements of any uncertain tax positions that have been taken or expected to be taken on a tax return. The Company accounts for the uncertainty in income taxes by utilizing a comprehensive model for the recognition, measurement, presentation and disclosure in financial statements of any uncertain tax positions that have been taken or are expected to be taken on an income tax return. The changes in the Company’s uncertain income tax positions for the years ended December 31, 2012, 2013 and 2014 consisted of the following (in thousands):

Balances as of January 1, 2012	$56
Increases in balances related to tax positions taken during 2012	44

Balances as of January 1, 2013	100
Increases in balances related to tax positions taken during 2013	223
Increases in balances related to prior year tax positions	57

Balances as of December 31, 2013	380
Increases in balances related to tax positions taken during 2014	255

Balances as of December 31, 2014	$635

The Company has elected to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. The Company has accrued zero at December 31, 2014 and 2013 for payment of interest related to unrecognized tax benefits. None of the Company’s unrecognized tax benefits that, if recognized, would affect its effective tax rate at December 31, 2014.

The Company currently has no federal or state tax examinations in progress nor has it had any federal or state examinations since inception. As a result of the Company’s net operating loss carry forwards, all of its tax years are subject to federal and state tax examinations.

13. Related Party Transactions

In March 2008, the Company granted a loan to its President and Chief Executive Officer (“the borrower”) to assist with the exercise of his stock option grants in the form of a full recourse promissory note with an aggregate

SI-BONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

principal amount of $13,000. The notes are collateralized by the common stock issuable upon the exercise of the stock options as well as personal assets of the borrower. Interest under this note will accrue at the rate of 2.25% per annum. The loan was partially paid in 2014 and the remainder including all accrued interest, was repaid in full in July 2015 (unaudited).

In March 2008, the Company granted a loan to its Chief Medical Officer (“the borrower”) to assist with the exercise of his stock option grants in the form of a full recourse promissory note with an aggregate principal amount of $13,000. The notes are collateralized by the common stock issuable upon the exercise of the stock options as well as personal assets of the borrower. Interest under this note will accrue at the rate of 2.25% per annum. As of March 31, 2015, the outstanding balance of this loan was $13,000 (unaudited) including interest of $2,000 (unaudited). This loan, including all accrued interest, was repaid in full in July 2015 (unaudited).

In March 2013, the Company granted a loan to its previous Chief Financial Officer (“the borrower”) to assist with the exercise of his stock option grants in the form of a full recourse promissory note with an aggregate principal amount of $200,000. The notes are collateralized by the common stock issuable upon the exercise of the stock options as well as personal assets of the borrower. Interest under this note will accrue at the rate of 1.09% per annum. The principal balance of this Note, together with all interest accrued and unpaid to date is due on March 13, 2018.

In February 2014, the Company granted a loan to its Chief Executive Officer (“the borrower”) to assist with the exercise of his stock option grants in the form of a full recourse promissory note with an aggregate principal amount of $437,000. The notes are collateralized by the common stock issuable upon the exercise of the stock options as well as personal assets of the borrower. Interest under this note will accrue at the rate of 1.97% per annum. The principal balance of this Note, together with all interest accrued and unpaid to date is due on February 11, 2019.

14. Net Loss Per Share Attributable to Common Stockholders and Unaudited Pro Forma Net Loss Per Share of Common Stock

Net Loss Per Share Attributable to Common Stockholders

The following table summarizes the computation of basic and diluted net loss per share attributable to common stockholders of the Company (in thousands, except share and per share data):

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
				(unaudited)
Net loss	$(10,903)	$(6,154)	$(27,806)	$(3,762)	$(7,593)

Weighted-average shares used to compute basic and diluted net loss per share	34,076,263	41,201,966	48,035,918	45,190,957	52,592,709

Net loss per share, basic and diluted	$(0.32)	$(0.15)	$(0.58)	$(0.08)	$(0.14)

SI-BONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Weighted average unvested shares of 5,964,084, 2,942,793 and 1,903,393 for the years ended December 31, 2012, 2013 and 2014, respectively, and 3,491,785 and 2,638,605 for the three months ended March 31, 2014 and 2015, respectively, were excluded from the weighted-average shares used to compute basic and diluted net loss per share. The following common stock equivalents were excluded from the computation of diluted net loss per share for the periods presented because including them would have been antidilutive:

	December 31,			March 31,
	2012	2013	2014	2014	2015
				(unaudited)
Stock options	22,664,191	21,692,678	34,923,054	21,617,524	31,880,496
Unvested shares	5,964,084	3,100,196	2,814,690	4,698,677	2,829,250
Convertible preferred stock	102,993,291	102,993,291	143,556,724	102,993,291	143,556,724
Convertible preferred stock warrants	988,522	1,384,326	1,497,913	1,384,326	1,497,913
Common stock warrants	—	1,818,182	2,212,918	1,818,182	2,212,918

Unaudited Pro Forma Net Loss Per Share of Common Stock

Unaudited pro forma basic and diluted loss per share is computed as follows (in thousands, except per share data):

	Year Ended December 31, 2014	Three Months Ended March 31, 2015
(unaudited)
Numerator:
Net loss	$(27,806)	$(7,593)
Change in fair value of convertible preferred stock warrant liability

Pro forma net loss attributable to common shareholder—basic and diluted	$	$

Denominator:
Weighted-average shares used to compute basic and diluted net loss per share
Adjustments to reflect the assumed conversion of convertible preferred stock

Pro forma weighted average common shares used to compute net loss per share, basic and diluted preferred stock outstanding

Net loss per share, basic and diluted	$	$

15. Subsequent Events

Between April and June 2015, the Company completed the second round of the Series 6 convertible preferred stock issuance in a $21.6 million financing and issued a total of 23,652,869 shares of Series 6 at $0.92 per share.

In April 2015, the Board of Directors approved an increase to the stock option pool of 12,228,260 shares available for grant, an increase to the total authorized common stock to 290,000,000 and an increase to the total authorized convertible preferred stock to 176,328,941.

In May 2015, the Company granted stock options to purchase 9,307,891 shares of common stock with an exercise price of $0.44 per share.

            Shares

Common Stock

Prospectus

Morgan Stanley	BofA Merrill Lynch

Canaccord Genuity	JMP Securities

                    , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred and payable by us in connection with the sale and distribution of our common stock, other than underwriting discounts and commissions. All amounts are estimates except for the Securities and Exchange Commission (SEC) registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee and the Nasdaq Global Market listing fee.

Payable by us
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Market listing fee		*
Blue sky fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Registrar and transfer agent fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our amended and restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding, and permit us to secure insurance on behalf of any director, officer, employee, or other enterprise agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

We intend to enter into indemnification agreements with each of our directors and executive officers and certain other key employees, a form of which is attached as Exhibit 10.1. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer, or other key employee because of his or her status as one of our directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws. In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees in connection with a legal proceeding.

Reference is made to the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities. In addition, Section 1.9 of our amended and restated investors’ rights agreement, or IRA, contained in Exhibit 4.2 to this registration statement provides for indemnification of certain of our stockholders against liabilities described in our IRA.

We maintain insurance policies that indemnify our directors and officers against various liabilities under the Securities Act and the Exchange Act of 1934, as amended, that might be incurred by any director or officer in his or her capacity as such.

Item 15. Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold from January 1, 2012 through June 30, 2015:

On July 25, 2012, we issued and sold an aggregate of $2,000,000 in principal of convertible promissory notes and warrants to two accredited investors, with such convertible promissory notes accruing interest at a rate of 8% per annum. On April 21, 2014, all outstanding principal and unpaid accrued interest in connection with such convertible promissory notes were converted into shares of our Series 5 preferred stock at $0.51 per share.

From April 15, 2014 to June 19, 2015, we issued and sold an aggregate of 59,714,494 shares of our Series 6 preferred stock at $0.92 per share to 37 accredited investors for an aggregate consideration of approximately $54,644,733.

On July 25, 2012, we issued warrants to purchase an aggregate of 988,522 shares of Series 5 preferred stock at an exercise price of $0.51 per share in connection with a bridge loan financing entered into with our investors, Montreux Equity Partners and Skyline Ventures. As of June 30, 2015, the warrants were exercisable for an aggregate of 988,522 shares of Series 5 preferred stock at an exercise price of $0.51 per share until the earliest to occur of (i) their expiration on July 25, 2019, (ii) an initial public offering, or (iii) a corporate transaction.

In connection with the Loan and Security Agreement we entered into with Silicon Valley Bank, or SVB, on July 18, 2013, we issued to each of SVB and Westriver Mezzanine Loans, LLC, or Westriver, a warrant to purchase, in the aggregate, 1,818,182 shares of our common stock at an exercise price of $0.22 per share. As of June 30, 2015, the warrants were exercisable for an aggregate of 1,818,182 shares of common stock at an exercise price of $0.22 per share until their expiration on July 17, 2023. In addition, we issued to SVB a warrant to purchase 395,804 shares of our Series 5 Preferred Stock at an exercise price of $0.51 per share. As of June 30, 2015, the warrant was exercisable for an aggregate of 395,804 shares of Series 5 preferred stock at an exercise price of $0.51 per share until their expiration on July 17, 2023.

In connection with the Amended and Restated Loan and Security Agreement we entered into with SVB, on November 26, 2014, we issued to each of SVB and Westriver, a warrant to purchase, in the aggregate, 394,736 shares of our common stock at an exercise price of $0.19 per share. As of June 30, 2015, the warrants were exercisable for an aggregate of 394,736 shares of common stock at an exercise price of $0.19 per share until their expiration on November 25, 2024. In addition, we issued to SVB, a warrant to purchase 113,587 shares of our Series 6 preferred stock at an exercise price of $0.92 per share. As of June 30, 2015, the warrant was exercisable for an aggregate of 113,587 shares of Series 6 preferred stock at an exercise price of $0.92 per share until their expiration on November 25, 2024.

Under our 2008 Stock Plan, we have (i) granted options to purchase 42,758,264 shares of common stock with per share exercise prices ranging from $0.12 to $0.44, (ii) issued 16,356,363 shares of common stock upon exercise of options for aggregate consideration of $1,850,123, at exercise prices ranging from $0.02 to $0.22, and (iii) granted 25,000 shares of common stock with a per share fair value of $0.19 as of the date of grant to our directors, officers, employees, and consultants.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The Registrant believes that each transaction was exempt from the registration requirements of the Securities Act in reliance on the following exemptions:

(1)	These transactions were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients made representations to us that such recipient was an “accredited investor,” as defined under Rule 501 of the Securities Act, and that such recipient had adequate information about us or had adequate access, through their relationships with us, to information about us.

(2)	These transactions were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate information about us or had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits. We have filed the exhibits listed on the accompanying Exhibit Index, which is incorporated herein by reference.

(b) Financial Statement Schedules. All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes, which is incorporated herein by reference.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the     day of                     , 2015.

SI-BONE, INC.

By:
Jeffrey W. Dunn President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Jeffrey W. Dunn, Laura Francis and Robert E. Johnson, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date

Jeffrey W. Dunn	President, Chief Executive Officer (Principal Executive Officer), and Director	, 2015

Laura Francis	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2015

David Bonita	Director	, 2015

Timothy E. Davis, Jr.	Director	, 2015

John G. Freund	Director	, 2015

Gregory K. Hinckley	Director	, 2015

Mark A. Reiley	Director	, 2015

John J. Savarese	Director	, 2015

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1	Restated Certificate of Incorporation of Registrant, as amended.

3.2*	Form of Amended and Restated Certificate of Incorporation of Registrant, to be effective upon completion of this offering.

3.3	Second Amended and Restated Bylaws of Registrant.

3.4*	Form of Amended and Restated Bylaws of Registrant, to be effective upon completion of this offering.

4.1*	Form of Registrant’s common stock certificate.

4.2	Amended and Restated Investors’ Rights Agreement, dated April 21, 2014, by and among the Registrant and the parties thereto.

4.3*	Form of Warrant to Purchase Stock.

5.1*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2	2008 Stock Plan and forms of agreements thereunder.

10.3	Office Lease Agreement, dated August 9, 2012, by and among the Registrant and the other party thereto, as amended on December 19, 2013 and February 27, 2014.

10.4*	Loan and Security Agreement, dated September 13, 2012, between the Registrant and Silicon Valley Bank, as amended on July 22, 2013 and November 26, 2014.

10.5*	Loan and Security Agreement, dated July 22, 2013 between the Registrant and Silicon Valley Bank, as amended on November 26, 2014.

10.6*	Offer Letter, dated December 15, 2009, between the Registrant and Jeffrey W. Dunn.

10.7*	Offer Letter, dated April 27, 2015, between the Registrant and Laura Francis.

10.8*	Offer Letter, dated March 24, 2010, between the Registrant and Jason H. Cauble, as amended on June 28, 2013.

10.9*	Letter Agreement, dated May 29, 2015, between the Registrant and Daniel P. Murray.

10.10*	Independent Contractor Agreement, dated June 2, 2015, between the Registrant and Daniel P. Murray.

10.11*	Offer Letter, dated September 16, 2013, between the Registrant and Timothy E. Davis, Jr.

10.12*	Offer Letter, dated December 14, 2010, between the Registrant and Gregory K. Hinckley.

21.1	List of Subsidiaries of Registrant.

23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1).

24.1	Power of Attorney (contained in the signature page to this registration statement).

*	To be filed by amendment.